Form 10-K405, Exhibit 13
period 1996-11-01
BRIDGFORD FOODS CORP
filed 1997-01-30
CIK 14177

                                                                    EXHIBIT 13.1

DESCRIPTION OF BUSINESS

   Bridgford Foods Corporation and its subsidiaries manufacture and/or distribute refrigerated, frozen and snack food products. The Company markets its products throughout the United States. The Company sells its products through wholesale outlets, restaurants and institutions. The products are sold by the Company's own sales force, brokers, cooperatives, wholesalers and independent distributors. Products are currently sold through approximately 25,000 retail food stores in forty-eight states within the continental United States, Hawaii and Canada that are serviced by Company-owned service routes. Company products are also sold throughout the country to approximately another 17,500 retail outlets and 19,000 restaurants and institutions.

   The following summary represents the approximate percentage of net sales by class of product for each of the last five fiscal years:

                                    1996      1995      1994      1993      1992
                                    ----      ----      ----      ----      ----
Products  manufactured
  or processed by
  the Company ................        83        85        87        89        89
Products manufactured
  or processed
  by others ..................        17        15        13        11        11
                                    ----      ----      ----      ----      ----
Total ........................       100       100       100       100       100
                                    ====      ====      ====      ====      ====

COMMON STOCK AND DIVIDEND DATA

   The common stock of the Company is traded in the national over-the-counter market and is authorized for quotation on The Nasdaq National Market under the symbol "BRID". The following table reflects the high and low closing prices and cash dividends paid as quoted by Nasdaq for each of the last eight fiscal quarters.

                                Prices
Fiscal                  --------------------       Cash Dividends
Quarter Ended            $High         $Low             Paid
-------------           ------        ------       --------------
January 27, 1995        10 3/4         9                $.08 **
April 28, 1995          13 1/2         9 1/4            $.05
July 28, 1995           14            10 5/8            $.05
November 3, 1995        12             9 3/4            $.05
February 2, 1996        10 3/4         8 1/2            $.06
May 3, 1996             11 1/4         8 1/4            $.06
August 2, 1996           9 3/4         6 1/2            $.06
November 1, 1996         9             7                $.06

** Includes $.03 per share extra cash dividend.


ANNUAL SHAREHOLDERS MEETING

   The 1997 annual shareholders meeting will be held at the Holiday Inn, 222 W. Houston Avenue, Fullerton, California at 10:00 a.m. on Wednesday, March 12, 1997.

[BAR GRAPHS]


                           BRIDGFORD FOODS CORPORATION
                               HISTORICAL TRENDS

 YEARS        SALES      NET INCOME    CASH DIVIDENDS    WORKING CAPITAL      EQUITY
  88       60,180,365     2,654,207         373,135         6,424,429        8,149,454
  89       72,623,078     3,495,373         559,086         9,329,724       13,366,813
  90       84,334,434     3,916,985         840,167        11,618,627       16,443,631
  91       92,866,266     4,489,995       1,006,277        14,221,096       19,927,349
  92      100,113,269     5,298,407       1,130,908        17,214,946       24,094,848
  93      105,146,822     5,576,332       1,503,509        21,413,629       28,167,671
  94      108,883,562     6,141,726       1,879,385        24,870,630       32,430,012
  95      112,497,590     6,590,855       2,161,295        22,494,577       36,859,572
  96      118,316,470     5,651,383       2,255,264        22,401,167       40,255,691

TO OUR SHAREHOLDERS:

Sales set a new record for the eleventh consecutive year in 1996. Dividends were increased for the tenth year in a row. Three major capital improvement projects begun in our 1995 fiscal year, including the two largest in the Company's 64 year history, were completed with a total capitalized cost of $12,000,000. Net income for 1996 was $5.7 million, which reflects a decrease from 1995 due to extremely high raw material costs in both our meat and bakery divisions.

SALES, EARNINGS AND DIVIDENDS

Sales in our 52 week 1996 fiscal year increased to $118,316,470, a 5.2% gain over sales in the 53 week 1995 fiscal year. Most of our sales gains are attributable to increases in our number of direct store distribution customers and strong sales of our meat snack products such as pepperoni and beef jerky. We also added exciting new Focaccia Club and Focaccia Chicken sandwiches to our Bridgford Micro-Ready(TM) product line and developed new biscuit products for our foodservice customers.

Net income was $5,651,383 or sixty cents per share in 1996, 14.3% less than 1995 net income. During 1996 costs of pork raw materials required in our meat business and wheat flour used in our bakery operations unexpectedly reached extraordinarily high levels. Where possible, price increases to pass on these higher costs have been implemented. Bakery costs have stabilized somewhat during the first quarter of fiscal 1997. Costs of pork raw materials will remain relatively high during 1997.

Cash dividends in 1996 were paid at a record level of twenty four cents per share. Cash dividends totaling $2,255,000 were paid to shareholders in the 1996 fiscal year. Your board of directors has maintained the rate of six cents in the first quarter of 1997 based on our strong financial condition and positive business outlook.

FINANCIAL CONDITION

Bridgford Foods Corporation concluded 1996 with shareholder's equity of $40,255,691, a gain of $3,396,119 or 9% over the prior year end. Working capital remained strong at $22,401,167 and our current asset to current liability ratio was maintained at a 2.2 to 1 level. Our excellent financial condition was sustained while we invested $5,988,000 in capital improvements during 1996. All improvements were financed internally and the company remained debt-free for the tenth consecutive year. A $2,000,000 line of credit with a major bank is available in the event it is needed for business opportunities.

OPERATIONS

A major portion of our capital expenditures were made to complete construction and equipping of our new state-of-the-art North Carolina frozen food plant and for new additions and modernization of our Frozen-Rite plant in Dallas, Texas. These factories are now running efficiently. We also renovated and enlarged the manufacturing facilities at our Chicago meat processing plant and equipped it with new processing machinery which will increase our capacity to produce dry sausage products. Substantial savings in production, storage and distribution costs will result from these investments.

SUMMARY

We expect 1997 to be a good year for Bridgford Foods Corporation. The modernization and expansion of our manufacturing facilities, increased sales volume, new product development and more stable raw material costs are expected to produce improved operating results.

We thank our directors, customers, suppliers, coworkers and shareholders for their support and confidence during 1996.


Respectfully submitted,



                 Allan L. Bridgford            Robert E. Schulze
                      Chairman                     President

January 16, 1997


                           BRIDGFORD FOODS CORPORATION
                                FINANCIAL SUMMARY
                                Fiscal Year Ended

                                       November 1         November 3         %
                                          1996               1995         Change
                                      ------------       ------------     ------
Net sales ......................      $118,316,470       $112,497,590         5
Income before taxes ............         9,116,383         10,630,855       (14)
Net income .....................         5,651,383          6,590,855       (14)
Net income per share ...........               .60                .70       (14)
Cash dividends per share .......               .24                .23         4
Working capital ................        22,401,167         22,494,577        --
Total assets ...................        58,277,948         52,623,417        11
Shareholders' equity ...........        40,255,691         36,859,572         9
   Return on average
     equity ....................             14.66%             19.02%

                             SELECTED FINANCIAL DATA

                                   November 1        November 3      October 28      October 29      October 30
                                       1996              1995**          1994            1993            1992
Net Sales ....................    $118,316,470      $112,497,590    $108,883,562    $105,146,822    $100,113,269
Net Income ...................       5,651,383         6,590,855       6,141,726       5,576,332       5,298,407
Net Income Per Share .........             .60               .70             .65             .59             .56
Current Assets ...............      40,423,424        38,258,422      39,427,179      32,721,065      28,652,723
Current Liabilities ..........      18,022,257        15,763,845      14,556,549      11,307,436      11,437,777
Working Capital ..............      22,401,167        22,494,577      24,870,630      21,413,629      17,214,946
Property, Plant and Equip.,Net      17,854,524        14,364,995       7,559,382       6,754,042       6,879,902
Total Assets .................      58,277,948        52,623,417      46,986,561      39,475,107      35,532,625
Long-term Debt ...............              --                --              --              --              --
Deferred Taxes on Income .....              --                --              --              --              --
Shareholders' Equity .........      40,255,691        36,859,572      32,430,012      28,167,671      24,094,848
Cash Dividends Per Share .....             .24               .23             .20             .16             .12

**53 weeks

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS LIQUIDITY AND CAPITAL RESOURCES

   Certain statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Bridgford Foods Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following; general economic and business conditions; the impact of competitive products and pricing; success of operating initiatives; development and operating costs; advertising and promotional efforts; adverse publicity; acceptance of new product offerings; consumer trial and frequency; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; commodity, labor, and employee benefit costs; changes in, or failure to comply with, government regulations; weather conditions; construction schedules; and other factors referenced in this report.

   The Company's operating results are heavily dependent upon the prices paid for raw materials. The marketing of the company's value-added products does not lend itself to instantaneous changes in selling prices. Changes in selling prices are relatively infrequent and do not compare with the volatility of commodity markets. Higher flour and pork prices were experienced during fiscal 1996 compared to prior fiscal years. Management anticipates that these costs will continue to stabilize into fiscal year 1997 although no assurances can be given. Costs of flour have declined in the 10 to 20% range since the close of the third quarter of 1996 while pork prices have remained at historically high levels.

   The impact of inflation on the Company's financial position and results of operations has not been significant during the last three years. Management is of the opinion that the Company's strong financial position and its capital resources are sufficient to provide for its operating needs and capital expenditures.

   Favorable operating results over the past several years have continued to provide significant liquidity to the Company. Net cash provided by operating activities was $7,162,000 in the 1996 fiscal year compared to $5,580,000 in 1995 and $9,902,000 in 1994. Accounts receivable balances decreased by $185,000 in 1996 (2%) due to strong collections, and increased $769,000 (8%) in 1995 and $794,000 (9%) in 1994 due to the continued expansion of the business and changing nature of the customer base. Inventories increased $1,754,000 (13%) in 1996 and $1,790,000 (15%) in 1995 due to continued business expansion, higher storage capacities, higher raw materials costs and increased distribution of the Company's products. Prepaid expenses increased $494,000 (15%), $849,000 (33%),and $256,000 (11%) in 1996, 1995 and 1994 due primarily to the increased cash surrender value of life-insurance polices. The Company also recorded income taxes receivable in prepaid expenses of $287,000 in 1995. Accounts payable and accrued expenses increased $2,200,000 (14%) in 1996 and $1,462,000 (10%) in 1995
due primarily to increases in non-funded employee benefits and accrued advertising.

    The Company's capital improvement programs continued into 1996. Cash used for additions to property, plant and equipment decreased $2,787,000 (32%). Significant projects were completed at all locations, primarily the Dallas Freezer expansion at a total cost of $6,005,000 ($1,820,000 for fiscal year
1996) and the North Carolina plant at a total cost of $5,070,000 ($2,177,000 for fiscal year 1996). The balance of projects in process at November 1, 1996 was $167,000. Capital expenditures in fiscal year 1995 for these projects totaled approximately $6.3 million. These investments are expected to yield higher production capacities, improved plant utilization and realize cost savings in future years. Although annual depreciation expense will increase as a result of these additions, such increase is not expected to have a material adverse impact on the operating results of the Company. Cash used for additions to property, plant and equipment increased $993,000 (57%) in 1994 compared to the prior year. Expenditures consisted primarily of additions of delivery vehicles, machinery and equipment and $1,554,000 in construction projects.

   Cash flows used to pay cash dividends increased $94,000 (4%) in 1996, $282,000 (15%) in 1995 and $376,000 (25%) in 1994, when compared to the prior year, in recognition of the continuing success of the Company.

   Cash and cash equivalents decreased $1,023,000 (14%) in 1996 and $5,282,000 (42%) in 1995 due primarily to significant investments made in property, plant and equipment and an increase in cash dividends paid. Cash and cash equivalents increased in 1994 $5,375,000 (74%) due to the continued operating success of the Company and significant increases in non-funded employee benefits. The Company has remained free of interest-bearing debt for ten consecutive years. Working capital decreased by $93,000 (1%) in 1996 and $2,376,000 (10%) in 1995 after reaching a record high of $24,871,000 in 1994. The decrease in working capital is directly attributable to significant investments made by the Company in projects in-process during the 1996 and 1995 fiscal years. The Company maintains a $2,000,000 revolving line of credit with Bank of America that expires April 30, 1998. There were no borrowings under this line of credit during 1996.

   RESULTS OF OPERATIONS

1996 (52 WEEKS) COMPARED TO 1995 (53 WEEKS)

   Sales in fiscal year 1996 increased $5,819,000 (5.2%) when compared to sales of the prior year. After considering the 53 week year, sales volume increased approximately 7.2% when compared to the prior year.

   Cost of products sold increased by $4,020,000 (5.6%) when compared to the prior year. The gross margin was approximately 36% in 1996 and 1995 compared to 35% for 1994. Costs for commodity products were less favorable in 1996 compared to prior years. However, a changing sales mix and increased selling prices helped mitigate the impact of these increased costs.

   Selling, general and administrative expenses increased $2,784,000 (9.9%) when compared to the prior year. This increase was generally consistent with the overall increase in sales. Advertising expenses outpaced the increase in sales as a result of aggressive promotional allowances to promote the Company's products and to maintain current distribution channels.

   Depreciation expense increased $530,000 (27%) when compared to the prior year. The Company completed significant expansion projects to existing facilities located in Texas and a food processing facility in North Carolina. First year (half-year convention) depreciation from these projects totaled approximately $490,000. The Company expects to continue the growth and modernization of facilities and equipment used in the business. The effective tax rate remained consistent with the prior year at 38%.

1995 COMPARED TO 1994 (53 VERSUS 52 WEEKS)

   Sales in fiscal year 1995 increased $3,614,000 (3%) when compared to sales of the prior year. After considering the 53 week year, sales volume increased slightly more than 1% when compared to the prior year.

   Cost of products sold increased by $1,274,000 (2%) when compared to the prior year. The gross margin increased to 36% in 1995 compared to 35% for 1994 and 1993. Commodity costs for meat products were more favorable in 1995 compared to prior years and this trend helped improve margins in 1995 despite the small increase in sales.

   Selling, general and administrative expenses increased $1,523,000 (6%) when compared to the prior year. This increase was generally consistent with the overall increase in sales. Increased advertising expenses slightly outpaced the increase in sales as a result of efforts to more heavily promote the Company's products and to continue to expand distribution channels.

   Depreciation expense increased $93,000 (5%) when compared to the prior year. The Company continued to expand its vehicle fleet in 1995 and this contributed to the increase. Several projects which were in process in the prior year were placed in service during 1995 which also contributed to the overall increase in depreciation. The Company expects to continue the growth and modernization of facilities and equipment used in the business. The effective tax rate remained consistent with the prior year at 38%.

   1994 COMPARED TO 1993

   Sales in fiscal year 1994 increased $3,737,000 (4%) when compared to sales of the prior year. Added unit sales volume was the principal reason for the increase while price increases had a minor influence on the overall sales gain. The closing of Bridgford Meat Company, the Company's San Diego based fresh meat business, offset the increase in sales by $2,665,000 in 1994.

   Cost of products sold increased by $1,816,000 (3%) as compared to the prior fiscal year due to higher unit sales volume. The gross profit margin remained consistent at 35% for 1994 and 1993.

   Selling, General and administrative expenses increased $987,000 (4%) during fiscal 1994. The bulk of the increase was concentrated in the Company's advertising programs. Advertising expenditures increased by approximately $700,000 during 1994 as compared to the prior year. Increased salaries and wages also contributed to higher costs.

    Depreciation expense increased $36,000 (2%) in 1994 compared to 1993. The continued expansion of the Company's business requires the addition and replacement of facilities and equipment related to manufacturing and sales activities. The effective tax rate was 38% for 1994 and 1993.

    Effective for fiscal year 1994, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Adoption of this statement did not materially impact the Company's consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ASSETS

                                                        November 1     November 3
                                                           1996           1995
                                                       -----------    -----------
Current assets:
   Cash and cash equivalents ......................    $ 6,343,022    $ 7,366,362
   Accounts receivable, less allowance for doubtful
     accounts of $503,584 and $505,623 ............     10,007,141     10,191,679
   Inventories ....................................     15,603,912     13,849,947
   Prepaid expenses ...............................      3,886,928      3,392,620
   Deferred income tax benefits ...................      4,582,421      3,457,814
                                                       -----------    -----------
          Total current assets ....................     40,423,424     38,258,422

Property, plant and equipment, net of
   accumulated depreciation of $22,637,673
     and $21,065,322 ..............................     17,854,524     14,364,995
                                                       -----------    -----------
                                                       $58,277,948    $52,623,417
                                                       ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable ...............................    $ 4,464,855    $ 4,662,825
   Accrued payroll and other expenses .............     13,444,084     11,046,103
   Income taxes payable ...........................        113,318         54,917
                                                       -----------    -----------
          Total current liabilities ...............     18,022,257     15,763,845
                                                       -----------    -----------
Contingencies and Commitments (Note 6)
Shareholders' equity:
   Preferred stock, without par value
     Authorized - 1,000,000 shares
     Issued and outstanding - none
   Common stock, $1.00 par value
     Authorized - 20,000,000 shares
     Issued and outstanding - 9,396,933 shares ....      9,453,816      9,453,816
   Capital in excess of par value .................      3,024,881      3,024,881
   Retained earnings ..............................     27,776,994     24,380,875
                                                       -----------    -----------
                                                        40,255,691     36,859,572
                                                       -----------    -----------
                                                       $58,277,948    $52,623,417
                                                       ===========    ===========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME


                                               Fiscal year ended
                                 --------------------------------------------
                                  (52 weeks)      (53 weeks)      (52 weeks)
                                  November 1      November 3      October 28
                                     1996            1995            1994
                                 ------------    ------------    ------------
Net sales ...................    $118,316,470    $112,497,590    $108,883,562
                                 ------------    ------------    ------------
Cost of products sold,
  excluding depreciation ....      75,874,768      71,854,739      70,580,426
Selling, general and
  administrative expenses ...      30,832,011      28,048,294      26,525,652

Depreciation ................       2,493,308       1,963,702       1,870,758
                                 ------------    ------------    ------------
                                  109,200,087     101,866,735      98,976,836
                                 ------------    ------------    ------------
Income before taxes .........       9,116,383      10,630,855       9,906,726

Provision for taxes on income       3,465,000       4,040,000       3,765,000
                                 ------------    ------------    ------------
Net income ..................    $  5,651,383    $  6,590,855    $  6,141,726
                                 ============    ============    ============

Net income per share ........    $        .60    $        .70    $        .65
                                 ============    ============    ============


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                Common stock             Capital                         Total
                                         -------------------------      in excess       Retained     shareholder's
                                           Shares         Amount         of par         earnings        equity
                                         ----------    -----------    ------------    -----------    ------------
Balance, October 29, 1993.............    9,396,933    $ 9,453,816    $  3,024,881    $15,688,974    $ 28,167,671
   Net income.........................                                                  6,141,726       6,141,726
  Cash dividends paid ($.20 per share)                                                 (1,879,385)     (1,879,385)
                                         ----------    -----------    ------------    -----------    ------------
Balance, October 28, 1994.............    9,396,933      9,453,816       3,024,881     19,951,315      32,430,012
  Net income..........................                                                  6,590,855       6,590,855
  Cash dividends paid ($.23 per share)                                                 (2,161,295)     (2,161,295)
                                         ----------    -----------    ------------    -----------    ------------
Balance, November 3, 1995.............    9,396,933      9,453,816       3,024,881     24,380,875      36,859,572
  Net income..........................                                                  5,651,383       5,651,383
  Cash dividends paid ($.24 per share)                                                 (2,255,264)     (2,255,264)
                                         ----------    -----------    ------------    -----------    ------------
Balance, November 1, 1996.............    9,396,933    $ 9,453,816    $  3,024,881    $27,776,994    $ 40,255,691
                                         ==========    ===========    ============    ===========    ============

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       Fiscal year ended
                                                        ---------------------------------------------
                                                        November 1       November 3       October 28
                                                           1996             1995             1994
                                                        -----------     ------------     ------------
Cash flows from operating activities:
 Net income ........................................    $ 5,651,383     $  6,590,855     $  6,141,726
 Income charges not affecting cash:
   Depreciation ....................................      2,493,308        1,963,702        1,870,758
   Provision for losses on accounts receivable .....        139,150          138,650           64,545
   Gain on sale of assets ..........................        (52,729)         (68,153)         (29,387)

Effect on cash of changes in assets and liabilities:
   Accounts receivable .............................         45,388         (908,128)        (858,465)
   Inventories .....................................     (1,753,965)      (1,789,927)         473,457
   Prepaid expenses ................................       (494,308)        (849,272)        (255,920)
   Deferred income tax benefits ....................     (1,124,607)        (704,572)        (754,275)
   Accounts payable and accrued expenses ...........      2,200,011        1,462,211        2,939,281
   Income taxes payable ............................         58,401         (254,915)         309,832
                                                        -----------     ------------     ------------
    Net cash provided by operating activities ......      7,162,032        5,580,451        9,901,552
                                                        -----------     ------------     ------------
Cash used in investing activities:
   Proceeds from sale of assets ....................         57,601           73,454           73,847
   Additions to property, plant and equipment ......     (5,987,709)      (8,774,616)      (2,720,558)
                                                        -----------     ------------     ------------
    Net cash used in investing activities ..........     (5,930,108)      (8,701,162)      (2,646,711)
                                                        -----------     ------------     ------------
Cash used for financing activities:
   Cash dividends paid .............................     (2,255,264)      (2,161,295)      (1,879,385)
                                                        -----------     ------------     ------------
Net (decrease) increase in cash and cash equivalents     (1,023,340)      (5,282,006)       5,375,456

Cash and cash equivalents at beginning of year .....      7,366,362       12,648,368        7,272,912
                                                        -----------     ------------     ------------
Cash and cash equivalents at end of year ...........    $ 6,343,022     $  7,366,362     $ 12,648,368
                                                        ===========     ============     ============
Cash paid for income taxes .........................    $ 3,955,717     $  5,003,099     $  4,021,490
                                                        ===========     ============     ============

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany transactions have been eliminated. The carrying amount of cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities approximate fair market value due to the short maturity of these instruments.

Business segment

   The Company and its subsidiaries operate in one business segment - the manufacturing and/or distributing of refrigerated, frozen and snack food products.

Fiscal year

   The Company maintains its accounting records on a 52-53 week fiscal basis. Fiscal years 1996 and 1994 include 52 weeks each. Fiscal year 1995 includes 53 weeks.

Revenues

   Revenues are recognized upon product shipment or delivery to customers.

Cash equivalents

   The Company considers all investments with original maturities of three months or less to be cash equivalents. Cash equivalents include treasury bills of $5,194,000 at November 1, 1996 and $6,987,000 at November 3, 1995.

Inventories

   Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

Property, plant and equipment

   Property, plant and equipment is carried at cost less accumulated depreciation. Major renewals and betterments are charged to the asset accounts while the cost of maintenance and repairs is charged to income as incurred. When assets are sold or otherwise disposed of, the cost and accumulated depreciation are removed from the respective accounts and the resulting gain or loss is credited or charged to income. Depreciation is computed on the straight-line basis over 10 to 20 years for buildings and improvements, 5 to 10 years for machinery and equipment and 3 to 5 years for transportation equipment.

Income taxes

   Deferred taxes are provided for items whose financial and tax bases differ.

Earnings per share

 Net income and cash dividends per share are calculated based on the weighted average number of shares outstanding, 9,396,933, for all periods presented.

NOTE 2 - COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS:

                                                              (in thousands)
                                                            1996           1995
                                                          -------        -------
PROPERTY, PLANT AND EQUIPMENT:

Land .............................................        $ 1,083        $   598
Buildings and improvements .......................         10,683          7,083
Machinery and equipment ..........................         23,672         15,186
Transportation equipment .........................          5,055          5,140
Construction in-progress .........................                         7,423
                                                          -------        -------
                                                           40,493         35,430
Accumulated depreciation .........................         22,638         21,065
                                                          -------        -------
                                                          $17,855        $14,365
                                                          =======        =======
INVENTORIES:

Meat, ingredients
  and supplies ...................................        $ 4,320        $ 3,552
Work in progress .................................          1,501          1,862
Finished goods ...................................          9,783          8,436
                                                          -------        -------
                                                          $15,604        $13,850
                                                          =======        =======
ACCRUED PAYROLL AND OTHER EXPENSES:

Payroll, vacation and
  payroll taxes ..................................        $12,057        $10,365
Property taxes ...................................            228            208
Other ............................................          1,159            473
                                                          -------        -------
                                                          $13,444        $11,046
                                                          =======        =======

NOTE 3  - RETIREMENT AND BENEFIT PLANS:

   The Company has noncontributory trusteed defined benefit retirement plans for sales, administrative, supervisory and certain other employees. The benefits under these plans are primarily based on years of service and compensation levels. The Company's funding policy is to contribute annually the maximum amount deductible for federal income tax purposes.

   Net pension cost consisted of the following (in thousands):

                                                 1996         1995         1994
                                                -----        -----        -----
Cost of benefits earned
  during the year .......................       $ 611        $ 568        $ 547
Interest cost on projected
  benefit obligation ....................         689          585          532
Actual return on plan assets ............         120          152           85
Deferral of unrecognized
 gain on plan assets ....................        (679)        (638)        (585)
Amortization of transition
  asset .................................         (76)         (76)         (76)
Amortization of unrecognized
  prior service costs ...................          34           24           23
                                                -----        -----        -----
Net pension cost ........................       $ 699        $ 615        $ 526
                                                =====        =====        =====

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   The transition asset is being amortized using the straight-line method over
17.63 years, the average remaining service periods of active plan participants. The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 6%, respectively. The expected long-term rate of return on assets for all fiscal years was 7.5%.

   Plan assets are primarily invested in marketable equity securities, corporate and government debt securities and real estate and are administered by a life insurance company.

   The funded status of the plan is as follows:

                                                         (in thousands):
                                                  1996        1995        1994
                                                -------     -------     -------
Plan assets at fair
  market value .............................    $ 8,657     $ 7,554     $ 6,538
                                                -------     -------     -------
Actuarial present value of
  benefit obligations:
    Accumulated benefits
     based on current salary
     levels, including vested
     benefits of $7,324
     $6,823 and $5,841 .....................      7,917       7,208       6,214
    Additional benefits based
      on estimated future salary levels ....      2,044       1,978       1,902
                                                -------     -------     -------
      Projected benefit obligation .........      9,961       9,186       8,116
                                                -------     -------     -------
Projected benefit obligation
  in excess of
  plan assets ..............................     (1,304)     (1,632)     (1,578)
Unrecognized prior service
   costs ...................................        315         235         236
Unrecognized loss (gain) on
   plan assets .............................     (1,661)       (479)        156
Unrecognized net transition
   asset ...................................       (596)       (671)       (747)
                                                -------     -------     -------
Accrued pension cost .......................    $(3,246)    $(2,547)    $(1,933)
                                                =======     =======     =======

   In fiscal year 1991, the Company adopted a non-qualified supplemental retirement plan for certain key employees. Benefits provided under the plan are equal to 60% of the employee's final average earnings, less amounts provided by the Company's defined benefit pension plan and amounts available through Social Security. Total annual benefits are limited to $120,000 for each participant in the plan. Effective January 1, 1991 the Company adopted a deferred compensation savings plan for certain key employees. Under this arrangement, selected employees contribute a portion of their annual compensation to the plan. The Company contributes an amount to each participant's account by computing an investment return equal to Moody's Average Seasoned Bond Rate plus 2%. Employees receive vested amounts upon death, termination or retirement. Total benefit expense recorded under these plans for fiscal years 1996, 1995 and 1994 was $405,000, $470,000 and $358,000, respectively. Benefits payable related to these plans and included in accrued payroll in the accompanying financial statements were $2,480,000 and $1,872,000 at November 1, 1996 and November 3, 1995,
respectively. In connection with this arrangement the Company is the beneficiary of life insurance policies on the lives of certain key employees. The aggregate cash surrender value of these policies, included in prepaid expenses, was $3,341,000 and $2,763,000 at November 1, 1996 and November 3, 1995,
respectively. The total (income) expense recorded related to these policies was approximately ($46,000), ($20,000) and $6,000 for fiscal years 1996, 1995 and
1994, respectively.

   Effective for fiscal year 1994, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement focuses principally on postretirement health care benefits and requires accrual of the expected cost of providing those benefits over the service lives of the employees. Adoption of this statement did not materially impact the Company's consolidated financial statements.

NOTE 4 - INCOME TAXES:

     The provision for taxes on income includes the following:

                                                  (in thousands)
                                      1996              1995              1994
                                    -------           -------           -------
Current:
  Federal ................          $ 4,039           $ 4,102           $ 3,844
  State ..................              551               643               675
                                    -------           -------           -------
                                      4,590             4,745             4,519
                                    -------           -------           -------
Deferred:
  Federal ................             (933)             (609)             (657)
  State ..................             (192)              (96)              (97)
                                    -------           -------           -------
                                     (1,125)             (705)             (754)
                                    -------           -------           -------
                                    $ 3,465           $ 4,040           $ 3,765
                                    =======           =======           =======

   The total tax provision differs from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

                                                         (in thousands)
                                                   1996        1995        1994
                                                  ------      ------      ------
Provision for federal
  income taxes at
  the applicable
  statutory rate ...........................      $3,100      $3,614      $3,368
Increase in provision resulting from:
    State income taxes,
      net of federal income
      tax benefit ..........................         335         397         391
    Other, net .............................          30          29           6
                                                  ------      ------      ------
                                                  $3,465      $4,040      $3,765
                                                  ======      ======      ======

   Deferred income taxes result from differences in the bases of assets and liabilities for tax and accounting purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Deferred tax assets (liabilities) are comprised of the following:

                                                           (in thousands)
                                                        1996              1995
                                                      -------           -------
Receivables allowance ......................          $   199           $   167
Inventory capitalization ...................              297               218
Deferred compensation ......................            1,335             1,092
Franchise tax ..............................               93               100
Vacation benefits ..........................              407               321
Pension and
  health care benefits .....................            2,638             1,676
Depreciation ...............................             (313)              (54)
Other ......................................              (74)              (62)
                                                      -------           -------
                                                      $ 4,582           $ 3,458
                                                      =======           =======

   No valuation allowance was provided against deferred tax assets in the accompanying statements.

NOTE 5 - LINE OF CREDIT:

   Under the terms of a revolving line of credit with Bank of America, the Company may borrow up to $2,000,000 through April 30, 1998. At any time prior to May 1998, the Company may convert borrowings, if any, into a three-year term loan with principal and interest payable monthly commencing May 31, 1998. The interest rate is at the bank's reference rate unless the Company elects an optional interest rate. The borrowing agreement contains various covenants, the more significant of which require the Company to maintain certain levels of shareholders' equity and working capital. The Company was in compliance with all provisions of the agreement during the year. There were no borrowings under this line of credit during the year.

NOTE 6 - CONTINGENCIES AND COMMITMENTS:

  The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

   The Company leases certain transportation equipment under an operating lease expiring in 1999. The terms of the lease provide for annual renewal options and contingent rental payments based upon mileage and adjustments of rental payments based on the Consumer Price Index. Minimum rental payments were $263,000, $272,000 and $290,000 in fiscal years 1996,1995 and 1994, respectively. Contingent payments were $95,000 in 1996 and 1995, and $92,000 in 1994. Future minimum lease payments are approximately $257,000 per year from 1996 through 1998, and $130,000 in 1999. The Company also leases certain other properties which do not result in material commitments.


REPORT OF INDEPENDENT ACCOUNTANTS
PRICE WATERHOUSE LLP

To the Board of Directors and Shareholders of Bridgford Foods Corporation

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Bridgford Foods Corporation and its subsidiaries at November 1, 1996 and November 3, 1995, and the results of their operations and their cash flows for each of the three years in the period ended November 1, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Costa Mesa, California
December 24, 1996

DIRECTORS

Allan L. Bridgford
Chairman

Hugh Wm. Bridgford

Paul A. Gilbert
Senior Vice President,
Smith Barney, Inc.

John W. McNevin
Consultant
(Formerly Vice President
Eastman/Office Depot, Inc.)

Steven H. Price
Property Management

Robert E. Schulze

Norman V. Wagner II
Retired (formerly President,
Signal Landmar

Paul R. Zippwald
Retired (former
President, Bank of America)

OFFICERS

Allan L. Bridgford
Chairman, Board of Directors

Robert E. Schulze
President

Hugh Wm. Bridgford
Chairman, Executive Committee
and Vice President

Salvatore F. DeGeorge
Senior Vice President

Lawrence D. English
Vice President

William L. Bridgford
Secretary

Raymond F. Lancy
Treasurer

GENERAL OFFICES

Bridgford Foods Corporation
1308 North Patt Street
P.O. Box 3773
Anaheim, California 92803
Phone (714) 526-5533

BRANCH OPERATIONS

Phoenix, Arizona
Fresno, California
Modesto, California
Oakland, California
Sacramento, California
Chicago, Illinois
Statesville, North Carolina
Dallas, Texas

TRANSFER AGENT AND REGISTRAR

Chase Mellon Shareholder Services
450 West 33rd Street
8th Floor
New York, NY 10001
P.O. Box 24935
Church Street Station
New York, NY 10249
Phone (800) 356-2017

INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP
Costa Mesa, California