Form 10-K405, Exhibit 13
period 1997-10-31
BRIDGFORD FOODS CORP
filed 1998-01-28
CIK 14177

                                                                   EXHIBIT 13.1

DESCRIPTION OF BUSINESS

         Bridgford Foods Corporation and its subsidiaries manufacture and/or distribute refrigerated, frozen and snack food products. The Company markets its products throughout the United States. The Company sells its products through wholesale outlets, restaurants and institutions. The products are sold by the Company's own sales force, brokers, cooperatives, wholesalers and independent distributors. Products are currently sold through approximately 25,700 retail food stores in forty-eight states within the continental United States, Hawaii and Canada that are serviced by Company-owned service routes. Company products are also sold throughout the country to approximately another 18,000 retail outlets and 19,000 restaurants and institutions.

         The following summary represents the approximate percentage of net sales by class of product for each of the last five fiscal years:


                              1997   1996   1995   1994   1993
                             ----------------------------------
Products manufactured
  or processed by
  the Company                    82     83     85     87     89
Products manufactured
  or processed
  by others                      18     17     15     13     11
                             ------ ------ ------ ------ ------
Total                           100    100    100    100    100
                             ------ ------ ------ ------ ------

COMMON STOCK AND DIVIDEND DATA

         The common stock of the Company is traded in the national over-the-counter market and is authorized for quotation on The Nasdaq National Market under the symbol "BRID". The following table reflects the high and low closing prices and cash dividends paid as quoted by Nasdaq for each of the last eight fiscal quarters adjusted for the 10% stock dividend declared November 10, 1997.



Fiscal                                         Cash Dividends
Quarter Ended             $High     $Low            Paid
---------------------------------------------------------------
February 2, 1996           9-3/4     7-3/4         $.055
May 3, 1996               10-1/4     7-1/2         $.055
August 2, 1996             8-7/8     5-7/8         $.055
November 1, 1996           8-1/8     6-3/8         $.055
January 31, 1997           8-1/8     6-1/8         $.055
May 2, 1997                8-7/8     6-7/8         $.055
August 1, 1997             9-3/8     8-1/8         $.055
October 31, 1997          12-7/8     9-1/8         $.055


ANNUAL SHAREHOLDERS MEETING

         The 1998 annual shareholders meeting will be held at the Four Points Sheraton (formerly Days Inn), 1500 South Raymond Avenue, Fullerton, California at 10:00 a.m. on Wednesday, March 11, 1998.


                          BRIDGFORD FOODS CORPORATION
                               HISTORICAL TRENDS

                          NET          CASH          WORKING
YEARS      SALES         INCOME      DIVIDENDS       CAPITAL         EQUITY
-----------------------------------------------------------------------------
1990     84,334,434     3,916,985      840,167      13,071,655     16,443,631
1991     92,866,266     4,489,995    1,006,277      15,129,768     19,927,349
1992    100,113,269     5,298,407    1,130,908      18,787,529     24,094,848
1993    105,146,822     5,576,332    1,503,509      22,805,394     28,167,671
1994    108,883,562     6,141,726    1,879,385      26,587,671     32,430,012
1995    112,497,590     6,590,855    2,161,295      24,462,543     36,859,572
1996    118,316,470     5,651,383    2,255,264      24,246,118     40,255,691
1997    127,859,491     6,605,354    2,255,264      29,682,086     44,605,782

TO OUR SHAREHOLDERS:

         Bridgford Foods Corporation's sales and earnings set new records in our 1997 fiscal year, the fifty-two weeks ended October 31,1997. New efficiencies and increased productivity resulting from our capital expenditures for plant and equipment in 1995 and 1996 enabled us to earn $6.6 million in 1997, an all-time high.

SALES, EARNINGS AND DIVIDENDS

         Our 1997 fiscal year sales reached $127,859,491, eight percent greater than sales in 1996 and a historical high. Strong sales gains were experienced in our frozen food, dry sausage and delicatessen foods divisions. Warehouse club sandwich sales have also experienced positive expansion. On the cover of this report are pictures of some of our sandwich products, including our two newest items: "Lower Fat" Turkey Breast & Swiss Cheese and our new Breakfast Croissant with Egg, Ham and Cheese. We are also excited about the potential of another new item, Bridgford "Bake-Off Biscuits." They only require a small amount of cooking by the end user for a perfect product every time.

         Our dry sausage and meat snack businesses expanded significantly in 1997. We strengthened our national position in both categories with Bridgford six-ounce pillow-pack sliced pepperoni, gaining substantial market share.

         Net income in 1997 reached $6,605,354, seventeen percent more than 1996 earnings. We experienced some relief from high raw material costs in the fourth quarter and expect this trend to continue in 1998. However, heavy competition in all of our product sales areas required us to offer strong promotional programs and forego price increases during 1997.

         Cash dividends of twenty-four cents per share were paid in 1997. On November 10, 1997 your Board of Directors authorized a ten-percent stock dividend and a regular quarterly cash dividend to be paid on all shares outstanding after the stock dividend. The financial statements reflect historical earnings and dividends based on the new number of shares outstanding.

FINANCIAL CONDITION

         At the end of fiscal 1997, Shareholders' Equity in Bridgford Foods Corporation had reached $44,605,782, a gain of $4,350,091 over the prior year. Working capital increased by $5,435,968 to $29,682,086 during 1997. Our current asset to current liability ratio improved to 3.6 to 1. The company remained debt-free for the eleventh consecutive year while $1,949,100 in capital improvements were made with internally generated funds.

         We continue to maintain a $2,000,000 line of credit with a major bank. These funds are available for possible future business opportunities.

OPERATIONS

         During 1997 we fully integrated our new North Carolina plant and our new automated Dallas freezer and distribution facility into our national production and distribution system. This resulted in substantial improvements in efficiency and productivity. Lower raw material costs in our bakery and meat operations helped us to maintain operating margins, especially in the fourth quarter. We expect these trends to continue in 1998 as supplies of grain and meat become more abundant.

SUMMARY

         We were honored in October of 1997 to have our Company receive the American Meat Institute Edward C. Jones Community Service Award in recognition of the time and funds expended on community service projects over the years. We feel a deep commitment to the communities where we work.

         We believe 1998 will be another good year for our company. We are positioned to increase our sales and profits in all divisions of the business, and we have the modern facilities and good people to carry out this plan.

         We thank our directors, customers, suppliers, associates and shareholders for a record 1997.

Respectfully submitted,

                Allan L. Bridgford                  Robert E. Schulze
                     Chairman                           President

January 19, 1998

                           BRIDGFORD FOODS CORPORATION
                                FINANCIAL SUMMARY
                                Fiscal Year Ended


                                           October 31              November 1                 %
                                              1997                    1996                  Change
                                              ----                    ----                  ------
        Net sales                         $127,859,491            118,316,470                8.1
        Income before taxes                10,654,354              9,116,383                 16.9
        Net income                         6,605,354               5,651,383                 16.9
        Net income per share                  .64                     .55                    16.9
        Cash dividends per share              .22                     .22                     -
        Working capital                    29,682,086              24,246,118                22.4
        Total assets                       65,663,892              58,277,948                12.7
        Shareholders' equity               44,605,782              40,255,691                10.8
        Return on average equity             15.57%                  14.66%


                             SELECTED FINANCIAL DATA


                                            October 31        November 1        November 3        October 28        October 29
                                               1997              1996              1995*             1994              1993
                                         ----------------------------------------------------------------------------------------
Net Sales...............................     $127,859,491      $118,316,470       $112,497,590     $108,883,562      $105,146,822
                                         ----------------------------------------------------------------------------------------
Net Income..............................        6,605,354         5,651,383          6,590,855        6,141,726         5,576,332
                                         ----------------------------------------------------------------------------------------
Net Income Per Share**..................              .64               .55                .64              .59               .54
                                         ----------------------------------------------------------------------------------------
Current Assets***.......................       41,136,786        33,871,431         32,946,552       35,285,042        29,936,737
                                         ----------------------------------------------------------------------------------------
Current Liabilities***..................       11,454,700         9,625,313          8,484,009        8,697,371         7,131,343
                                         ----------------------------------------------------------------------------------------
Working Capital***......................       29,682,086        24,246,118         24,462,543       26,587,671        22,805,394
                                         ----------------------------------------------------------------------------------------
Property, Plant and Equipment, Net......       16,853,248        17,854,524         14,364,995        7,559,382         6,754,042
                                         ----------------------------------------------------------------------------------------
Deferred Taxes on Income***.............        3,102,479         3,008,911          2,353,377        1,742,430         1,099,329
                                         ----------------------------------------------------------------------------------------
Total Assets............................       65,663,892        58,277,948         52,623,417       46,986,561        39,475,107
                                         ----------------------------------------------------------------------------------------
Shareholders' Equity....................       44,605,782        40,255,691         36,859,572       32,430,012        28,167,671
                                         ----------------------------------------------------------------------------------------
Cash Dividends Per Share**..............              .22               .22                .21              .18               .15
                                         ----------------------------------------------------------------------------------------


*   53 weeks
** Recalculated to give effect to a 10% stock dividend declared November 10, 1997.
*** Certain financial statement reclassifications have been recorded in years prior to 1997 to conform to the current year presentation.

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

         Favorable operating results over the past several years have continued to provide significant liquidity to the Company. Net cash provided by operating activities was $10,189,000 in the 1997 fiscal year compared to $7,162,000 in 1996 and $5,580,000 in 1995. Accounts receivable balances increased $1,367,000 in 1997(13%) due to record fourth quarter sales, decreased by $185,000 in 1996 (2%) due to strong collections, and increased $769,000 (8%) in 1995 due to the continued expansion of the business and changing nature of the customer base. Inventories increased $1,754,000 (13%) in 1996 and $1,790,000 (15%) in 1995 due
to continued business expansion, higher storage capacities, higher raw materials costs and increased distribution of the Company's products. Non-current assets increased $1,122,000 (17.1%), $1,240,000 (23.3%), and $1,170,000 (28.2%) in
1997, 1996, and 1995 due primarily to the increased cash surrender value of life-insurance polices and increases in deferred income tax benefits due primarily to increases in non-funded employee benefits. Accounts payable and accrued expenses increased $1,759,000 (18.5%) in 1997, due to higher purchasing activity to support record fourth quarter sales volume, and increased product promotion and bonus accruals. In 1996 the $1,083,000 (12.8%) increase was primarily a result of increases in accrued advertising.

         The Company's capital improvement expenditures decreased in 1997 compared to recent years. Cash used for additions to property, plant and equipment decreased $4,039,000 (67%) in 1997 and by $2,787,000 (32%) in 1996.
Significant projects were completed at all locations in 1996, primarily the Dallas freezer expansion at a total cost of $6,005,000 and the North Carolina plant at a total cost of $5,070,000. Capital expenditures for these projects totaled approximately $4.0 and $6.3 million in fiscal years 1996 and 1995, respectively. These investments are expected to yield higher production capacities, improved plant utilization and realize cost savings in future years.

         Cash and cash equivalents increased $6,035,000 (95%) in 1997 primarily as a result of lower capital expenditures, improved profitability and significant increases in non-funded employee benefits. Cash and cash equivalents decreased $1,023,000 (14%) in 1996 and $5,282,000 (42%) in 1995 due primarily to significant investments made in property, plant and equipment and an increase in cash dividends paid. The Company has remained free of interest-bearing debt for eleven consecutive years. Working capital increased $5,436,000 (22.4%) in 1997. The increase in working capital reflects lower capital spending, improved profitability and significant increases in non-funded employee benefits. The Company maintains a line of credit with Bank of America that expires April 30, 1999. There were no borrowings under this line of credit during 1997.

         Certain reclassification entries have been recorded in prior year balance sheets to conform to the fiscal 1997 year balance sheet presentation. These reclassifications increased working capital balances in all years presented.

RESULTS OF OPERATIONS

1997 COMPARED TO 1996

         Sales in fiscal year 1997 increased $9,543,000 (8.1%) when compared to sales of the prior year, primarily as a result of increased sales volume.

         Cost of products sold increased by $4,747,000 (6.3%) when compared to the prior year. The gross margin was approximately 36.9% in 1997 and 35.9% 1996. Costs for pork commodity products remained at historically high levels while flour costs became more favorable in 1997 compared to the prior year. Improved sales of higher margin products and lower flour costs result in a slight improvement in the gross margin.

         Selling, general and administrative expenses increased $2,801,000 (9.1%) when compared to the prior year. This increase was generally consistent with the overall increase in sales. Advertising expenses continued to outpace the increase in sales as a result of aggressive promotional programs to increase sales of the Company's products and to maintain current distribution channels. The Company has and will continue to make certain investments in its software systems and applications to ensure year 2000 compliance. The financial impact to the Company has not been and is not anticipated to be material to its financial position or results of operations in any given year.

         Depreciation expense increased $457,000 (18%) when compared to the prior year. The Company completed significant expansion projects to existing facilities located in Texas and a food processing facility in North Carolina. Second year (half-year convention) depreciation related to these projects totaled approximately $980,000. The Company expects to continue the growth and modernization of facilities and equipment used in the business and, after experiencing lower capital expenditures in 1997, anticipates increased capital investments in future years. The effective tax rate remained consistent with the prior year at 38%.

RESULTS OF OPERATIONS

1996 (52 WEEKS) COMPARED TO 1995 (53 WEEKS)

         Sales in fiscal year 1996 increased $5,819,000 (5.2%) when compared to sales of the prior year. After considering the 53-week year, sales volume increased approximately 7.2% when compared to the prior year.

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

1995 COMPARED TO 1994 (53 VERSUS 52 WEEKS)

         Sales in fiscal year 1995 increased $3,614,000 (3%) when compared to sales of the prior year. After considering the 53-week year, sales volume increased slightly more than 1% when compared to the prior year.

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

         Depreciation expense increased $93,000 (5%) when compared to the prior year. The Company continued to expand its vehicle fleet in 1995 and this contributed to the increase. Several projects that were in process in the prior year were placed in service during 1995 which also contributed to the overall increase in depreciation. The Company expects to continue the growth and modernization of facilities and equipment used in the business. The effective tax rate remained consistent with the prior year at 38%.

CONSOLIDATED BALANCE SHEETS
===============================================================================

ASSETS

                                                                  October 31           November 1
                                                                     1997                 1996
                                                                  -----------          ----------

Current assets:
     Cash and cash equivalents                                    $12,377,932         $ 6,343,022
     Accounts receivable, less allowance for doubtful
       accounts of $577,156 and $503,584                           11,374,263          10,007,141
     Inventories                                                   15,556,750          15,603,912
     Prepaid expenses                                                 137,747             343,846
     Deferred income tax benefits                                   1,690,094           1,573,510
                                                                  -----------         -----------
             Total current assets                                  41,136,786          33,871,431

Property, plant and equipment, net of
      Accumulated depreciation of $25,432,473
      and $22,637,673                                              16,853,248          17,854,524
Other non-current assets                                            4,571,379           3,543,082
Deferred income tax benefits                                        3,102,479           3,008,911
                                                                  -----------         -----------
                                                                  $65,663,892         $58,277,948
                                                                  ===========         ===========




LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                              $ 5,343,687         $ 4,464,855
    Accrued payroll and other expenses                              5,927,156           5,047,140
    Income taxes payable                                              183,857             113,318
                                                                  -----------         -----------
             Total current liabilities                             11,454,700           9,625,313
                                                                  -----------         -----------

Non-current liabilities                                             9,603,410           8,396,944
                                                                  -----------         -----------

Contingencies and commitments (Note 6)
Shareholders' equity:
    Preferred stock, without par value
      Authorized - 1,000,000 shares
      Issued and outstanding - none
    Common stock, $1.00 par value
      Authorized - 20,000,000 shares
      Issued and outstanding - 10,336,415 and
       9,396,933 shares (Note 7)                                   10,393,298           9,453,816
    Capital in excess of par value                                 13,946,359           3,024,881
    Retained earnings                                              20,266,125          27,776,994
                                                                  -----------         -----------
       Total shareholders' equity                                  44,605,782          40,255,691
                                                                  -----------         -----------
                                                                  $65,663,892         $58,277,948
                                                                  ===========         ===========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
===============================================================================

                                                                            Fiscal year ended
                                                     (52 weeks)                 (52 weeks)                (53 weeks)
                                                     October 31                 November 1                November 3
                                                     ----------                 ----------                ----------
                                                        1997                       1996                      1995
                                                        ----                      -----                      ----
Net sales                                           $127,859,491               $118,316,470              $112,497,590
                                                    ------------               ------------              ------------
Cost of products sold,
   excluding depreciation                             80,621,498                 75,874,768                71,854,739
Selling, general and
   administrative expenses                            33,633,263                 30,832,011                28,048,294

Depreciation                                           2,950,376                  2,493,308                 1,963,702
                                                    ------------               ------------              ------------
                                                     117,205,137                109,200,087               101,866,735
                                                    ------------               ------------              ------------

Income before taxes                                   10,654,354                  9,116,383                10,630,855

Provision for taxes on income                          4,049,000                  3,465,000                 4,040,000
                                                    ------------               ------------              ------------

Net income                                          $  6,605,354               $  5,651,383              $  6,590,855
                                                    ============               ============              ============

Net income per share (Note 7)                       $        .64               $        .55              $        .64
                                                    ============               ============              ============



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (NOTE 7)
===============================================================================


                                                          COMMON STOCK                     Capital                        Total
                                                                                         In excess of    Retained     shareholders
                                                            Shares          Amount           par         earnings        equity
                                                            ------          ------       ------------    --------     ------------
Balance, October 28, 1994                                  9,396,933     $ 9,453,816     $ 3,024,881    $19,951,315   $32,430,012
   Net income                                                                                             6,590,855     6,590,855
   Cash dividends paid* ($.21 per share)                                                                 (2,161,295)   (2,161,295)
Balance, November 3, 1995                                  9,396,933       9,453,816       3,024,881     24,380,875    36,859,572
   Net income                                                                                             5,651,383     5,651,383
   Cash dividends paid* ($.22 per share)                                                                 (2,255,264)   (2,255,264)
Balance, November 1, 1996                                  9,396,933       9,453,816       3,024,881     27,776,994    40,255,691
   Net income                                                                                             6,605,354     6,605,354
   Cash dividends paid* ($.22 per share)                                                                 (2,255,265)   (2,255,265)
   10 % Stock Dividend, November 10, 1997                    939,482         939,482      10,921,478    (11,860,960)           --
                                                          ----------     -----------     -----------    -----------   -----------
Balance, October 31, 1997                                 10,336,415     $10,393,298     $13,946,359    $20,266,125   $44,605,782
                                                          ==========     ===========     ===========    ===========   ===========



* Per share amounts give effect to a 10% stock dividend declared November 10, 1997.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
===============================================================================


                                                                                             Fiscal year ended
                                                                         (52 weeks)             (52 weeks)             (53 weeks)
                                                                         October 31             November 1             November 3
                                                                               1997                   1996                   1995
                                                                       ------------            -----------            -----------
Cash flows from operating activities:
Net income                                                             $  6,605,354            $ 5,651,383            $ 6,590,855
Income charges not affecting cash:
   Depreciation                                                           2,950,376              2,493,308              1,963,702
   Provision for losses on accounts receivable                              149,050                139,150                138,650
   Gain on sale of assets                                                   (50,129)               (52,729)               (68,153)

Effect on cash of changes in assets and liabilities:
   Accounts receivable                                                   (1,516,171)                45,388               (908,128)
    Inventories                                                              47,162             (1,753,965)            (1,789,927)
    Prepaid expenses                                                        206,099                 90,281               (290,486)
    Deferred income tax benefits, net                                      (210,152)            (1,124,607)              (704,572)
    Other non-current assets                                             (1,028,297)              (584,589)              (558,786)
    Accounts payable and accrued expenses                                 1,758,848              1,082,903                 41,553
    Income taxes payable                                                     70,539                 58,401               (254,915)
    Non-current liabilities                                               1,206,466              1,117,108              1,420,658
                                                                        -----------            -----------            -----------
      Net cash provided by operating activities                          10,189,145              7,162,032              5,580,451
                                                                        -----------            -----------            -----------

Cash used in investing activities:
    Proceeds from sale of assets                                             50,129                 57,601                 73,454
    Additions to property, plant and equipment                           (1,949,100)            (5,987,709)            (8,774,616)
                                                                        -----------            -----------            -----------
      Net cash used in investing activities                              (1,898,971)            (5,930,108)            (8,701,162)
                                                                        -----------            -----------            -----------

Cash used in financing activities:
     Cash dividends paid                                                 (2,255,264)            (2,255,264)            (2,161,295)
                                                                        -----------            -----------            -----------

Net increase (decrease) in cash and cash equivalents                      6,034,910             (1,023,340)            (5,282,006)

Cash and cash equivalents at beginning of year                            6,343,022              7,366,362             12,648,368
                                                                        -----------            -----------            -----------

Cash and cash equivalents at end of year                                $12,377,932            $ 6,343,022            $ 7,366,362
                                                                        ===========            ===========            ===========

Cash paid for income taxes                                              $ 4,022,000            $ 3,955,717            $ 5,003,099
                                                                        ===========            ===========            ===========

See accompanying notes to consolidated financial statements.

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

Fiscal year

         The Company maintains its accounting records on a 52-53 week fiscal basis. Fiscal years 1997 and 1996 include 52 weeks each. Fiscal year 1995 includes 53 weeks.

Revenues

         Revenues are recognized upon product shipment or delivery to customers.

Cash equivalents

         The Company considers all investments with original maturities of three months or less to be cash equivalents. Cash equivalents include treasury bills of $10,990,000 at October 31, 1997 and $5,194,000 at November 1, 1996.

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

Earnings per share

         Net income and cash dividends per share are calculated based on the weighted average number of shares outstanding, 10,336,415 for all periods presented, after giving effect to a 10% stock dividend declared November 10, 1997.

Reclassifications

         Certain reclassifications have been made in prior years to conform to the current year presentation.


NOTE 2  - COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

                                           (in thousands)
                                         1997            1996
                                        -------        -------
PROPERTY, PLANT AND EQUIPMENT:

Land                                    $ 1,083        $ 1,083
Buildings and improvements               10,736         10,683
Machinery and equipment                  24,889         23,672
Transportation equipment                  5,577          5,055
                                        -------        -------
                                         42,285         40,493
Accumulated depreciation                 25,432         22,638
                                        -------        -------
                                        $16,853        $17,855
                                        =======        =======

INVENTORIES:

Meat, ingredients and supplies          $ 4,453        $ 4,320
Work in progress                          1,357          1,501
Finished goods                            9,747          9,783
                                        -------        -------
                                        $15,557        $15,604
                                        =======        =======

ACCRUED PAYROLL AND OTHER EXPENSES:

Payroll, vacation
and payroll taxes                       $ 4,581        $ 3,660
Property taxes                              265            228
Other                                     1,081          1,159
                                        -------        -------
                                        $ 5,927        $ 5,047
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

         Net pension cost consisted of the following (in thousands):


                                     1997       1996      1995
                                     ----       ----      ----
Cost of benefits earned
during the year                     $ 485      $ 611     $ 568
Interest cost on
projected benefit obligation          810        689       585
Actual return on plan assets       (1,602)    (1,238)   (1,123)
Deferral of
unrecognized gain on plan assets      931        679       638
Amortization of unrecognized
gain                                  (38)
Amortization of
transition asset                      (76)       (76)      (76)
Amortization of
unrecognized prior
service costs                          34         34        23
                                    -----      -----     -----
Net pension cost                    $ 544      $ 699     $ 615
                                    =====      =====     =====


The transition asset is being amortized using the straight-line method over
16.42 years, the average remaining service periods of active plan participants. The discount rate and expected long-term rate of return used in determining the projected benefit obligation for fiscal years 1997 and 1996 was 7.75%. The assumed rate of future compensation increases was 6%.

         Plan assets are primarily invested in marketable equity securities, corporate and government debt securities and real estate and are administered by a life insurance company

The funded status of the plan is as follows:


                                        (in thousands)
                                  1997       1996       1995
                                  ----       ----       ----
Plan assets at
fair market value                $10,081    $ 8,657   $ 7,554
                                 -------    -------   -------
Actuarial present value
of benefit obligations:
Accumulated benefits
based on current salary
levels, including
vested benefits of
$8,927, $7,324 and $6,823          9,415      7,917     7,208
Additional benefits based
on estimated future
salary levels                      1,152      2,044     1,978
                                 -------    -------   -------
Projected benefit obligation      10,567      9,961     9,186
                                 -------    -------   -------
Projected benefit
obligation in
excess of plan assets               (486)    (1,304)   (1,632)
Unrecognized prior
service costs                        281        315       235
Unrecognized gain on
plan assets                       (3,065)    (1,661)     (479)
Unrecognized net
transition asset                    (520)      (596)     (671)
                                 -------    -------   -------
Accrued pension cost             $(3,790)   $(3,246)  $(2,547)
                                 =======    =======   =======


         In fiscal year 1991, the Company adopted a non-qualified supplemental retirement plan for certain key employees. Benefits provided under the plan are equal to 60% of the employee's final average earnings, less amounts provided by the Company's defined benefit pension plan and amounts available through Social Security. Total annual benefits are limited to $120,000 for each participant in the plan. Effective January 1, 1991 the Company adopted a deferred compensation savings plan for certain key employees. Under this arrangement, selected employees contribute a portion of their annual compensation to the plan. The Company contributes an amount to each participant's account by computing an investment return equal to Moody's Average Seasoned Bond Rate plus 2%. Employees receive vested amounts upon death, termination or retirement. Total benefit expense recorded under these plans for fiscal years 1997, 1996 and 1995 was $348,000, $405,000 and $470,000, respectively. Benefits payable related to these plans and included in other non-current liabilities the accompanying financial statements were $2,988,000 and $2,480,000 at October 31, 1997 and November 1, 1996, respectively. In connection with this arrangement the Company is the beneficiary of life insurance policies on the lives of certain key employees. The aggregate cash surrender value of these policies, included in non-current assets was $4,359,000 and $3,341,000 at October 31, 1997 and November 1, 1996,
respectively.

         The Company provides a deferred compensation plan for certain key executives, which is based upon the Company's pretax income and return on shareholders' equity. The payment of these bonuses is generally deferred over a five-year period. The total amount payable related to this arrangement was $3,574,000 and $3,387,000 at October 31, 1997 and November 1, 1996,
respectively. Future payments are approximately $1,089,000, $992,000, $722,000, $487,000 and $284,000 for fiscal years 1998 through 2002, respectively.

         Postretirement health care benefits in the approximate amount of $340,000 and $322,000 are included in non-current liabilities at October 31, 1997 and November 1,1996, respectively.

NOTE 4 - INCOME TAXES:

         The provision for taxes on income includes the following:

                                       (in thousands)
                                   1997      1996       1995
                                   ----      ----       ----
Current:
  Federal                         $ 3,602   $ 4,039    $4,102
  State                               658       551       643
                                  -------   -------    ------
                                    4,260     4,590     4,745
                                  -------   -------    ------
Deferred:
  Federal                             (99)     (933)     (609)
  State                              (112)     (192)      (96)
                                  -------   -------    ------
                                     (211)   (1,125)     (705)
                                  -------   -------    ------
                                  $ 4,049   $ 3,465    $4,040
                                  =======   =======    ======

         The total tax provision differs from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:


                                         (in thousands)
                                   1997       1996       1995
                                  ------     ------     ------
Provision for federal
  Income taxes at
  The applicable
  Statutory rate                  $3,622     $3,100     $3,614
Increase in
  Provision resulting from:
    State income taxes,
      net of federal income
      tax benefit                    416        335        397
Other, net                            11         30         29
                                  ------     ------     ------
                                  $4,049     $3,465     $4,040
                                  ======     ======     ======


         Deferred income taxes result from differences in the bases of assets and liabilities for tax and accounting purposes.

         Deferred tax assets (liabilities) are comprised of the following:

                                             (in thousands)
                                           1997            1996
                                          ------          ------
Receivables allowance                     $  233          $  199
Inventory capitalization                     290             297
Deferred compensation                        385             406
Franchise tax                                107              93
Employee benefits                            631             592
Other                                         44             (13)
                                          ------          ------
  Current tax assets                       1,690          $1,574
                                          ======          ======

Deferred compensation                      1,001             929
Pension and health care benefits           2,870           2,392
Depreciation                                (769)           (313)
                                          ------          ------
  Non-current tax assets, net             $3,102          $3,008
                                          ======          ======


         No valuation allowance was provided against deferred tax assets in the accompanying statements.

NOTE 5 - LINE OF CREDIT:

         Under the terms of a revolving line of credit with Bank of America, the Company may borrow up to $2,000,000 through April 30, 1999. At any time prior to May 1999, the Company may convert borrowings, if any, into a three-year term loan with principal and interest payable monthly commencing May 31, 1999. The interest rate is at the bank's reference rate unless the Company elects an optional interest rate. The borrowing agreement contains various covenants, the more significant of which require the Company to maintain certain levels of shareholders' equity and working capital. The Company was in compliance with all provisions of the agreement during the year. There were no borrowings under this line of credit during the year.

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

         The Company leases certain transportation equipment under an operating lease expiring in 1999. The terms of the lease provide for annual renewal options and contingent rental payments based upon mileage and adjustments of rental payments based on the Consumer Price Index. Minimum rental payments were $255,000, $263,000 and $272,000 in fiscal years 1997, 1996 and 1995, respectively. Contingent payments were $98,000 in 1997 and $95,000 in 1996 and 1995. Future minimum lease payments are approximately $260,000 in 1998, and $130,000 in 1999. The Company also leases certain other properties which do not result in material commitments.

         The Company has and will continue to make certain investments in its software systems and applications to ensure year 2000 compliance. The financial impact to the Company has not been and is not anticipated to be material to its financial position or results of operations in any given year.

NOTE 7 - COMMON STOCK AND PER SHARE DATA:

         In November 1997, the Board of directors declared a 10% stock dividend. Net income and cash dividends per share are calculated based on the weighted average number of shares after giving retroactive effect to the stock dividend. The weighted average shares used for computing earnings per share in the accompanying statements of income was 10,336,415 for all periods presented.

REPORT OF INDEPENDENT ACCOUNTANTS
-------------------------------------------------------------------------------
PRICE WATERHOUSE LLP

To the Board of Directors and Shareholders of Bridgford Foods Corporation

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Bridgford Foods Corporation and its subsidiaries at October 31, 1997 and November 1, 1996, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Costa Mesa, California
December 19, 1997


DIRECTORS                         OFFICERS                                       GENERAL OFFICES
Allan L. Bridgford                Allan L. Bridgford                 BRIDGFORD FOODS CORPORATION
Chairman                          Chairman, Board of                      1308 North Patt Street
                                  Directors                                        P.O. Box 3773
Hugh Wm. Bridgford                                                     Anaheim, California 92803
                                  Robert E. Schulze                         Phone (714) 526-5533
                                  President                                        bridgford.com
Paul A. Gilbert
Senior Vice President,                                                         BRANCH OPERATIONS
Smith Barney, Inc.                Hugh Wm. Bridgford                            Phoenix, Arizona
                                  Chairman, Executive                         Fresno, California
John W. McNevin                   Committee                                  Modesto, California
Consultant                        and Vice President                         Oakland, California
(Formerly Vice President                                                  Sacramento, California
Eastman/Office Depot,             Salvatore F. DeGeorge                        Chicago, Illinois
Inc.)                             Senior Vice President              Statesville, North Carolina
                                                                                   Dallas, Texas
Steven H. Price                   Lawrence D. English
Property Management               Vice President

Robert E. Schulze                 William L. Bridgford              TRANSFER AGENT AND REGISTRAR
                                  Secretary                              CHASEMELLON SHAREHOLDER
Norman V. Wagner II                                                             SERVICES, L.L.C.
Retired (formerly                 Raymond F. Lancy                                 P.O. Box 3315
President, Signal                 Treasurer                           South Hackensack, NJ 07606
Landmark Properties,                                                        Phone (800) 356-2017
Inc.)

Paul R. Zippwald
Retired (formerly                                                        INDEPENDENT ACCOUNTANTS
Regional Vice President,                                                    PRICE WATERHOUSE LLP
Bank of America)                                                          Costa Mesa, California

