Form 10-K405, Exhibit 13
period 1998-10-30
BRIDGFORD FOODS CORP
filed 1999-01-25
CIK 14177

                                                                    EXHIBIT 13.1



                         BRIDGFORD FOODS CORPORATION



                              1998 ANNUAL REPORT



                                [COVER/PHOTO]

DESCRIPTION OF BUSINESS

        Bridgford Foods Corporation and its subsidiaries manufacture and/or distribute refrigerated, frozen and snack food products. The Company markets its products throughout the United States and Canada. The Company sells its products through wholesale outlets, restaurants and institutions. The products are sold by the Company's own sales force, brokers, cooperatives, wholesalers and independent distributors. Products are currently sold through approximately 27,300 retail food stores in forty-eight states within the continental United States, Hawaii and Canada that are serviced by Company-owned service routes. Company products are also sold throughout the country to approximately another 17,700 retail outlets and 19,000 restaurants and institutions.

        The following summary represents the approximate percentage of net sales by class of product for each of the last five fiscal years:

                                     1998    1997   1996   1995   1994
                                     ---------------------------------
Products manufactured or
  processed by the Company.......     78      82     83     85     87
Products manufactured or
  processed by others............     22      18     17     15     13
                                     ---------------------------------
Total............................    100     100    100    100    100
                                     ================================

COMMON STOCK AND DIVIDEND DATA

        The common stock of the Company is traded in the national over-the-counter market and is authorized for quotation on The Nasdaq National Market under the symbol "BRID". The following table reflects the high and low closing prices and cash dividends paid as quoted by Nasdaq for each of the last eight fiscal quarters adjusted for the 10% stock dividend declared November 16, 1998.


        Fiscal                                            Cash
        Quarter Ended           $High        $Low     Dividends Paid
        ----------------        ------      ------   --------------
        January 31, 1997         7-3/8       5-3/8        $.05
        May 2, 1997              8-1/8       6-1/4        $.05
        August 1, 1997           8-1/2       7-3/8        $.05
        October 31, 1997        11-3/4       8-1/4        $.05
        January 30, 1998        13-7/8      10-3/8        $.055
        May 1, 1998             12-3/4       9-1/2        $.055
        July 31, 1998           12-3/8      11-1/8        $.055
        October 30, 1998        11-7/8      10-1/4        $.055

ANNUAL SHAREHOLDERS MEETING

        The 1999 annual shareholders meeting will be held at the Four Points Sheraton, 1500 South Raymond Avenue, Fullerton, California at 10:00 a.m. on Wednesday March 10, 1999.




                          BRIDGFORD FOODS CORPORATION
                            RECENT HISTORICAL TRENDS

                                    [GRAPHS]

TO OUR SHAREHOLDERS:

        1998 was an outstanding year for Bridgford Foods Corporation. All-time highs were established for sales, earnings and equity. Favorable commodity costs, manufacturing efficiencies, tight cost controls and strong marketing programs all contributed to the greatest one year success in company history.

SALES, EARNINGS & DIVIDENDS

Sales in the fiscal year ended October 30, 1998 were $134,815,787, a 5.4% gain over sales in 1997. Fiscal 1998 was our 13th consecutive year of sales increases. Excellent sales gains were experienced in our dry sausage, meat snack and delicatessen sales divisions. Bridgford Four Ounce Beef Jerky, pictured on the cover of this report, became the number one selling meat snack item in Supermarkets and Warehouse Stores in the U.S. during 1998.

        Frozen sandwich sales increased in both the retail and food service divisions during 1998. Sales of our new four pack sandwiches to supermarkets for their "large pack" sections have met with good success.

        Net income for 1998 was $8,720,430, a 32% gain over 1997 income. Low pork costs during all of 1998 and favorable flour prices, combined with increased sales and efficiencies, made these gains possible.

        Cash dividends of twenty-four cents per share were paid in 1998 on the 10,336,415 shares then outstanding.

        On November 16, 1998 your Board of Directors authorized a ten percent stock dividend for the second consecutive year and a regular six cent cash dividend to be paid on the 11,369,812 shares outstanding after the stock dividend. The financial statements reflect historical earnings and dividends based on the new number of shares outstanding.

FINANCIAL CONDITION

        Shareholders' equity exceeded $50,000,000 for the first time in 1998, reaching $50,842,000. This is 14% more than the record equity reached in 1997. Working capital reached $37,251,000 in 1998, a 25% gain over the prior year. Our working capital ratio was 3.8 to 1 at October 30,1998.

        Your company remained debt-free in 1998 while investing $2,285,000 in capital improvements and paying $2,484,000 in cash dividends. We continue to maintain a $2,000,000 bank line of credit that is available for future expansion.

OPERATIONS

        During 1998 we broke ground on a $1,500,000 addition to our Chicago meat processing plant which will enable us to greatly improve our warehouse and distribution functions by the second half of 1999. We will also build an $800,000 freezer addition at our Dallas, Texas sandwich manufacturing plant during 1999. We have upgraded our biscuit production line in Dallas to increase line speeds by 50% with no increase in labor cost. These and other plant improvements will enable us to continue increasing our production efficiency in 1999.

        We expect raw material costs to increase during the second half of 1999. Supplies of pork are projected to decrease. We anticipate increased grain prices during the same period.

SUMMARY

        1998 was a record shattering year for Bridgford Foods. We have excellent people, facilities and equipment in place and are positioned to have another good year in 1999. We thank our directors, officers, customers, suppliers, associates and shareholders for helping us set all-time financial records in 1998.


Respectfully submitted,

      /s/  ALLAN L. BRIDGFORD             /s/  ROBERT E. SCHULZE
     ------------------------------      ----------------------------
           Allan L. Bridgford                  Robert E. Schulze
                Chairman                           President

                          BRIDGFORD FOODS CORPORATION

                               FINANCIAL SUMMARY

                               Fiscal Year Ended

                                    October 30     October 31       %
                                       1998           1997       Change
                                   ------------   ------------   ------
Net sales .....................    $134,815,787   $127,859,491     5.4
Income before taxes ...........      14,065,430     10,654,354    32.0
Net income ....................       8,720,430      6,605,354    32.0
Basic earnings per share ......             .77            .58    32.8
Cash dividends per share ......             .22            .20    10.0
Working capital ...............      37,251,202     29,682,086    25.5
Total assets ..................      75,792,941     65,663,892    15.4
Shareholders' equity ..........      50,842,248     44,605,782    14.0
Return on average equity ......           18.27%         15.57%   17.3

--------------------------------------------------------------------------------

                            SELECTED FINANCIAL DATA


                                    October 30    November 1     November 1     November 3    October 28
                                       1998          1997           1996           1995*         1994
                                   ----------------------------------------------------------------------
Net Sales .....................    $134,815,787  $127,859,491   $118,316,470   $112,497,590  $108,883,562
                                   ----------------------------------------------------------------------
Net Income ....................       8,720,430     6,605,354      5,651,383      6,590,855     6,141,726
                                   ----------------------------------------------------------------------
Basic Earnings Per Share** ....             .77           .58            .50            .58           .54
                                   ----------------------------------------------------------------------
Current Assets *** ............      50,558,938    41,136,786     33,871,431     32,946,552    35,285,042
                                   ----------------------------------------------------------------------
Current Liabilities*** ........      13,307,736    11,454,700      9,625,313      8,484,009     8,697,371
                                   ----------------------------------------------------------------------
Working Capital*** ............      37,251,202    29,682,086     24,246,118     24,462,543    26,587,671
                                   ----------------------------------------------------------------------
Property, Plant and Equip., Net      16,197,108    16,853,248     17,854,524     14,364,995     7,559,382
                                   ----------------------------------------------------------------------
Deferred Taxes on Income*** ...       3,738,976     3,102,479      3,008,911      2,353,377     1,742,430
                                   ----------------------------------------------------------------------
Total Assets  .................      75,792,941    65,663,892     58,277,948     52,623,417     46,986,561
                                   ----------------------------------------------------------------------
Shareholders' Equity ..........      50,842,248    44,605,782     40,255,691     36,859,572     32,430,012
                                   ----------------------------------------------------------------------
Cash Dividends Per Share** ....             .22           .20            .20            .19           .16
                                   ----------------------------------------------------------------------

-------------
  *  53 weeks

 ** Recalculated to give effect to a 10% stock dividend declared November 16, 1998.

*** Certain financial statement reclassifications have been recorded in years prior to 1997 to conform to the current year presentation.


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

        Certain statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Bridgford Foods Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions; the impact of competitive products and pricing; success of operating initiatives; development and operating costs; advertising and promotional efforts; adverse publicity; acceptance of new product offerings; consumer trial and frequency; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; commodity, labor, and employee benefit costs; changes in, or failure to comply with, government regulations; weather conditions; construction schedules; and other factors referenced in this report.

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

RESULTS OF OPERATIONS

        1998 COMPARED TO 1997

        Sales in fiscal year 1998 increased $6,956,000 (5.4%) when compared to sales of the prior year, primarily as a result of increased sales volume.

        Cost of products sold increased by only $255,000 when compared to the prior year. The gross margin was approximately 40% in 1998, 36.9% in 1997 and 35.9% in 1996. Costs for pork commodity products reached historically low levels and flour costs continued to be favorable in 1998 and 1997 compared to the prior years.

        Selling, general and administrative expenses increased $3,303,000 (9.8%) when compared to the prior year. This increase was generally consistent with the overall increase in sales. Selling expenses outpaced sales growth due to an increased sales force and higher performance bonuses due to record profitability.

        The Company's capital expansion projects declined significantly compared to recent years. The Company expects to continue the growth and modernization of facilities and equipment used in the business and, after experiencing lower capital expenditures in 1998 and 1997, anticipates increased capital investments in future years. The effective tax rate remained consistent with the prior year at 38%.

        1997 COMPARED TO 1996

        Sales in fiscal year 1997 increased $9,543,000 (8.1%) when compared to sales of the prior year, primarily as a result of increased sales volume.

        Cost of products sold increased by $4,747,000 (6.3%) when compared to the prior year. The gross margin was approximately 36.9% in 1997 and 35.9% in 1996. Costs for pork commodity products remained at historically high levels while flour costs became more favorable in 1997 compared to the prior year. Improved sales of higher margin products and lower flour costs resulted in a slight improvement in the gross margin.

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

LIQUIDITY AND CAPITAL RESOURCES

Favorable operating results over the past several years have continued to provide significant liquidity to the Company. Net cash provided by operating activities was $14,579,000 in the 1998 fiscal year compared to $10,189,000 in 1997 and $7,162,000 in 1996. Accounts receivable balances increased $699,000 (6%) in 1998 and $1,367,000 in 1997 (13%) due to record fourth quarter sales and decreased by $185,000 in 1996 (2%) due to strong collections. Inventories decreased $1,490,000 in fiscal 1998 due primarily to significantly lower commodity costs and lower quantities compared to the prior fiscal year. Inventories increased $1,754,000 (13%) in 1996 due to continued business expansion, higher storage capacities, higher raw materials costs and increased distribution of the Company's products. Non-current assets increased $1,363,000 (18%), $1,122,000 (17%) and $1,240,000 (23%) in 1998, 1997, and 1996,
respectively, due primarily to the increased cash surrender value of life-insurance policies and increases in deferred income tax benefits due principally to increases in non-funded employee benefits. Accounts payable and accrued expenses increased $1,759,000 (19%) in 1997 due to higher purchasing activity to support record fourth quarter sales volume, and increased product promotion and bonus accruals. In 1996 the $1,083,000 (13%) increase was primarily a result of increases in accrued advertising.

        The Company's capital improvement expenditures decreased in 1998 and 1997 compared to recent years. Cash used for additions to property, plant and equipment decreased $4,039,000 (67%) in 1997. Significant projects were completed at all locations in 1996, primarily the Dallas freezer expansion at a total cost of $6,005,000 and the North Carolina plant at a total cost of $5,070,000. Cash and cash equivalents increased $9,894,000 (80%) in 1998 and $6,035,000 (95%) in 1997 primarily as a result of lower capital expenditures, improved profitability and significant increases in non-funded employee benefits. Cash and cash equivalents decreased $1,023,000 (14%) in 1996 due primarily to significant investments made in property, plant and equipment and to increases in cash dividends paid. The Company has remained free of interest-bearing debt for twelve consecutive years. Working capital increased $7,569,000 (25.5%) and $5,436,000 (22.4%) in 1998 and 1997, respectively. The increase in working capital reflects lower capital spending, improved profitability and significant increases in non-funded employee benefits. The Company maintains a line of credit with Bank of America that expires April 30, 2000. There were no borrowings under this line of credit during 1998.

        The Company has and will continue to make certain investments in its software systems and applications to ensure year 2000 compliance. The financial impact to the Company has not been and is not anticipated to be material to its financial position or results of operations in any given year. Detail disclosure regarding the Company's year 2000 plan and discussion of risk factors is contained under Item 1., "Business" in Form 10-K for the fiscal year ended October 30, 1998.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                          October 30     October 31
                                                             1998           1997
                                                          ----------     ----------

ASSETS
Current assets:

   Cash and cash equivalents   ........................   $22,272,141    $12,377,932
   Accounts receivable, less allowance for doubtful
     accounts of $582,787 and $577,156 ................    12,072,818     11,374,263
        Inventories ...................................    14,066,898     15,556,750
        Prepaid expenses ..............................       233,848        137,747
        Deferred income tax benefits ..................     1,913,233      1,690,094
                                                          -----------    -----------
               Total current assets ...................    50,558,938     41,136,786


Property, plant and equipment, net of accumulated
  depreciation of $27,894,827 and $25,432,473 .........    16,197,108     16,853,248
Other non-current assets ..............................     5,297,919      4,571,379
Deferred income tax benefits ..........................     3,738,976      3,102,479
                                                          -----------    -----------
                                                          $75,792,941    $65,663,892
                                                          ===========    ===========


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
        Accounts payable ..............................   $ 5,343,725    $ 5,343,687
        Accrued payroll and other expenses ............     6,373,886      5,927,156
        Income taxes payable ..........................     1,590,125        183,857
                                                          -----------    -----------
               Total current liabilities ..............    13,307,736     11,454,700
                                                          -----------    -----------

Non-current liabilities ...............................    11,642,957      9,603,410
                                                          -----------    -----------

Contingencies and commitments (Note 6)

Shareholders' equity:
        Preferred stock, without par value
           Authorized - 1,000,000 shares
           Issued and outstanding - none
        Common stock, $1.00 par value
           Authorized - 20,000,000 shares
           Issued and outstanding - 11,369,812 (Note 7)    11,426,695     10,393,298
        Capital in excess of par value ................    26,347,123     13,946,359
        Retained earnings  ............................    13,068,430     20,266,125
                                                          -----------    -----------
               Total shareholders' equity .............    50,842,248     44,605,782
                                                          -----------    -----------
                                                          $75,792,941    $65,663,892
                                                          ===========    ===========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                       Fiscal year ended
                                        -----------------------------------------------
                                        October 30        October 31        November 1
                                           1998              1997              1996
                                       ------------      ------------      ------------
Net sales ..........................   $134,815,787      $127,859,491      $118,316,470
                                       ------------      ------------      ------------
Cost of products sold,
    excluding depreciation .........     80,876,022        80,621,498        75,874,768
Selling, general and
    administrative expenses ........     36,935,860        33,633,263        30,832,011
Depreciation .......................      2,938,475         2,950,376         2,493,308
                                       ------------      ------------      ------------
                                        120,750,357       117,205,137       109,200,087
                                       ------------      ------------      ------------
Income before taxes ................     14,065,430        10,654,354         9,116,383
Provision for taxes on income ......      5,345,000         4,049,000         3,465,000
                                       ------------      ------------      ------------
Net income .........................   $  8,720,430      $  6,605,354      $  5,651,383
                                       ============      ============      ============
Basic earnings per share (Note 7) ..   $        .77      $        .58      $        .50
                                       ============      ============      ============


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (NOTE 7)
--------------------------------------------------------------------------------

                                                 Common stock           Capital                          Total
                                              -------------------      in excess        Retained      shareholders'
                                              Shares       Amount        of par         earnings        equity
                                             ---------   ----------    ----------      -----------    -------------
Balance, November 3, 1995 .............      9,396,933   $9,453,816    $3,024,881     $ 24,380,875     $36,859,572
        Net income ....................                                                  5,651,383       5,651,383
        Cash dividends paid*
           ($.20 per share)............                                                 (2,255,264)     (2,255,264)
                                            ----------   ----------    ----------     ------------     -----------
Balance, November 1, 1996 .............      9,396,933    9,453,816     3,024,881       27,776,994      40,255,691
        Net income ....................                                                  6,605,354       6,605,354
        Cash dividends paid*
           ($.20 per share) ...........                                                 (2,255,265)     (2,255,265)
        10% stock dividends,
           November 10, 1997 ..........        939,482      939,482    10,921,478      (11,860,960)
                                            ----------   ----------    ----------     ------------     -----------
Balance, October 31, 1997 .............     10,336,415   10,393,298    13,946,359       20,266,125      44,605,782
        Net income                                                                       8,720,430       8,720,430
        Cash dividends paid*
           ($.22 per share) ...........                                                 (2,483,964)     (2,483,964)
        10% stock dividends,
           November 16, 1998 ..........      1,033,397    1,033,397    12,400,764      (13,434,161)
                                            ----------  -----------   -----------     ------------     -----------
Balance, October 30, 1998 .............     11,369,812  $11,426,695   $26,347,123     $ 13,068,430     $50,842,248
                                            ==========  ===========   ===========     ============     ===========


------------------
* Per share amounts give effect to 10% stock dividends declared November 10, 1997 and November 16, 1998.


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                    Fiscal year ended
                                                       ----------------------------------------
                                                       October 30     October 31     November 1
                                                          1998           1997           1996
                                                       ----------------------------------------
Cash flows from operating activities:
Net income ...................................        $ 8,720,430    $ 6,605,354    $ 5,651,383
Income charges not affecting cash:
        Depreciation .........................          2,938,475      2,950,376      2,493,308
        Provision for losses on accounts
           receivable ........................            254,150        149,150        139,150
        Gain on sale of assets ...............            (81,941)       (50,129)       (52,729)

Effect on cash of changes in assets and
  liabilities:
        Accounts receivable ..................           (952,705)    (1,516,171)        45,388
        Inventories ..........................          1,489,852         47,162     (1,753,965)
        Prepaid expenses .....................            (96,101)       206,099         90,281
        Deferred income tax benefits, net ....           (859,636)      (210,152)    (1,124,607)
        Other non-current assets .............           (726,540)    (1,028,297)      (584,589)
        Accounts payable and accrued expenses.            446,768      1,758,848      1,082,903
        Income taxes payable .................          1,406,268         70,539         58,401
        Non-current liabilities...............          2,039,547      1,206,466      1,117,108
                                                      -----------    -----------    -----------
               Net cash provided by operating
                  activities .................         14,578,567     10,189,145      7,162,032
                                                      -----------    -----------    -----------

Cash used in investing activities:
        Proceeds from sale of assets .........             84,941         50,129         57,601
        Additions to property, plant and
           equipment .........................         (2,285,335)    (1,949,100)    (5,987,709)
                                                      -----------    -----------    -----------
               Net cash used in investing
                  activities .................         (2,200,394)    (1,898,971)    (5,930,108)
                                                      -----------    -----------    -----------

Cash used in financing activities:
        Cash dividends paid ..................         (2,483,964)    (2,255,264)    (2,255,264)
                                                      -----------    -----------    -----------

Net increase (decrease) in cash and
    cash equivalents .........................          9,894,209      6,034,910     (1,023,340)

Cash and cash equivalents at beginning of year         12,377,932      6,343,022      7,366,362
                                                      -----------    -----------    -----------

Cash and cash equivalents at end of year .....        $22,272,141    $12,377,932    $ 6,343,022
                                                      ===========    ===========    ===========

Cash paid for income taxes ...................        $ 4,891,000    $ 4,022,000    $ 3,955,717
                                                      ===========    ===========    ===========




See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

Fiscal year

        The Company maintains its accounting records on a 52-53 week fiscal basis. Fiscal years 1998, 1997 and 1996 include 52 weeks each.

Revenues

        Revenues are recognized upon product shipment or delivery to customers.

Cash equivalents

        The Company considers all investments with original maturities of three months or less to be cash equivalents. Cash equivalents include treasury bills of $20,985,000 at October 30, 1998 and $10,990,000 at October 31, 1997.

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

Basic earnings per share

        Basic earnings and cash dividends per share are calculated based on the weighted average number of shares outstanding, 11,369,812 for all periods presented, after giving effect to 10% stock dividends declared November 10, 1997 and November 16, 1998.

NOTE 2 - COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS:

                                             (in thousands)
                                             1998      1997
                                            -------  -------
Property, plant and equipment:
Land ................................       $ 1,083  $ 1,083
Buildings and improvements ..........        11,310   10,736
Machinery and equipment .............        25,616   24,889
Transportation equipment ............         6,083    5,577
                                            -------  -------
                                             44,092   42,285
Accumulated depreciation ............        27,895   25,432
                                            -------  -------
                                            $16,197  $16,853
                                            =======  =======
Inventories:

Meat, ingredients and supplies ......       $ 3,695  $ 4,453
Work in progress ....................         1,353    1,357
Finished goods ......................         9,019    9,747
                                            -------  -------
                                            $14,067  $15,557
                                            =======  =======
Accrued payroll and other expenses:

Payroll, vacation and payroll taxes .       $ 5,533  $ 4,581
Property taxes ......................           263      265
Other ...............................           578    1,081
                                            -------  -------
                                            $ 6,374  $ 5,927
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

        Net pension cost consisted of the following (in thousands):

                                                  1998     1997      1996
                                                 ------   ------    ------
Cost of benefits earned during the year .......  $ 568    $  485    $  611
Interest cost on projected benefit obligation..    907       810       689
Actual return on plan assets ..................   (748)   (1,602)   (1,238)
Deferral of unrecognized (loss) gain on plan
  assets ......................................    (34)      931       679
Amortization of unrecognized gain .............    (83)      (38)
Amortization of transition asset ..............    (76)      (76)      (76)
Amortization of unrecognized prior service
  costs .......................................     34        34        34
                                                 -----    ------    ------
Net pension cost ..............................  $ 568    $  544    $  699
                                                 =====    ======    ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

        The transition asset is being amortized using the straight-line method over 16.41 years, the average remaining service periods of active plan participants. The discount rate and expected long-term rate of return used in determining the projected benefit obligation for fiscal years 1998 and 1997 was 7.75%. The assumed rate of future compensation increases for fiscal years 1998 and 1997 were 4% and 6%, respectively.

        Plan assets are primarily invested in marketable equity securities, corporate and government debt securities and real estate and are administered by a life insurance company.

The funded status of the plan is as follows:

                                                         (in thousands)
                                                     1998      1997       1996
                                                   -------    -------   -------
Plan assets at fair market value ................  $10,622    $10,081   $ 8,657
Actuarial present value of benefit obligations:
   Accumulated benefits based on current salary
     levels, including vested benefits of $9,974,
     $8,927 and $7,324 ..........................   10,502      9,415     7,917
Additional benefits based on estimated future
  salary levels..................................      817      1,152     2,044
                                                   -------    -------   -------
Projected benefit obligation ....................   11,319     10,567     9,961
                                                   -------    -------   -------
Projected benefit obligation in excess of
  plan assets ...................................     (697)      (486)   (1,304)
Unrecognized prior service costs ................      247        281       315
Unrecognized gain on plan assets ................   (3,463)    (3,065)   (1,661)
Unrecognized net transition asset ...............     (445)      (520)     (596)
                                                   -------    -------   -------
Accrued pension cost ...................           $(4,358)   $(3,790)  $(3,246)
                                                   =======    =======   =======

        In fiscal year 1991, the Company adopted a non-qualified supplemental retirement plan for certain key employees. Benefits provided under the plan are equal to 60% of the employee's final average earnings, less amounts provided by the Company's defined benefit pension plan and amounts available through Social Security. Total annual benefits are limited to $120,000 for each participant in the plan. Effective January 1, 1991 the Company adopted a deferred compensation savings plan for certain key employees. Under this arrangement, selected employees contribute a portion of their annual compensation to the plan. The Company contributes an amount to each participant's account by computing an investment return equal to Moody's Average Seasoned Bond Rate plus 2%. Employees receive vested amounts upon death, termination or retirement. Total benefit expense recorded under these plans for fiscal years 1998, 1997 and 1996 was $303,000, $348,000 and $405,000 respectively. Benefits payable related to these plans and included in other non-current liabilities in the accompanying financial statements were $3,594,000 and $2,988,000 at October 30, 1998 and October 31, 1997, respectively. In connection with this arrangement the Company is the beneficiary of life insurance policies on the lives of certain key employees. The aggregate cash surrender value of these policies, included in non-current assets was $5,298,000 and $4,571,000 at October 30, 1998 and October 31, 1997, respectively.

        The Company provides a deferred compensation plan for certain key executives, which is based upon the Company's pretax income and return on shareholders' equity. The payment of these bonuses is generally deferred over a five-year period. The total amount payable related to this arrangement was $4,598,000 and $3,574,000 at October 30, 1998 and October 31, 1997,
respectively. Future payments are approximately $1,252,000, $1,162,000, $925,000, $717,000 and $542,000 for fiscal years 1999 through 2003, respectively.

        Postretirement health care benefits in the approximate amount of $345,000 and $340,000 are included in non-current liabilities at October 30, 1998 and October 31, 1997, respectively.

NOTE 4 - INCOME TAXES:

        The provision for taxes on income includes the following:

                                                  (in thousands)
                                             1998      1997     1996
                                            ------    ------   -------
Current:
        Federal ....................        $5,241    $3,602   $ 4,039
        State ......................           964       658       551
                                            ------    ------   -------
                                             6,205     4,260     4,590
                                            ------    ------   -------
Deferred:
        Federal.....................          (735)      (99)     (933)
        State ......................          (125)     (112)     (192)
                                            ------    ------   -------
                                              (860)     (211)   (1,125)
                                            ------    ------   -------
                                            $5,345    $4,049   $ 3,465
                                            ======    ======   =======

        The total tax provision differs from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

                                                      (in thousands)
                                                1998       1997       1996
                                               ------     ------     ------
Provision for federal income taxes at
  the applicable statutory rate ............   $4,782     $3,622     $3,100
Increase in provision resulting from:
  State income taxes, net of federal income
    tax benefit.............................      518        416        335
  Other, net ...............................       45         11         30
                                               ------     ------     ------
                                               $5,345     $4,049     $3,465
                                               ======     ======     ======

        Deferred income taxes result from differences in the bases of assets and liabilities for tax and accounting purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Deferred tax assets (liabilities) are comprised of the following:

                                                 (in thousands)
                                                 1998      1997
                                                ------    ------
Receivables allowance .....................     $  235    $  233
Inventory capitalization ..................        329       290
Deferred compensation .....................        382       385
Franchise tax .............................        154       107
Employee benefits .........................        842       631
Other .....................................        (29)       44
                                                ------    ------
        Current tax assets ................     $1,913    $1,690
                                                ======    ======

Deferred compensation .....................     $1,348    $1,001
Pension and health care benefits ..........      3,343     2,870
Depreciation ..............................       (952)     (769)
                                                ------    ------
        Non-current tax assets, net .......     $3,739    $3,102
                                                ======    ======

        No valuation allowance was provided against deferred tax assets in the accompanying statements.

NOTE 5 - LINE OF CREDIT:

        Under the terms of a revolving line of credit with Bank of America, the Company may borrow up to $2,000,000 through April 30, 2000. At any time prior to May 2000, the Company may convert borrowings, if any, into a three-year term loan with principal and interest payable monthly commencing May 31, 2000. The interest rate is at the bank's reference rate unless the Company elects an optional interest rate. The borrowing agreement contains various covenants, the more significant of which require the Company to maintain certain levels of shareholders' equity and working capital. The Company was in compliance with all provisions of the agreement during the year. There were no borrowings under this line of credit during the year.

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

        The Company leases certain transportation equipment under operating leases expiring in 1999. The terms of the lease provide for annual renewal options and contingent rental payments based upon mileage and adjustments of rental payments based on the Consumer Price Index. Minimum rental payments were $316,000, $255,000 and $263,000 in fiscal years 1998, 1997 and 1996, respectively. Contingent payments were $105,000 in 1998, $98,000 in 1997 and $95,000 in 1996. Future minimum lease payments are approximately $130,000 in 1999. The Company also leases certain other properties which do not result in material commitments.

NOTE 7 - SUBSEQUENT EVENTS:

        In November 1998, the Board of Directors declared a 10% stock dividend. Net income and cash dividends per share are calculated based on the weighted average number of shares after giving retroactive effect to the stock dividend. The weighted average shares used for computing basic earnings per share in the accompanying statements of income were 11,369,812 for all periods presented.

        In November 1998 the Company sold land and recognized a pre-tax gain of approximately $610,000.

        Subject to approval by the Company's shareholders, the Board of Directors adopted the 1999 Stock Incentive Plan (the "1999 Plan") on January 11, 1999.


REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------
PRICEWATERHOUSECOOPERS LLP

To the Board of Directors and Shareholders of Bridgford Foods Corporation

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Bridgford Foods Corporation and its subsidiaries at October 30, 1998 and October 31, 1997 and the results of their operations and their cash flows for each of the three years in the period ended October 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PRICEWATERHOUSECOOPERS LLP


Costa Mesa, California
December 18, 1998


DIRECTORS                          OFFICERS                            GENERAL OFFICES

ALLAN L. BRIDGFORD                 ALLAN L. BRIDGFORD                  BRIDGFORD FOODS CORPORATION
Chairman                           Chairman, Board of Directors        1308 North Patt Street
                                                                       P.O. Box 3773
HUGH WM. BRIDGFORD                 ROBERT E. SCHULZE                   Anaheim, California 92803
                                   President                           Phone (714) 526-5533
PAUL A. GILBERT                                                        www.bridgford.com
Senior Vice President,             HUGH WM. BRIDGFORD
Salomon Smith Barney, Inc.         Chairman, Executive Committee       BRANCH OPERATIONS
                                   and Vice President                  Phoenix, Arizona
JOHN W. MCNEVIN                                                        Fresno, California
Consultant                         SALVATORE F. DEGEORGE               Modesto, California
(Formerly Vice President           Senior Vice President               Oakland, California
Eastman/Office Depot, Inc.)                                            Sacramento, California
                                   LAWRENCE D. ENGLISH                 Chicago, Illinois
STEVEN H. PRICE                    Vice President                      Statesville, North Carolina
Property Management                                                    Dallas, Texas
                                   WILLIAM L. BRIDGFORD
ROBERT E. SCHULZE                  Secretary                           TRANSFER AGENT AND REGISTRAR
                                                                       CHASEMELLON SHAREHOLDER
NORMAN V. WAGNER II                RAYMOND F. LANCY                    SERVICES, L.L.C.
Retired (formerly                  Treasurer                           85 Challenger Road
President, Signal                  Assistant Secretary                 Ridgefieldpark, NJ 07760
Landmark Properties, Inc.)                                             Phone (800) 356-2017
                                                                       www.chasemellon.com
PAUL R. ZIPPWALD
Retired (formerly Regional                                             INDEPENDENT ACCOUNTANTS
Vice President,                                                        PRICEWATERHOUSECOOPERS LLP
Bank of America)                                                       Costa Mesa, California



                                    [PHOTO]


CAPTION: Bridgford Foods Corporation exhibit at the 1998 National Association of Convenience Stores Convention.

L to R -- Christopher Cole, Michael Myers, Allan Bridgford, Jr., Allan Bridgford, Bob Hebel, John Simmons, James Schlumbrecht, Pat Pallarino, Larry English, Bruce Bridgford