Form 10-K405, Exhibit 13
period 1999-10-29
BRIDGFORD FOODS CORP
filed 2000-01-26
CIK 14177

                                                                    EXHIBIT 13.1


DESCRIPTION OF BUSINESS

         Bridgford Foods Corporation and its subsidiaries manufacture and/or distribute refrigerated, frozen and snack food products. The Company markets its products throughout the United States and Canada. The Company sells its products through wholesale outlets, restaurants and institutions. The products are sold by the Company's own sales force, brokers, cooperatives, wholesalers and independent distributors. Products are currently sold through approximately 29,000 retail food stores in forty-eight states within the continental United States, Hawaii and Canada that are serviced by Company-owned service routes. Company products are also sold throughout the country to approximately another 19,000 retail outlets and 19,000 restaurants and institutions.

         The following summary represents the approximate percentage of net sales by class of product for each of the last five fiscal years:

                                         1999     1998     1997     1996    1995
                                         ----     ----     ----     ----    ----
Products manufactured
         or processed by the Company       69       78       82       83      85
Products manufactured
         or processed by others            31       22       18       17      15
Total                                     100      100      100      100     100

COMMON STOCK AND DIVIDEND DATA

         The common stock of the Company is traded in the national over-the-counter market and is authorized for quotation on The Nasdaq National Market under the symbol "BRID". The following table reflects the high and low closing prices and cash dividends paid as quoted by Nasdaq for each of the last eight fiscal quarters.

                                                                                       Cash
Fiscal Quarter Ended                               $High             $Low         Dividends Paid
January 30, 1998                                    13 7/8            10 3/8           $.055
May 1, 1998                                         12 3/4             9 1/2           $.055
July 31, 1998                                       12 3/8            11 1/8           $.055
October 30, 1998                                    11 7/8            10 1/4           $.055
January 29, 1999                                    12 1/2            12 1/2           $.06
April 30, 1999                                      10 1/4            10               $.06
July 30, 1999                                       10 7/8            10 3/4           $.06
October 29, 1999                                     9 15/16           9 7/8           $.06

ANNUAL SHAREHOLDERS MEETING

         The 2000 annual shareholders meeting will be held at the Four Points Sheraton, 1500 South Raymond Avenue, Anaheim, California at 10:00 a.m. on Wednesday March 15, 2000.

TO OUR SHAREHOLDERS:

         It is a great pleasure to report that 1999 was a banner year for Bridgford Foods Corporation. New all-time record highs were attained in sales, earnings, dividends and capital. Net profits exceeded ten million dollars for the first time in our sixty-seven year history.

SALES, EARNINGS AND DIVIDENDS

         Sales in fiscal 1999 reached $138,786,260, a record high by 3%. It was our fourteenth consecutive annual sales gain. Our meat snack division, Bridgford Foods of Illinois, again recorded outstanding sales volume increases as we added a variety of new flavors, sizes and improved packaging graphics to our meat snack line. Especially successful are our new 8-ounce packages of natural beef jerky. Bridgford's 4-ounce natural beef jerky continued to maintain the number one sales ranking for a meat snack product in American supermarkets and mass merchandising stores in 1999.

         During the year, hundreds of new customers have been added to our direct distribution deli and meat snack systems. Two new frozen retail-pack par-baked roll items were successfully tested during the fall of 1999. We expect to bring these new items to market in the year 2000. Also, our new french dip sandwiches, as well as our sausage, cheese and egg breakfast sandwiches, have shown excellent sales gains during 1999.

         Net income in 1999 reached a record high of $10,024,505. This represents a 15% gain over 1998 income. Bridgford has now set earnings records for three consecutive years and in 12 of the last 13 years. We experienced favorable flour costs in 1999. Meat costs increased substantially in the second half of 1999 when compared with costs in the first half of the year.

         Cash dividends of twenty-four cents per share were paid in 1999 on the 11,369,812 shares outstanding. At the November 1999 Board of Directors meeting, the quarterly cash dividend rate was raised to 7 cents per share, a 17% increase.

FINANCIAL MATTERS

         Shareholders equity increased more than 14% to $58,134,865 during 1999, a gain of $7,292,617. Working capital was $43,760,200 at year-end, more than 17% higher than at the end of fiscal 1998.

         Our working capital ratio was a very strong 4.2 to 1 at year-end. We continued to be debt-free for the 13th consecutive year while investing $4,901,936 in property, plant and equipment. A $2,000,000 bank line of credit remains available to us for new business opportunities.

         Employee stock options were authorized and issued to members of the Corporate Operating Committee during 1999. Options for shares were issued at a price of $10.00 per share. Members of the current Executive Committee are excluded from receiving options.

         During November of 1999 the Board authorized the Company to repurchase up to 1,000,000 shares of its common stock on the open market. The Company believed that the stock was undervalued at the time and that the repurchase program is a good investment of available funds. The investment firm of Salomon Smith Barney was engaged to manage the repurchase program.

OPERATIONS

         During 1999 we completed a new 27,000 square foot addition to our Chicago meat snack foods plant and warehouse. We also finished a 6,000 square foot freezer addition at our Dallas, Texas sandwich manufacturing plant. Plans for our 2000 fiscal year include expansion of the freezer at the Bridgford-Superior bakery and frozen dough plant in Dallas. We have offered to purchase property adjacent to both our Frozen-Rite and Superior plants in Dallas to facilitate future growth. The Company is adding substantial amounts of new modern equipment to its Chicago and Dallas facilities for expanded production of current and new products. We are experiencing higher meat raw material costs in the first quarter of 2000. It appears that grain supplies are plentiful and we do not expect higher costs for our basic bakery raw materials.

SUMMARY

         Thank you to our customers, shareholders, directors, officers, associates and suppliers for enabling us to experience an extraordinarily successful year in 1999.

         We are poised to continue our progress in the year 2000.

Respectfully submitted,

Allan L. Bridgford                             Robert E. Schulze
Chairman                                           President

January 19, 2000



                           BRIDGFORD FOODS CORPORATION
                                FINANCIAL SUMMARY
                                Fiscal Year Ended

                                                                  October 29       October 30             %
                                                                     1999             1998             Change
Net sales                                                        $138,786,260     $134,815,787           2.95
Income before taxes                                               16,169,505       14,065,430           14.95
Net income                                                        10,024,505        8,720,430           14.94
Net income per share                                                  .88              .77              14.29
Cash dividends per share                                              .24              .22               9.09
Working capital                                                   43,760,200       37,251,202           17.47
Total assets                                                      85,469,476       75,792,941           12.77
Shareholders' equity                                              58,134,865       50,842,248           14.34
Return on average equity                                            18.40%           18.27%               -

                             SELECTED FINANCIAL DATA

                                     October 29      October 30        November 1       November 1       November 3
                                        1999             1998            1997              1996             1995*
Net Sales                           $138,786,260    $134,815,787     $127,859,491      $118,316,470     $112,497,590
Net Income                           10,024,505       8,720,430        6,605,354         5,651,383        6,590,855
Basic Earnings Per Share                .88             .77               .58               .50              .58
Current Assets**                     57,236,926      50,558,938       41,136,786        33,871,431       32,946,552
Current Liabilities**                13,476,726      13,307,736       11,454,700         9,625,313        8,484,009
Working Capital**                    43,760,200      37,251,202       29,682,086        24,246,118       24,462,543
Property, Plant and Equip., Net      17,764,652      16,197,108       16,853,248        17,854,524       14,364,995
Deferred Taxes on Income              4,605,530       3,738,976        3,102,479         3,008,911        2,353,377
Total Assets                         85,469,476      75,792,941       65,663,892        58,277,948       52,623,417
Shareholders' Equity                 58,134,865      50,842,248       44,605,782        40,255,691       36,859,572
Cash Dividends Per Share                 .24             .22              .20               .20              .19

* 53 weeks
** Certain financial statement reclassifications have been recorded in years prior to 1997 to conform to the current year presentation.


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


RESULTS OF OPERATIONS

         1999 compared to 1998

Sales in fiscal year 1999 increased $3,970,000 (2.9%) when compared to sales of the prior year, primarily as a result of increased sales volume.

         Cost of products sold decreased by $332,000 when compared to the prior year. The gross margin was approximately 42% in 1999, 40% in 1998 and 36.9% 1997. Costs for pork commodity products remained at historically low levels and flour costs continued to be favorable in 1999 and 1998.

         Selling, general and administrative expenses increased $1,844,000 (5.0%) when compared to the prior year. This increase was generally consistent with the overall increase in sales. Selling expenses slightly outpaced sales growth due to an increased sales force and higher performance bonuses due to record profitability.

         The Company's capital expansion projects increased compared to recent years. The Company expects to continue the growth and modernization of facilities and equipment used in the business. The effective tax rate remained consistent with the prior year at 38%.

         1998 compared to 1997

         Sales in fiscal year 1998 increased $6,956,000 (5.4%) when compared to sales of the prior year, primarily as a result of increased sales volume.

         Cost of products sold increased by only $255,000 when compared to the prior year. The gross margin was approximately 40% in 1998, 36.9% in 1997 and 35.9% 1996. Costs for pork commodity products reached historically low levels and flour costs continued to be favorable in 1998 and 1997 compared to the prior years.

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

LIQUIDITY AND CAPITAL RESOURCES

         Favorable operating results over the past several years have continued to provide significant liquidity to the Company. Net cash provided by operating activities was $9,635,000 in the 1999 fiscal year compared to $14,579,000 in 1998 and $10,189,000 in 1997. Accounts receivable balances increased $1,617,000 (13%) in 1999, $699,000 (6%) in 1998 and $1,367,000 (13%) in 1997 due to higher sales and slower collections. Inventories increased in 1999 $2,083,000 due to higher unit quantities and decreased $1,490,000 in fiscal 1998 due primarily to significantly lower commodity costs and lower quantities compared to the prior fiscal year. Non-current assets increased $1,431,000 (16%), $1,363,000 (18%), and $1,122,000 (17%) in 1999, 1998, and 1997, respectively, due primarily to the increased cash surrender value of life-insurance policies and increases in deferred income tax benefits due primarily to increases in non-funded employee benefits. Accounts payable and accrued expenses increased $1,759,000 (19%) in 1997, due to higher purchasing activity to support record fourth quarter sales volume, and increased product promotion and bonus accruals.

         The Company's capital improvement expenditures increased in 1999 compared to recent years. Cash used for additions to property, plant and equipment increased $2,617,000 (114%) compared to fiscal year 1998. Significant projects were completed in 1999, primarily the Dallas Sandwich Freezer expansion at a total cost of $966,000 and the shipping dock expansion of the Chicago plant at a total cost of $1,541,000. Cash and cash equivalents increased $2,749,000 in 1999 (12.3%). The increase was lower than in recent years due to higher tax payments, increased capital expenditures and higher accounts receivable and inventory balances. Cash and cash equivalents increased $9,894,000 in 1998 and $6,035,000 (95%) in 1997 primarily as a result of lower capital expenditures, improved profitability and significant increases in non-funded employee benefits. The Company has remained free of interest-bearing debt for twelve consecutive years. Working capital increased $6,509,000 (17.5%) and $7,569,000 (25.5%) in 1999 and 1998. The increases in working capital reflect lower capital spending in 1998, improved profitability and significant increases in non-funded employee benefits. The Company maintains a line of credit with Bank of America that expires April 30, 2001. There were no borrowings under this line of credit during 1999.

         The Company has and will continue to make certain investments in its software systems and applications to ensure year 2000 compliance. The financial impact to the Company has not been and is not anticipated to be material to its financial position or results of operations in any given year. Detail disclosure regarding the Company's year 2000 plan and discussion of risk factors is continued under Item 1., "Business" in Form 10-K for the fiscal year ended October 29, 1999.


CONSOLIDATED BALANCE SHEETS

ASSETS

                                                             October 29                October 30
                                                                   1999                      1998
Current assets:

         Cash and cash equivalents                          $25,020,839               $22,272,141
         Accounts receivable, less allowance for doubtful
                  accounts of $647,219 and $582,787          13,689,463                12,072,818
         Inventories                                         16,149,918                14,066,898
         Prepaid expenses                                       268,892                   233,848
         Deferred income tax benefits                         2,107,814                 1,913,233
                  Total current assets                       57,236,926                50,558,938

Property, plant and equipment, net of
         accumulated depreciation of $30,533,865
         and $27,894,827                                     17,764,652                16,197,108
Other non-current assets                                      5,862,368                 5,297,919
Deferred income tax benefits                                  4,605,530                 3,738,976
                                                            $85,469,476               $75,792,941

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
         Accounts payable                                   $ 5,849,237               $ 5,343,725
         Accrued payroll and other expenses                   6,759,979                 6,373,886
         Income taxes payable                                   867,510                 1,590,125
                  Total current liabilities                  13,476,726                13,307,736

Non-current liabilities                                      13,857,885                11,642,957

Contingencies and commitments (Note 6)
Shareholders' equity:
         Preferred stock, without par value
                  Authorized - 1,000,000 shares
                  Issued and outstanding - none
         Common stock, $1.00 par value
                  Authorized - 20,000,000 shares
                  Issued and outstanding - 11,369,812        11,426,695                11,426,695
         Capital in excess of par value                      26,347,123                26,347,123
         Retained earnings                                   20,361,047                13,068,430
                  Total shareholders' equity                 58,134,865                50,842,248
                                                            $85,469,476               $75,792,941

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF INCOME

                                                               Fiscal year ended
                                                    October 29                October 30              October 31
                                                          1999                      1998                    1997
Net sales                                        $ 138,786,260             $ 134,815,787           $ 127,859,491
Cost of products sold
         excluding depreciation                     80,544,109                80,876,022              80,621,498
Selling, general and
         administrative expenses                    38,780,300                36,935,860              33,633,263
Depreciation                                         3,292,346                 2,938,475               2,950,376
                                                   122,616,755               120,750,357             117,205,137
Income before taxes                                 16,169,505                14,065,430              10,654,354
Provision for taxes on income                        6,145,000                 5,345,000               4,049,000
Net income                                        $ 10,024,505               $ 8,720,430             $ 6,605,354
Basic earnings per share                                 $ .88                     $ .77                   $ .58
Shares used to compute basic
         earnings per share                         11,369,812
Diluted earnings per share                               $ .87
Shares used to compute diluted
         earnings per share                         11,509,949

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                      Common stock         Capital                         Total
                                                                         in excess       Retained  shareholders'
                                               Shares       Amount          of par       earnings         equity
Balance, November 1, 1996                   9,396,933  $ 9,453,816     $ 3,024,881    $27,776,994    $40,255,691
   Net income                                                                           6,605,354      6,605,354
   Cash dividends paid ($.20 per share)                                                (2,263,265)    (2,255,265)
   10% stock dividends, November 10, 1997                  939,482         939,482     10,921,478    (11,860,960)
Balance, October 31, 1997                  10,336,415   10,393,298      13,946,359     20,266,125     44,605,782
  Net income                                                                            8,720,430      8,720,430
  Cash dividends paid ($.22 per share)                                                 (2,483,964)    (2,483,964)
  10% stock dividends, November 16, 1998                 1,033,397       1,033,397     12,400,764    (13,434,161)
Balance, October 30, 1998                  11,369,812   11,426,695      26,347,123     13,068,430     50,842,248
  Net income                                                                           10,024,505     10,024,505
  Cash dividends paid ($.24 per share)                                                 (2,731,888)    (2,731,888)
Balance, October 29, 1999                  11,369,812  $11,426,695     $26,347,123    $20,361,047    $58,134,865


See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                    Fiscal year ended
                                                                 October 29        October 30       October 31
                                                                       1999              1998             1997
Cash flows from operating activities:
Net income                                                      $10,024,505       $ 8,720,430      $ 6,605,354
Adjustments to reconcile net income to net cash
         provided by operating activities:
                  Depreciation                                    3,292,346         2,938,475        2,950,376
                  Provision for losses on accounts receivable       221,650           254,150          149,050
                  Gain on sale of assets                           (705,288)          (81,941)         (50,129)

Changes in operating assets and liabilities:
         Accounts receivable                                     (1,838,295)         (952,705)      (1,516,171)
         Inventories                                             (2,083,020)        1,489,852           47,162
         Prepaid expenses                                           (35,044)          (96,101)         206,099
         Deferred income tax benefits, net                       (1,061,135)         (859,636)        (210,152)
         Other non-current assets                                  (564,449)         (726,540)      (1,028,297)
         Accounts payable and accrued expenses                      891,605           446,768        1,758,848
         Income taxes payable                                      (722,615)        1,406,268           70,539
         Non-current liabilities                                  2,214,928         2,039,547        1,206,466
                  Net cash provided by operating activities       9,635,188        14,578,567       10,189,145

Cash used in investing activities:
         Proceeds from sale of assets                               747,334            84,941           50,129
         Additions to property, plant and equipment              (4,901,936)       (2,285,335)      (1,949,100)
                  Net cash used in investing activities          (4,154,602)       (2,200,394)      (1,898,971)

Cash used in financing activities:
         Cash dividends paid                                     (2,731,888)       (2,483,964)      (2,255,264)

Net increase in cash and cash equivalents                         2,748,698         9,894,209        6,034,910

Cash and cash equivalents at beginning of year                   22,272,141        12,377,932        6,343,022

Cash and cash equivalents at end of year                        $25,020,839       $22,272,141      $12,377,932

Cash paid for income taxes                                      $ 7,837,000       $ 4,891,000      $ 4,022,000

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

Fiscal year

         The Company maintains its accounting records on a 52-53 week fiscal basis. Fiscal years 1999, 1998 and 1997 include 52 weeks each.

Revenues

         Revenues are recognized upon product shipment or delivery to customers.

Cash equivalents

         The Company considers all investments with original maturities of three months or less to be cash equivalents. Cash equivalents include treasury bills of $24,980,000 at October 29, 1999 and $20,985,000 at October 30, 1998.

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

Stock-based compensation

         Statement of Financial Accounting Standards (SFAS No. 123), "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair market value of options granted. The Company has chosen to account for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation for stock options is measured as the excess, if any, of the fair market value of the Company's stock price at the date of grant as determined by the Board of Directors over the amount an employee must pay to acquire the stock.

Basic and diluted earnings per share

         Basic earnings and cash dividends per share are calculated based on the weighted average number of shares outstanding, 11,369,812 for all periods presented. Diluted earnings per share is calculated based on the weighted average number of shares outstanding plus shares issuable on conversion or exercise of all potentially dilutive securities.

NOTE 2 - COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS:

                                                                  (in thousands)
                                                                            1999                      1998
Property, plant and equipment:
Land                                                                    $  1,087                  $  1,083
Buildings and improvements                                                12,511                    11,310
Machinery and equipment                                                   27,761                    25,616
Transportation equipment                                                   6,940                     6,083
                                                                          48,299                    44,092
Accumulated depreciation                                                 (30,534)                  (27,895)

                                                                        $ 17,765                  $ 16,197

Inventories:
Meat, ingredients and supplies                                          $  3,288                  $  3,695
Work in progress                                                           1,837                     1,353
Finished goods                                                            11,025                     9,019
                                                                        $ 16,150                  $ 14,067

Accrued payroll and other expenses:

Payroll, vacation and payroll taxes                                     $  6,051                  $  5,533
Property taxes                                                               263                       263
Other                                                                        446                       578
                                                                        $  6,760                  $  6,374

NOTE 3  - RETIREMENT AND BENEFIT PLANS:

         The Company has noncontributory-trusteed defined benefit retirement plans for sales, administrative, supervisory and certain other employees. The benefits under these plans are primarily based on years of service and compensation levels. The Company's funding policy is to contribute annually the maximum amount deductible for federal income tax purposes.

         Net pension cost consisted of the following (in thousands):

                                                                   1999             1998              1997
Cost of benefits earned during the year                           $ 646            $ 568           $   485
Interest cost on projected benefit obligation                       958              907               810
Actual return on plan assets                                       (990)            (748)           (1,602)
Deferral of unrecognized (loss) gain on plan assets                 138              (34)              931
Amortization of unrecognized gain                                   (68)             (83)              (38)
Amortization of transition asset                                    (76)             (76)              (76)
Amortization of unrecognized prior service costs                     36               34                34
Net pension cost                                                  $ 644            $ 568           $   544

         The transition asset is being amortized using the straight-line method over 15.02 years, the average remaining service period of active plan participants. The discount rate and expected long-term rate of return used in determining the projected benefit obligation for fiscal years 1999, 1998 and 1997 was 7.75%. The assumed rate of future compensation increases for fiscal years 1999 and 1998 was 4% and for fiscal year 1997 was 6%.

         Plan assets are primarily invested in marketable equity securities, corporate and government debt securities and real estate and are administered by an investment management company.

The funded status of the plan is as follows:

         (in thousands)
                                                                   1999             1998              1997
Plan assets at fair market value                              $ 11,455         $ 10,622          $ 10,081
Actuarial present value of benefit obligations:
         Accumulated benefits based
         on current salary levels,
         including vested benefits of
         $12,162, $9,974 and $8,927                             12,970           10,502             9,415
Additional benefits based on
         estimated future salary levels                            946              817             1,152
Projected benefit obligation                                    13,916           11,319            10,567
Projected benefit obligation
         in excess of plan assets                               (2,461)            (697)             (486)
Unrecognized prior service costs                                   233              247               281
Unrecognized gain on Plan assets                                (2,404)          (3,463)           (3,065)
Unrecognized net transition asset                                 (369)            (445)             (520)
Accrued pension cost                                          $ (5,001)        $ (4,358)         $ (3,790)

         In fiscal year 1991, the Company adopted a non-qualified supplemental retirement plan for certain key employees. Benefits provided under the plan are equal to 60% of the employee's final average earnings, less amounts provided by the Company's defined benefit pension plan and amounts available through Social Security. Total annual benefits are limited to $120,000 for each participant in the plan. Effective January 1, 1991 the Company adopted a deferred compensation savings plan for certain key employees. Under this arrangement, selected employees contribute a portion of their annual compensation to the plan. The Company contributes an amount to each participant's account by computing an investment return equal to Moody's Average Seasoned Bond Rate plus 2%. Employees receive vested amounts upon death, termination or retirement. Total benefit expense recorded under these plans for fiscal years 1999, 1998 and 1997 was $320,000, $303,000 and $348,000, respectively. Benefits payable related to these plans and included in other non-current liabilities in the accompanying financial statements were $4,384,000 and $3,594,000 at October 29, 1999 and October 30, 1998, respectively. In connection with this arrangement the Company is the beneficiary of life insurance policies on the lives of certain key employees. The aggregate cash surrender value of these policies, included in non-current assets, was $5,862,000 and $5,298,000 at October 29, 1999 and October 30, 1998, respectively.

         The Company provides a deferred compensation plan for certain key executives, which is based upon the Company's pretax income and return on shareholders' equity. The payment of these bonuses is generally deferred over a five-year period. The total amount payable related to this arrangement was $5,823,000 and $4,598,000 at October 29, 1999 and October 30, 1998,
respectively. Future payments are approximately $1,700,000, $1,434,000, $1,226,000, $942,000 and $521,000 for fiscal years 2000 through 2004, respectively.

         Postretirement health care benefits in the approximate amount of $350,000 and $345,000 are included in non-current liabilities at October 29, 1999 and October 30, 1998, respectively.

         The Company's 1999 Stock Incentive Plan ("the Plan") was approved by the Board of Directors on January 11, 1999 and 275,000 shares were granted on April 29, 1999. Under the Plan, the maximum aggregate number of shares which may be optioned and sold is 900,000 shares of common stock, subject to adjustment upon changes in capitalization or merger. Generally, options granted under the plan vest in annual installments over four years following the date of grant (as determined by the Board of Directors) subject to the optionee's continuous service. Options expire ten years from the date of grant with the exception of an incentive stock option granted to an optionee who owns stock representing more than 10% of the voting power of all classes of stock of the Company, in which case the term of the option is five years. Options generally terminate three months after termination of employment or one year after termination due to permanent disability or death. Options are generally granted at a fair market value determined by the Board of Directors subject to the following:

a.) With respect to options granted to an employee or service provider who, at the time of grant owns stock representing more than 10% of the voting power of all classes of stock of the Company, the per share exercise price shall be no less than 110% of the fair market value on the date of grant.

b.) With respect to options granted to an employee or service provider other than described in the preceding paragraph, the exercise price shall be no less than 100% for incentive stock options and 85% for non-statutory stock options of the fair market value on the date of grant. Stock option activity under the plan was as follows:

                                             Options            Exercise Price
                                         Outstanding                 Per Share
Granted                                      900,000                   $ 10.00
Cancelled                                          -                         -
Exercised                                          -                         -
Balance at October 29, 1999                  900,000                   $ 10.00


Options Outstanding                    Options Exercisable
                           Weighted
                            average          Weighted                 Weighted
                           remaining          average                  average
   Exercise                  life            exercise                 exercise
     price     Shares       (years)            price       Shares       price
      $10      900,000        9.2               $10           0          $10

The Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("FAS 123"). As permitted by FAS 123, the Company measures compensation cost in accordance with APB 25. Therefore, the adoption of FAS 123 had no impact on the Company's financial condition or results of operations. Had compensation cost for the Company's Stock Option Plan been determined based on the fair value of the options consistent with FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

         October 29,1999
Net Income                                      As reported                        $10,024,505
                                                 Pro forma                         $ 9,845,208
Basic Earning Per Share                         As reported                           $.88
                                                 Pro forma                            $.87

The fair value of compensatory stock options was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

         October 29, 1999
Risk-free interest rate                                              5.34%
Expected years until exercise                                      6.0 years
Expected stock volatility                                            40.0%
Expected dividends                                                   2.20%

NOTE 4 - INCOME TAXES:

         The provision for taxes on income includes the following:

                (in thousands)
                                    1999             1998              1997
Current:
Federal                          $ 6,034          $ 5,241           $ 3,602
State                              1,172              964               658
                                   7,206            6,205             4,260
Deferred:
Federal                            (867)            (735)              (99)
State                              (194)            (125)             (112)
                                 (1,061)            (860)             (211)
                                 $ 6,145          $ 5,345           $ 4,049

         The total tax provision differs from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

                          (in thousands)
                                                       1999       1998       1997
Provision for federal income
         taxes at the applicable statutory rate     $ 5,498    $ 4,782    $ 3,622
Increase in provision resulting from:
         state income taxes,
         net of federal income tax benefit              596        518        416
Other, net                                               51         45         11
                                                    $ 6,145    $ 5,345    $ 4,049

         Deferred income taxes result from differences in the bases of assets and liabilities for tax and accounting purposes.

                                            1999          1998           1997
Receivables allowance                    $   263       $   235        $   233
Inventory capitalization                     367           329            290
Deferred compensation                        478           382            385
Franchise tax                                183           154            107
Employee benefits                            853           842            631
Other                                        (36)          (29)            44
         Current tax assets, net         $ 2,108       $ 1,913        $ 1,690

Deferred compensation                    $ 1,673       $ 1,348        $ 1,001
Pension and health care
         benefits                          3,951         3,343          2,870
Depreciation                              (1,018)         (952)          (769)
         Non-current tax assets, net     $ 4,606       $ 3,739        $ 3,102

         No valuation allowance was provided against deferred tax assets in the accompanying statements.

NOTE 5 - LINE OF CREDIT:

         Under the terms of a revolving line of credit with Bank of America, the Company may borrow up to $2,000,000 through April 30, 2001. At any time prior to May, 2001, the Company may convert borrowings, if any, into a three-year term loan with principal and interest payable monthly commencing May 31, 2001. The interest rate is at the bank's reference rate unless the Company elects an optional interest rate. The borrowing agreement contains various covenants, the more significant of which require the Company to maintain certain levels of shareholders' equity and working capital. The Company was in compliance with all provisions of the agreement during the year. There were no borrowings under this line of credit during the year.

NOTE 6 - CONTINGENCIES AND COMMITMENTS:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

         The Company leases certain transportation equipment under operating leases expiring in 2005. The terms of the lease provide for annual renewal options, and contingent rental payments based upon mileage and adjustments of rental payments based on the Consumer Price Index. Minimum rental payments were $320,000, $316,000, and $255,000 in fiscal years 1999, 1998, and 1997, respectively. Contingent payments were $102,000, $105,000 and $98,000 in 1999, 1998 and 1997, respectively. Future minimum lease payments are approximately $320,000 in the years 2000 through 2004 and $240,000 in 2005.

NOTE 7 - SUBSEQUENT EVENTS:

         In November 1999 the City of San Diego redevelopment agency acquired, under eminent domain proceedings, land owned by the Company and a pretax gain of $675,000 was recognized.

         In November 1999 the Board of Directors approved the repurchase of up to 1,000,000 shares of common stock. These repurchases will be made on the open market at prevailing market prices or in negotiated transactions off the market.


REPORT OF INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP

To the Board of Directors and Shareholders of Bridgford Foods Corporation

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Bridgford Foods Corporation and its subsidiaries at October 29, 1999 and October 30, 1998, and the results of their operations and their cash flows for each of the three years in the period ended October 29, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Costa Mesa, California
December 10, 1999



DIRECTORS

Allan L. Bridgford
Chairman

Hugh Wm. Bridgford

Paul A. Gilbert
Senior Vice President, Salomon Smith Barney, Inc.

John W. McNevin
Consultant (formerly Vice President Eastman/Office Depot, Inc.)

Steven H. Price
Property Management

Robert E. Schulze

Norman V. Wagner II
Retired (formerly President, Signal Landmark Properties, Inc.)

Paul R. Zippwald
Retired (formerly Regional Vice President, Bank of America)


OFFICERS

Allan L. Bridgford
Chairman, Board of Directors

Robert E. Schulze
President

Hugh Wm. Bridgford
Chairman, Executive Committee and Vice President

Salvatore F. DeGeorge
Senior Vice President

Lawrence D. English
Vice President

William L. Bridgford
Secretary

Raymond F. Lancy
Treasurer
Assistant Secretary

GENERAL OFFICES

Bridgford Foods Corporation
1308 North Patt Street
P.O. Box 3773
Anaheim, California 92803
Phone (714) 526-5533
www.bridgford.com

Branch Operations
Phoenix, Arizona
Fresno, California
Modesto, California
Oakland, California
Sacramento, California
Chicago, Illinois
Statesville, North Carolina
Dallas, Texas

Transfer Agent and Registrar
ChaseMellon Shareholder
Services, L.L.C.
85 Challenger Road
Ridgefieldpark, NJ 07760
Phone (800) 356-2017
www.chasemellon.com

Independent Accountants
PricewaterhouseCoopers LLP
Costa Mesa, California