Form 10-K405/A, Exhibit 13
period 1999-10-29
BRIDGFORD FOODS CORP
filed 2000-04-04
CIK 14177

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                      Common stock         Capital                         Total
                                                                         in excess       Retained  shareholders'
                                               Shares       Amount          of par       earnings         equity
Balance, November 1, 1996                   9,396,933  $ 9,453,816     $ 3,024,881    $27,776,994    $40,255,691
   Net income                                                                           6,605,354      6,605,354
   Cash dividends paid ($.20 per share)                                                (2,255,263)    (2,255,263)
   10% stock dividends, November 10, 1997     939,482      939,482      10,921,478    (11,860,960)
Balance, October 31, 1997                  10,336,415   10,393,298      13,946,359     20,266,125     44,605,782
  Net income                                                                            8,720,430      8,720,430
  Cash dividends paid ($.22 per share)                                                 (2,483,964)    (2,483,964)
  10% stock dividends, November 16, 1998    1,033,397    1,033,397      12,400,764    (13,434,161)
Balance, October 30, 1998                  11,369,812   11,426,695      26,347,123     13,068,430     50,842,248
  Net income                                                                           10,024,505     10,024,505
  Cash dividends paid ($.24 per share)                                                 (2,731,888)    (2,731,888)
Balance, October 29, 1999                  11,369,812  $11,426,695     $26,347,123    $20,361,047    $58,134,865



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

Basic and diluted earnings per share


         Basic earnings per share are calculated based on the weighted average number of shares outstanding, 11,369,812 for all periods presented. Diluted earnings per share is calculated based on the weighted average number of shares outstanding plus shares issuable on conversion or exercise of all potentially dilutive securities.


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

         Net pension cost consisted of the following (in thousands):

                                                                   1999             1998              1997
Cost of benefits earned during the year                           $ 646            $ 568           $   485
Interest cost on projected benefit obligation                       958              907               810
Actual return on plan assets                                       (990)            (748)           (1,602)
Deferral of unrecognized (loss) gain on plan assets                 138              (34)              931
Amortization of unrecognized gain                                   (68)             (83)              (38)
Amortization of transition asset (15.02 years)                      (76)             (76)              (76)
Amortization of unrecognized prior service costs                     36               34                34
Net pension cost                                                  $ 644            $ 568           $   544


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


         The Company's 1999 Stock Incentive Plan ("the Plan") was approved by the Board of Directors on January 11, 1999 and 275,000 options were granted on April 29, 1999. Under the Plan, the maximum aggregate number of shares which may be optioned and sold is 900,000 shares of common stock, subject to adjustment upon changes in capitalization or merger. Generally, options granted under the plan vest in annual installments over four years following the date of grant (as determined by the Board of Directors) subject to the optionee's continuous service. Options expire ten years from the date of grant with the exception of an incentive stock option granted to an optionee who owns stock representing more than 10% of the voting power of all classes of stock of the Company, in which case the term of the option is five years. Options generally terminate three months after termination of employment or one year after termination due to permanent disability or death. Options are generally granted at a fair market value determined by the Board of Directors subject to the following:


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


         October 29,1999
Net Income                                      As reported                        $10,024,505
                                                 Pro forma                         $ 9,845,208
Basic Earnings Per Share                        As reported                           $.88
                                                 Pro forma                            $.87


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


         The Company leases certain transportation equipment under operating leases expiring in 2005. The terms of the leases provide for annual renewal options, and contingent rental payments based upon mileage and adjustments of rental payments based on the Consumer Price Index. Minimum rental payments were $320,000, $316,000, and $255,000 in fiscal years 1999, 1998, and 1997, respectively. Contingent payments were $102,000, $105,000 and $98,000 in 1999, 1998 and 1997, respectively. Future minimum lease payments are approximately $320,000 in the years 2000 through 2004 and $240,000 in 2005.


NOTE 7 - SUBSEQUENT EVENTS:

         In November 1999 the City of San Diego redevelopment agency acquired, under eminent domain proceedings, land owned by the Company and a pretax gain of $675,000 was recognized.