Form 10-K405, Exhibit 13
period 2000-11-03
BRIDGFORD FOODS CORP
filed 2001-01-26
CIK 14177

                                                                   EXHIBIT 13.1

                          BRIDGFORD 2000 ANNUAL REPORT

DESCRIPTION OF BUSINESS

         Bridgford Foods Corporation and its subsidiaries manufacture and/or distribute refrigerated, frozen and snack food products. The Company markets its products throughout the United States. The Company sells its products through wholesale outlets, restaurants and institutions. The products are sold by the Company's own sales force, brokers, cooperatives, wholesalers and independent distributors. Products are currently sold through approximately 37,000 retail food stores in forty-eight states within the continental United States, Hawaii and Canada that are serviced by Company-owned service routes. Company products are also sold throughout the country to approximately another 23,000 retail outlets and 22,000 restaurants and institutions.

         The following summary represents the approximate percentage of net sales by class of product for each of the last five fiscal years:

                                    2000    1999     1998     1997     1996
                                    ----    ----     ----     ----     ----
         Products manufactured
           or processed by
           the Company               68      69       76       82       83
         Products manufactured
           or processed
           by others                 32      31       24       18       17
                                    ---     ---      ---      ---      ---
         Total                      100     100      100      100      100
                                    ===     ===      ===      ===      ===

COMMON STOCK AND DIVIDEND DATA

         The common stock of the Company is traded in the national over-the-counter market and is authorized for quotation on The Nasdaq National Market under the symbol "BRID." The following table reflects the high and low closing prices and cash dividends paid as quoted by Nasdaq for each of the last eight fiscal quarters.

                                                                       Cash
         Fiscal                                                      Dividends
         Quarter Ended              $ High           $ Low             Paid
         -------------              ------           ------          ---------
         January 29, 1999           12 1/2           12 1/2            $.06
         April 30, 1999             10 1/4           10                $.06
         July 30, 1999              10 7/8           10 3/4            $.06
         October 29, 1999            9 15/16          9 7/8            $.06
         January 28, 2000            9 7/8            8                $.07
         April 28, 2000              9 3/4            8 1/2            $.07
         July 28, 2000              12 15/16          9 1/4            $.07
         November 3, 2000           13               12                $.07

ANNUAL SHAREHOLDERS MEETING

         The 2001 annual shareholders meeting will be held at the Four Points Sheraton, 1500 South Raymond Avenue, Fullerton, California at 10:00 a.m. on Wednesday March 14, 2001.

TO OUR SHAREHOLDERS:

         The year 2000 was a good year for Bridgford Foods. Sales reached an all-time record level while profits were the second best in Company history. Lower profits were due to higher costs for raw materials, energy, transportation, petroleum based packaging materials and employee health care. New product and new customer development also contributed to increased expenses.

SALES, EARNINGS AND DIVIDENDS

         Sales reached $156,291,805 during the 53 week 2000 fiscal year. This was a new record and exceeded 1999 sales by 12.6%. 2000 marked our fifteenth consecutive year of record high sales gains. Both our frozen food and meat snack divisions recorded strong volume increases. We increased the variety and sizes of products offered to the trade. New offerings of "Deli Pack" Biscuits, "Bake & Serve" Rolls and larger packages of Beef Jerky added to our sales volume. Exciting new sandwich items like Chicken Fried Steak with Gravy and Biscuit and lunch packs including drinks, cookies and chips were recently introduced.

         Bridgford's direct store distribution route customer count has continued to grow and reached a total of 37,367 accounts during fiscal 2000. Net income in 2000 was $8,766,469, a 12.5% decline from the record income of $10,024,505 set in 1999. Meat raw material costs were higher in 2000 and reduced our operating margins. Pork raw materials used for meat processing averaged 40% higher in cost during fiscal 2000 than in 1999. We estimate that national energy costs have also increased at a 40% annual rate since the spring of 1999.

         Quarterly cash dividends paid in 2000 were 7cents per quarter and totaled 28cents per common share. This represents an increase of 17% over dividends paid in the prior fiscal year. The 7cents per share quarterly cash dividend was continued during the first quarter of our 2001 fiscal year.

FINANCIAL MATTERS

         The Company recognized a $675,000 pretax gain in the first quarter of fiscal year 2000 on the sale of a parcel of land in San Diego, California as a result of eminent domain action. Management does not anticipate any transactions of a similar nature in our 2001 fiscal year.

         The Company purchased 754,500 shares of its outstanding common stock on the open market during the 2000 fiscal year at an average cost of $10.13. Subsequent to November 3, 2000, the Company has purchased an additional 17,900 shares at an average cost of $12.62. The shares were purchased in connection with the stock repurchase plan approved by the Board of Directors in November, 1999 to purchase up to 1,000,000 shares of the Company's common stock.

         Shareholders' equity decreased by $1,938,538 (3.3%) during the year to $56,196,327, due primarily to the cost of shares acquired by the stock repurchase program. On a per share basis, however, shareholders' equity actually increased 3.5% to $5.29 per share.

         Working capital declined 12.1% for the year to $38,469,237. The stock repurchases ($7,642,876) contributed to this change in working capital. The Company invested $5,123,710 in additions to property, plant and equipment during the year, 4.5% more than in the prior year. Cash dividends increased 12.1% for the year to $3,062,131. The working capital ratio (3.63 to 1) remained strong as of year-end. At November 3, 2000, the Company had $18,179,000 invested in interest-bearing securities. The Company remained debt-free for the 14th consecutive year.

OPERATIONS

         During 2000 we purchased two parcels of land behind our Superior Foods plant in Dallas and your board approved a $2,500,000 freezer construction project at that site. We also developed a production line at the Frozen-Rite Dallas plant for manufacture of our new "Bake & Serve" Rolls. At our Chicago meat processing plant we invested in a new high speed slicing line to add capacity and efficiency to the production of popular Bridgford Sliced Pepperoni. Your board also approved the purchase and installation of "state of the art" hardware and software for a new company-wide management information system that will cost approximately $3,000,000.

         John V. Simmons and Daniel R. Yost were elected Vice Presidents of the Company at our March 2000 board of directors meeting. Both men have been employed by the Company for more than 20 years and they concentrate their efforts on frozen food sales and marketing.

SUMMARY

         We appreciate the loyalty and hard work of our officers, directors and associates during 2000 and thank our customers and suppliers for their support. Your Company expects 2001 to be an excellent year for sales and profits.

Respectfully submitted,

         Allan L. Bridgford                      Robert E. Schulze
         Chairman                                President


January 19, 2001

                          BRIDGFORD FOODS CORPORATION

                               FINANCIAL SUMMARY

                                      Fiscal Year Ended
                                -----------------------------
                                 (53 weeks)       (52 weeks)
                                 November 3       October 29            %
                                    2000             1999             Change
                                ------------     ------------         ------
Net sales                       $156,291,805     $138,786,260         12.6%
Income before taxes               14,140,469       16,169,505         (12.5)%
Net income                         8,766,469       10,024,505         (12.5)%
Basic earnings per share                 .80              .88         (9.1)%
Cash dividends per share                 .28              .24         16.7%
Working capital                   38,469,237       43,760,200         (12.1)%
Total assets                      82,680,999       85,469,476         (3.3)%
Shareholders' equity              56,196,327       58,134,865         (3.3)%
Return on average equity               15.34%           18.40%          --


                            SELECTED FINANCIAL DATA

                                    November 3      October 29      October 30      October 31      November 1
                                       2000*            1999           1998            1997            1996
                                   ------------    ------------    ------------    ------------    ------------
Net Sales                          $156,291,805    $138,786,260    $134,815,787    $127,859,491    $118,316,470
Net Income                            8,766,469      10,024,505       8,720,430       6,605,354       5,651,383
Basic Earnings Per Share                    .80             .88             .77             .58             .50
Current Assets**                     53,099,779      57,236,926      50,558,938      41,136,786      33,871,431
Current Liabilities**                14,630,542      13,476,726      13,307,736      11,454,700       9,625,313
Working Capital**                    38,469,237      43,760,200      37,251,202      29,682,086      24,246,118
Property, Plant and Equip., Net      18,964,335      17,764,652      16,197,108      16,853,248      17,854,524
Deferred Taxes on Income              3,781,172       4,605,530       3,738,976       3,102,479       3,008,911
Total Assets                         82,680,999      85,469,476      75,792,941      65,663,892      58,277,948
Shareholders' Equity                 56,196,327      58,134,865      50,842,248      44,605,782      40,255,691
Cash Dividends Per Share                    .28             .24             .22             .20             .20

------------
 *  53 weeks
** Certain financial statement reclassifications have been recorded in years prior to 1997 to conform to the current year presentation.

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

RESULTS OF OPERATIONS

         2000 COMPARED TO 1999

         Sales in fiscal year 2000 increased $17,506,000 (12.6%) when compared to sales of the prior year, primarily as a result of increased unit sales volume.

         Cost of products sold increased by $14,751,000 (18.3%) when compared to the prior year. The gross margin was approximately 39% in 2000, 42% in 1999, and 40% in 1998. Costs for pork commodity products increased in 2000 compared to the historical lows experienced during 1999. Flour costs continued to be favorable in 2000, 1999 and 1998.

         Selling, general and administrative expenses increased $4,303,000 (11.1%) when compared to the prior year. This increase was generally consistent with the overall increase in sales.

         The Company's capital expansion projects remained at levels consistent with the prior year. The Company expects to continue the growth and modernization of facilities and equipment used in the business. The effective tax rate remained consistent with the prior year at 38%.

         1999 COMPARED TO 1998

         Sales in fiscal year 1999 increased $3,970,000 (2.9%) when compared to sales of the prior year, primarily as a result of increased sales volume.

         Cost of products sold decreased by $332,000 when compared to the prior year. The gross margin was approximately 42% in 1999 and 40% in 1998. Costs for pork commodity products remained at historically low levels and flour costs continued to be favorable in 1999 and 1998.

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

LIQUIDITY AND CAPITAL RESOURCES

         Favorable operating results over the past several years have continued to provide significant liquidity to the Company. Net cash provided by operating activities was $8,348,000 in the 2000 fiscal year, $9,635,000 in 1999 and $14,579,000 in 1998. Accounts receivable balances increased $1,617,000 (13%) in 1999 and $699,000 (6%) in 1998 due to higher sales and slower collections. Inventories increased $2,042,000 in 2000 and $2,083,000 in 1999 due to higher unit quantities. Non-current assets increased $1,431,000 (16%) and $1,363,000 (18%), in 1999 and 1998 primarily due to the increased cash surrender value of life-insurance policies and increases in deferred income tax benefits. Accounts payable and accrued expenses increased $1,901,000 in 2000 due to higher purchasing activity to support strong fourth quarter sales.

         The Company's capital improvement expenditures remained consistent in 2000 compared to the prior year. Significant projects in process at November 3, 2000 included $1.8 million for an updated management information system. Cash and cash equivalents decreased $6,720,000 in 2000 (26.9%). The decrease was primarily a result of capital expenditures in the amount of $5,124,000; common stock repurchases of $7,643,000, and higher inventory balances. The company also funded its defined benefit pension plan in the amount of $3,000,000 during fiscal year 2000. Cash and cash equivalents increased $2,749,000 in 1999 (12.3%). The increase was lower than in recent years due to higher tax payments, increased capital expenditures and higher accounts receivable and inventory balances. Cash and cash equivalents increased $9,894,000 in 1998 primarily as a result of lower capital expenditures, improved profitability and significant increases in non-funded employee benefits. The Company has remained free of interest-bearing debt for fourteen consecutive years. Working capital decreased $5,291,000(12.1%) in 2000 and increased $6,509,000 (17.5%) and $7,569,000
(25.5%) in 1999 and 1998. The decrease in working capital in 2000 primarily resulted from the common stock repurchase program and significant pension contribution during 2000. The Company maintains a line of credit with Bank of America that expires April 30, 2002. There were no borrowings under this line of credit during fiscal 2000.


                          BRIDGEFORD FOODS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                 November 3         October 29
                                                    2000               1999
                                                 -----------        -----------
Current assets:
  Cash and cash equivalents                      $18,300,803        $25,020,839
  Accounts receivable, less allowance
    for doubtful accounts of $694,491
    and $647,219                                  13,642,063         13,689,463
  Inventories                                     18,191,480         16,149,918
  Prepaid expenses                                   527,902            268,892
  Deferred income taxes                            2,437,531          2,107,814
                                                 -----------        -----------
      Total current assets                        53,099,779         57,236,926
                                                 -----------        -----------

Property, plant and equipment, net of
  accumulated depreciation of $31,598,952
  and $30,533,865                                 18,964,335         17,764,652
Other non-current assets                           6,835,713          5,862,368
Deferred income taxes                              3,781,172          4,605,530
                                                 -----------        -----------
                                                 $82,680,999        $85,469,476
                                                 ===========        ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                               $ 7,723,023        $ 5,849,237
  Accrued payroll and other expenses               6,787,268          6,759,979
Income taxes payable                                 120,251            867,510
                                                 -----------        -----------
    Total current liabilities                     14,630,542         13,476,726
                                                 -----------        -----------

Non-current liabilities                           11,854,130         13,857,885
                                                 -----------        -----------

Contingencies and commitments (Note 6)

Shareholders' equity:
    Preferred stock, without par value
      Authorized - 1,000,000 shares
      Issued and outstanding - none
    Common stock, $1.00 par value
      Authorized - 20,000,000 shares
        Issued and outstanding - 10,615,312
        and 11,369,812, respectively              10,672,195         11,426,695
      Capital in excess of par value              19,458,747         26,347,123
      Retained earnings                           26,065,385         20,361,047
          Total shareholders' equity              56,196,327         58,134,865
                                                 -----------        -----------
                                                 $82,680,999        $85,469,476
                                                 ===========        ===========

See accompanying notes to consolidated financial statements.

                          BRIDGEFORD FOODS CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                                                       Fiscal year ended
                                      ----------------------------------------------------
                                       (53 weeks)          (52 weeks)          (52 weeks)
                                       November 3          October 29          October 30
                                          2000                1999                1998
                                      ------------        ------------        ------------
Net sales                             $156,291,805        $138,786,260        $134,815,787
Cost of products sold,
  excluding depreciation                95,295,374          80,544,109          80,876,022
Selling, general and
  administrative expenses               43,083,496          38,780,300          36,935,860
Depreciation                             3,772,466           3,292,346           2,938,475
                                      ------------        ------------        ------------
                                       142,151,336         122,616,755         120,750,357
                                      ------------        ------------        ------------

Income before taxes                     14,140,469          16,169,505          14,065,430
Provision for taxes on income            5,374,000           6,145,000           5,345,000
                                      ------------        ------------        ------------
Net income                            $  8,766,469        $ 10,024,505        $  8,720,430
                                      ============        ============        ============
Basic earnings per share              $        .80        $        .88        $        .77
                                      ============        ============        ============

Shares used to compute basic
  earnings per share                    10,907,701          11,369,812          11,369,812
                                      ============        ============        ============
Diluted earnings per share            $        .80        $        .88
                                      ============        ============
Shares used to compute diluted
  earnings per share                    10,926,630          11,374,714
                                      ============        ============

                          BRIDGEFORD FOODS CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                   Common stock                Capital                          Total
                                             ---------------------------      in excess         Retained      shareholders'
                                               Shares          Amount           of par          earnings         equity
                                             ----------     ------------     ------------     ------------    -------------
Balance, October 31, 1997                    10,336,415     $ 10,393,298     $ 13,946,359     $ 20,266,125     $44,605,782
                                             ----------     ------------     ------------     ------------     -----------
  Net income (52 weeks)                                                                          8,720,430       8,720,430
  Cash dividends paid ($.22 per share)                                                          (2,483,964)     (2,483,964)
  10% stock dividends, November 16, 1998      1,033,397        1,033,397       12,400,764      (13,434,161)
                                             ----------     ------------     ------------     ------------     -----------
Balance, October 30, 1998                    11,369,812       11,426,695       26,347,123       13,068,430      50,842,248
  Net income (52 weeks)                                                                         10,024,505      10,024,505
  Cash dividends paid ($.24 per share)                                                          (2,731,888)     (2,731,888)
                                             ----------     ------------     ------------     ------------     -----------
Balance, October 29, 1999                    11,369,812       11,426,695       26,347,123       20,361,047      58,134,865
  Net income (53 weeks)                                                                          8,766,469       8,766,469
  Cash dividends paid ($.28 per share)                                                          (3,062,131)     (3,062,131)
  Shares repurchased and retired              (754,500)        (754,500)      (6,888,376)                       (7,642,876)
                                             ----------     ------------     ------------     ------------     -----------
 Balance, November 3, 2000                   10,615,312     $ 10,672,195     $ 19,458,747     $ 26,065,385     $56,196,327
                                            ===========     ============     ============     ============     ===========

See accompanying notes to consolidated financial statements.

                          BRIDGEFORD FOODS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       Fiscal year ended
                                                        ----------------------------------------------
                                                         (53 weeks)       (52 weeks)       (52 weeks)
                                                         November 3       October 29       October 30
                                                            2000             1999             1998
                                                        ------------     ------------     ------------
Cash flows from operating activities:
  Net income                                            $  8,766,469     $ 10,024,505     $  8,720,430
                                                        ------------     ------------     ------------
  Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation                                         3,772,466        3,292,346        2,938,475
      Provision for losses on accounts receivable            324,650          221,650          254,150
      Gain on sale of assets                                (609,376)        (705,288)         (81,941)
                                                        ------------     ------------     ------------

Changes in operating assets and liabilities:
  Accounts receivable                                       (277,250)      (1,838,295)        (952,705)
  Inventories                                             (2,041,562)      (2,083,020)       1,489,852
  Prepaid expenses                                          (259,010)         (35,044)         (96,101)
  Deferred income taxes, net                                 494,641       (1,061,135)        (859,636)
  Other non-current assets                                  (973,345)        (564,449)        (726,540)
  Accounts payable and accrued expenses                    1,901,075          891,605          446,768
  Income taxes payable                                      (747,259)        (722,615)       1,406,268
  Non-current liabilities                                 (2,003,755)       2,214,928        2,039,547
                                                        ------------     ------------     ------------
    Net cash provided by operating activities              8,347,744        9,635,188       14,578,567

Cash used in investing activities:
  Proceeds from sale of assets                               760,937          747,334           84,941
  Additions to property, plant and equipment              (5,123,710)      (4,901,936)      (2,285,335)
                                                        ------------     ------------     ------------
    Net cash used in investing activities                 (4,362,773)      (4,154,602)      (2,200,394)
                                                        ------------     ------------     ------------

Cash used in financing activities:
  Shares repurchased                                      (7,642,876)
  Cash dividends paid                                     (3,062,131)      (2,731,888)      (2,483,964)
                                                        ------------     ------------     ------------
    Cash used in financing activities                    (10,705,007)      (2,731,888)      (2,483,964)
                                                        ------------     ------------     ------------

Net (decrease) increase in cash and cash equivalents      (6,720,036)       2,748,698        9,894,209

Cash and cash equivalents at beginning of year            25,020,839       22,272,141       12,377,932
                                                        ------------     ------------     ------------
Cash and cash equivalents at end of year                $ 18,300,803     $ 25,020,839     $ 22,272,141
                                                        ============     ============     ============
Cash paid for income taxes                              $  5,878,000     $  7,837,000     $  4,891,000
                                                        ============     ============     ============

See accompanying notes to consolidated financial statements.

                          BRIDGFORD FOODS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany transactions have been eliminated.

CONCENTRATIONS OF CREDIT RISK

         The Company's credit risk is diversified across a broad range of customers and geographic regions. Losses due to credit risk have been immaterial. The carrying amount of cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities approximate fair market value due to the short maturity of these instruments.

BUSINESS SEGMENT

         The Company and its subsidiaries operate in one business segment - the processing and/or distributing of refrigerated, frozen and snack food products.

FISCAL YEAR

         The Company maintains its accounting records on a 52-53 week fiscal basis. Fiscal year 2000 included 53 weeks. Fiscal years 1999 and 1998 include 52 weeks each.

REVENUES

         Revenues are recognized upon passage of title to the customer typically upon product shipment or delivery to customers.

CASH EQUIVALENTS

         The Company considers all investments with original maturities of three months or less to be cash equivalents. Cash equivalents include treasury bills of $18,179,000 at November 3, 2000 and $24,980,000 at October 29, 1999.

INVENTORIES

         Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment are carried at cost less accumulated depreciation. Major renewals and betterments are charged to the asset accounts while the cost of maintenance and repairs is charged to income as incurred. When assets are sold or otherwise disposed of, the cost and accumulated depreciation are removed from the respective accounts and the resulting gain or loss is credited or charged to income. Depreciation is computed on the straight-line basis over 10 to 20 years for buildings and improvements, 5 to 10 years for machinery and equipment and 3 to 5 years for transportation equipment.

INCOME TAXES

         Deferred taxes are provided for items whose financial and tax bases differ. A valuation allowance is provided against deferred tax assets when it is expected that it is more likely than not, that the related asset will not be fully realized.

STOCK-BASED COMPENSATION

         Statement of Financial Accounting Standards (SFAS No. 123), "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair market value of options granted. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation for stock options is measured as the excess, if any, of the fair market value of the Company's stock price at the date of grant as determined by the Board of Directors over the amount an employee must pay to acquire the stock.

BASIC AND DILUTED EARNINGS PER SHARE

         Basic earnings per share is calculated based on the weighted average number of shares outstanding for all periods presented. Diluted earnings per share is calculated based on the weighted average number of shares outstanding plus shares issuable on conversion or exercise of all potentially dilutive securities.

NOTE 2 - COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS:

                                                   2000         1999
                                                 --------     --------
                                                    (in thousands)
         Property, plant and equipment:
           Land                                  $  1,614     $  1,087
           Buildings and improvements              12,649       12,511
           Machinery and equipment                 28,546       27,761
           Transportation equipment                 7,754        6,940
                                                 --------     --------
                                                   50,563       48,299
                                                 --------     --------
         Accumulated depreciation                 (31,599)     (30,534)
                                                 --------     --------
                                                 $ 18,964     $ 17,765
                                                 ========     ========

         Projects in process totaled $1,857,000 at November 3, 2000.

         Inventories:
           Meat, ingredients and supplies         $ 3,909    $ 3,288
           Work in progress                         2,193      1,837
           Finished goods                          12,089     11,025
                                                  -------    -------
                                                  $18,191    $16,150
                                                  =======    =======

         Accrued payroll and other expenses:
           Payroll, vacation and payroll taxes    $ 6,005    $ 6,051
           Property taxes                             287        263
           Other                                      495        446
                                                  -------    -------
                                                  $ 6,787    $ 6,760
                                                  =======    =======

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

         Net pension cost consisted of the following (in thousands):

                                                      2000       1999      1998
                                                    -------     -----     -----
         Cost of benefits earned during the year    $   746     $ 646     $ 568
         Interest cost on projected benefit
           obligation                                 1,025       958       907
         Actual return on plan assets                (1,059)     (990)     (748)
         Deferral of unrecognized (loss)
           gain on plan assets                           40       138       (34)
         Amortization of unrecognized gain              (95)      (68)      (83)
         Amortization of transition asset
           (15.2 years)                                 (76)      (76)      (76)
         Amortization of unrecognized
           prior service costs                           36        36        34
                                                    -------     -----     -----
         Net pension cost                           $   617     $ 644     $ 568
                                                    =======     =====     =====

         The 1987 transition asset is being amortized using the straight-line method over the average remaining service period of active plan participants at the date of adoption of the plan. At November 3, 2000, 3.93 years of amortization remained. The discount rate and expected long-term rate of return used in determining the projected benefit obligation for fiscal years 2000, 1999 and 1998 was 7.75%. The assumed rate of future compensation increases for fiscal years 2000, 1999 and 1998 was 4%.

         Plan assets are primarily invested in marketable equity securities, corporate and government debt securities and real estate and are administered by an investment management company.

         The funded status of the plan is as follows:

                                                  2000         1999         1998
                                                --------     --------     --------
                                                          (in thousands)
         Plan assets at fair market value       $ 15,323     $ 11,455     $ 10,622
                                                --------     --------     --------

         Actuarial present value of
           benefit obligations:
           Accumulated benefits based
             on current salary levels,
             including vested benefits of
             $13,184, $12,162 and $9,974          14,166       12,970       10,502
           Additional benefits based on
             estimated future salary levels          849          946          817
           Projected benefit obligation           15,015       13,916       11,319
           Projected benefit obligation
             in excess of plan assets                308       (2,461)        (697)
           Unrecognized prior service costs          197          233          247
           Unrecognized gain on plan assets       (2,829)      (2,404)      (3,463)
           Unrecognized net transition asset        (294)        (369)        (445)
                                                --------     --------     --------
         Accrued pension cost                   $ (2,618)    $ (5,001)    $ (4,358)
                                                ========     ========     ========

         In fiscal year 1991, the Company adopted a non-qualified supplemental retirement plan for certain key employees. Benefits provided under the plan are equal to 60% of the employee's final average earnings, less amounts provided by the Company's defined benefit pension plan and amounts available through Social Security. Total annual benefits are limited to $120,000 for each participant in the plan. Effective January 1, 1991 the Company adopted a deferred compensation savings plan for certain key employees. Under this arrangement, selected employees contribute a portion of their annual compensation to the plan. The Company contributes an amount to each participant's account by computing an investment return equal to Moody's Average Seasoned Bond Rate plus 2%. Employees receive vested amounts upon death, termination or retirement. Total benefit expense recorded under these plans for fiscal years 2000, 1999 and 1998 was $351,000, $320,000 and $303,000, respectively. Benefits payable related to these plans and included in other non-current liabilities in the accompanying financial statements were $4,860,000 and $4,384,000 at November 3, 2000 and October 29, 1999, respectively. In connection with this arrangement the Company is the beneficiary of life insurance policies on the lives of certain key employees. The aggregate cash surrender value of these policies, included in non-current assets, was $6,836,000 and $5,862,000 at November 3, 2000 and October 29, 1999, respectively.

         The Company provides a deferred compensation plan for certain key executives, which is based upon the Company's pretax income and return on shareholders' equity. The payment of these amounts is generally deferred over a five-year period. The total amount payable related to this arrangement was $5,813,000 and $5,823,000 at November 3, 2000 and October 29, 1999,
respectively. Future payments are approximately $1,776,000, $1,569,000, $1,285,000, $852,000 and $331,000 for fiscal years 2001 through 2005, respectively.

         Postretirement health care benefits in the approximate amount of $340,000 and $350,000 are included in non-current liabilities at November 3, 2000 and October 29, 1999, respectively.

         The Company's 1999 Stock Incentive Plan ("the Plan") was approved by the Board of Directors on January 11, 1999 and 275,000 options were granted on April 29, 1999. Under the Plan, the maximum aggregate number of shares which may be optioned and sold is 900,000 shares of common stock, subject to adjustment upon changes in capitalization or merger. Generally, options granted under the plan vest in annual installments over four years following the date of grant (as determined by the Board of Directors) subject to the optionee's continuous service. Options expire ten years from the date of grant with the exception of an incentive stock option granted to an optionee who owns stock representing more than 10% of the voting power of all classes of stock of the Company, in which case the term of the option is five years. Options generally terminate three months after termination of employment or one year after termination due to permanent disability or death. Options are generally granted at a fair market value determined by the Board of Directors subject to the following:

               (a) With respect to options granted to an employee or service provider who, at the time of grant owns stock representing more than 10% of the voting power of all classes of stock of the Company; the per share exercise price shall be no less than 110% of the fair market value on the date of grant.

               (b) With respect to options granted to an employee or service provider other than described in the preceding paragraph, the exercise price shall be no less than 100% for incentive stock options and 85% for non-statutory stock options of the fair market value on the date of grant.

         As of October 29, 1999, 275,000 options were outstanding at an exercise price of $10.00 per share. No shares were exercisable at October 31, 1999. During fiscal year 2000, 25,000 options with a weighted average exercise price of $10.00 were cancelled. As of November 3, 2000, 250,000 options were outstanding at an exercise price of $10.00 per share.

         The following balances are reflected as of November 3, 2000:

                 Options Outstanding                     Options Exercisable
         ---------------------------------        --------------------------------
                                  Weighted
                                   average        Weighted                Weighted
                                  remaining       average                 average
         Exercise                   life          exercise                exercise
          price          Shares    (years)         price      Shares       price
         --------       -------   ---------       --------     ------     --------
           $10          250,000      8.5            $10        94,863       $10

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

                                     November 3, 2000     October 29, 1999
                                     ----------------     ----------------
         Net Income
           As reported                  $8,766,469           $10,024,505
           Pro forma                    $8,505,838           $ 9,845,208
         Basic Earning Per Share
           As reported                  $      .80           $       .88
           Pro forma                    $      .78           $       .87

         The fair value of compensatory stock options was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

                                                 October 29, 1999
                                                 ----------------
         Risk-free interest rate                     5.34%
         Expected years until exercise               6.0 years
         Expected stock volatility                   40.0%
         Expected dividends                          2.20%

         The weighted average fair value of the options granted during 1999 was $3.79 per share.

NOTE 4 - INCOME TAXES:

         The provision for taxes on income includes the following:

                              2000             1999            1998
                             ------          -------          ------
                                         (in thousands)
         Current:
           Federal           $4,060          $ 6,034          $5,241
           State                819            1,172             964
                             ------          -------          ------
                             $4,879          $ 7,206          $6,205
                             ======          =======          ======
         Deferred:
           Federal           $  444          $  (867)         $ (735)
           State                 51             (194)           (125)
                                495           (1,061)           (860)
                             ------          -------          ------
                             $5,374          $ 6,145          $5,345
                             ======          =======          ======

         The total tax provision differs from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

                                               2000         1999        1998
                                              ------       ------      ------
                                                       (in thousands)

         Provision for federal income
           taxes at the applicable
           statutory rate                     $4,808       $5,498      $4,782
         Increase in provision resulting
           from:
           State income taxes, net of
             federal income tax benefit          521          596         518
           Other, net                             45           51          45
                                              ------       ------      ------
                                              $5,374       $6,145      $5,345
                                              ======       ======      ======

         Deferred income taxes result from differences in the bases of assets and liabilities for tax and accounting purposes.

                                                     2000          1999
                                                   -------       -------
                                                      (in thousands)

         Receivables allowance                     $   284       $   263
         Inventory capitalization                      387           367
         Deferred compensation                         590           478
         Franchise tax                                 148           183
         Employee benefits                             903           853
         Other                                         126           (36)
                                                   -------       -------
           Current tax assets, net                 $ 2,438       $ 2,108
                                                   =======       =======

         Deferred compensation                     $ 1,649       $ 1,673
         Pension and health care benefits            3,192         3,951
         Depreciation                               (1,060)       (1,018)
                                                   -------       -------
           Non-current tax assets, net             $ 3,781       $ 4,606
                                                   =======       =======

         No valuation allowance was provided against deferred tax assets in the accompanying statements.

NOTE 5 - LINE OF CREDIT:

         Under the terms of a revolving line of credit with Bank of America, the Company may borrow up to $2,000,000 through April 30, 2002. At any time prior to May 2002, the Company may convert borrowings, if any, into a three-year term loan with principal and interest payable monthly commencing May 31, 2002. The interest rate is at the bank's reference rate unless the Company elects an optional interest rate. The borrowing agreement contains various covenants, the more significant of which require the Company to maintain certain levels of shareholders' equity and working capital. The Company was in compliance with all provisions of the agreement during the year. There were no borrowings under this line of credit during the year.

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

         The Company leases certain transportation equipment under an operating lease expiring in 2006. The terms of the lease provide for annual renewal options and contingent rental payments based upon mileage and adjustments of rental payments based on the Consumer Price Index. Minimum rental payments were $320,000 in fiscal years 2000 and 1999 and $316,000 in 1998, respectively. Contingent payments were $110,000, $102,000, and $105,000 in fiscal years 2000, 1999, and 1998, respectively. Future minimum lease payments are approximately $340,000 in the years 2000 through 2004 and $270,000 in 2005 and $20,000 in
2006.

          REPORT OF INDEPENDENT ACCOUNTANTS PRICEWATERHOUSECOOPERS LLP


To the Board of Directors and Shareholders of Bridgford Foods Corporation:

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Bridgford Foods Corporation and its subsidiaries at November 3, 2000 and October 29, 1999, and the results of their operations and their cash flows for each of the three years in the period ended November 3, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP

Orange County, California
December 22, 2000