Form 10-K405, Exhibit 13
period 2001-11-02
BRIDGFORD FOODS CORP
filed 2002-01-30
CIK 14177

                                                                    Exhibit 13.1

DESCRIPTION OF BUSINESS

        Bridgford Foods Corporation and its subsidiaries manufacture and/or distribute refrigerated, frozen and snack food products. The Company markets its products throughout the United States and Canada. The Company sells its products through wholesale outlets, restaurants and institutions. The products are sold by the Company's own sales force, brokers, cooperatives, wholesalers and independent distributors. Products are currently sold through approximately 38,000 retail food stores in forty-eight states within the continental United States, Hawaii and Canada that are serviced by Company-owned service routes. Company products are also sold throughout the country to approximately another 20,000 retail outlets and 23,000 restaurants and institutions.

        The following summary represents the approximate percentage of net sales by class of product for each of the last five fiscal years:

                          2001     2000      1999      1998      1997
                          ----     -----     -----     -----     ----
Products manufactured
  or processed by
  the Company               69        68        69        76       82
Products manufactured
  or processed
  by others                 31        32        31        24       18
                          ----     -----     -----     -----     ----
Total                      100       100       100       100      100
                          ----     -----     -----     -----     ----

COMMON STOCK AND DIVIDEND DATA

        The common stock of the Company is traded in the national over-the-counter market and is authorized for quotation on The Nasdaq National Market under the symbol "BRID". The following table reflects the high and low closing prices and cash dividends paid as quoted by Nasdaq for each of the last eight fiscal quarters.

Fiscal                                              Cash
Quarter Ended            $High      $Low        Dividends Paid
---------------------------------------------------------------
January 28, 2000          9.88      8.00            $.07
April 28, 2000            9.75      8.50            $.07
July 28, 2000            12.94      9.25            $.07
November 3, 2000         13.00     12.00            $.07
February 2, 2001         13.00     11.88            $.07
May 4, 2001              13.00     12.80            $.07
August 3, 2001           13.85     12.23            $.07
November 2, 2001         14.25     12.45            $.07


ANNUAL MEETING OF SHAREHOLDERS

        The 2002 annual meeting of shareholders will be held at the Four Points Sheraton, 1500 South Raymond Avenue, Fullerton, California at 10:00 a.m. on Wednesday, March 13, 2002.


                           Bridgford Foods Corporation
                            Recent Historical Trends










                                  Insert Graph

January 9, 2002


TO OUR SHAREHOLDERS:

        2001 was a challenging year for Bridgford Foods. Our business was adversely affected by the recession and the tragic events of September 11. Sales reached a record level in 2001, but profits were down substantially compared to the prior year. Meat raw materials, energy and fuel costs were higher than anticipated for most of fiscal 2001, while competition was especially strong in the food service area and the meat snack business.

SALES AND EARNINGS

        Sales totaled $156,361,000 in the 52 week 2001 fiscal year, a slight gain over sales in the 53 week 2000 year. This was our sixteenth consecutive year of record high sales.

        Beef Jerky sales continued strong while new single -- serve portions of Kippered Beef Steaks, Beef & Cheese Sticks, Spicy Beef Sticks, and Red Hot Pickled Sausages were added to our meat snack line. New "Club Pack Biscuits" and "Club Pack Bake & Serve Rolls" were added to our frozen bakery products group in 2001.

        Our direct store distribution system continued to expand in the 2001 year. We now operate 256 company owned routes in 49 states. Net income in 2001 was $6,244,000, a 29% decline from income in the 2000 fiscal year. Contributing to our income decline were: lower operating margins in our processed meat business due to higher raw material costs; higher energy and fuel costs during the first three quarters; one less week of operations than in the 53 week 2000 year; and high costs related to development of our new computer system. Also, the year 2000 had a non-recurring gain of $675,000 from the sale of land in San Diego.

OPERATIONS

        We recently completed the new freezer expansion project at our Superior Foods plant in Dallas, Texas. This adds 750 pallet spaces to our frozen warehouse capacity. We are installing a new specialty dough product line at our North Carolina bakery. Packaging capacity at our Chicago meat processing facility was increased and improved in 2001. An additional high-speed packaging line will be installed during 2002 to accommodate increased demand for Bridgford dry sausage products. The $4,000,000 computer hardware and software project approved last year is now on-line at our Anaheim headquarters.

        State of the art financial, cost accounting and route accounting systems should be installed during the first half of 2002. This will provide outstanding management information systems throughout the Company.

FINANCIAL MATTERS

        The Company purchased 167,041 shares of its outstanding common stock on the open market during the 2001 fiscal year at an average cost of $12.88 per share. Since the inception of the stock repurchase plan in 1999,the Company has acquired a total of 921,541 shares at an average cost of $10.63 per share. In

2001, the Board of Directors increased the number of shares authorized to be purchased under the plan from 1,000,000 to 1,500,000.

        The annual cash dividend rate of $ .28 per share remained the same during the year, but total cash dividends paid during 2001 were $108,000 less than the prior year due to fewer shares of common stock outstanding.

        Working capital at November 2, 2001 totaled $38,025,000, a 1.2% decrease for the year. The change in working capital primarily relates to the $4,590,000 invested in additions to property, and equipment during the year.

        The working capital ratio at year-end improved to 3.77 to 1 from 3.63 to 1 a year earlier. At November 2, 2001, the Company had $12,303,000 invested in interest-bearing securities. The Company remained debt-free for the fifteenth consecutive year.

        Shareholders' equity increased $1,139,000 (2.0%) during the year to $57,335,000 and shareholders' equity per share increased 3.7% to $5.49 per share during the same period.

SUMMARY

        Thank you to our officers, directors and fellow employees for their sincere and dedicated efforts in 2001. Also, thank you to our customers and suppliers for their contributions during the 2001 year. We anticipate improvements in sales volume and profits during 2002.




Respectfully submitted,

             Allan L. Bridgford                  Robert E. Schulze

                  Chairman                          President


                           BRIDGFORD FOODS CORPORATION
                                FINANCIAL SUMMARY
                        Fiscal Year Ended (in thousands)

                                        (52 weeks)   (53 weeks)
                                        November 2   November 3         %
                                           2001         2000         Change
                                         --------     --------       -------
      Net sales                          $156,361     $156,292           -
      Income before taxes                  10,072       14,140       (28.8%)
      Net income                            6,244        8,766       (28.8%)
      Basic earnings per share                .59          .80       (26.3%)
      Cash dividends per share                .28          .28           -
      Working capital                      38,025       38,469        (1.2%)
      Total assets                         82,338       82,681         (.4%)
      Shareholders' equity                 57,335       56,196         2.0%
      Return on average equity              11.00%       15.34%

        SELECTED FINANCIAL DATA (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                            November 2    November 3    October 29     October 30    October 31
                                               2001         2000*           1999          1998          1997
                                           ------------- ------------- -------------- ------------- -------------
Net Sales ..............................       $156,361      $156,292       $138,786      $134,816      $127,859
                                           ------------- ------------- -------------- ------------- -------------
Net Income .............................          6,244         8,766         10,025         8,720         6,605
                                           ------------- ------------- -------------- ------------- -------------
Basic Earnings Per Share ...............            .59           .80            .88           .77           .58
                                           ------------- ------------- -------------- ------------- -------------
Current Assets .........................         51,777        53,100         57,237        50,559        41,137
                                           ------------- ------------- -------------- ------------- -------------
Current Liabilities ....................         13,752        14,631         13,477        13,308        11,455
                                           ------------- ------------- -------------- ------------- -------------
Working Capital ........................         38,025        38,469         43,760        37,251        29,682
                                           ------------- ------------- -------------- ------------- -------------
Property, Plant and Equipment, Net .....         19,471        18,964         17,765        16,197        16,853
                                           ------------- ------------- -------------- ------------- -------------
Deferred Taxes on Income ...............          3,441         3,781          4,606         3,739         3,102
                                           ------------- ------------- -------------- ------------- -------------
Total Assets ...........................         82,338        82,681         85,469        75,793        65,664
                                           ------------- ------------- -------------- ------------- -------------
Shareholders' Equity ...................         57,335        56,196         58,135        50,842        44,606
                                           ------------- ------------- -------------- ------------- -------------
Cash Dividends Per Share ...............            .28           .28            .24           .22           .20
                                           ------------- ------------- -------------- ------------- -------------

* 53 weeks

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

RESULTS OF OPERATIONS
(IN THOUSANDS)

2001 COMPARED TO 2000

        Sales in fiscal year 2001 (52 weeks) remained essentially flat when compared to sales of the prior year (53 weeks). Average weekly sales increased approximately 2% in fiscal 2001 compared to the prior 53-week year. The sales increase is primarily a result of increased selling prices and changes in product mix.

        Cost of products sold remained essentially flat when compared to the prior year. The gross margin was approximately 38% in 2001, 39% in 2000 and 42% in 1999. Commodity costs over the course of the 2001 fiscal year were generally comparable to fiscal year 2000 and higher than the historical lows experienced during 1999.

        Selling, general and administrative expenses increased $2,867 (6.7%) when compared to the prior 53-week year. Weekly average costs increased 8.7% compared to a weekly average sales increase of only 2%. Higher costs related to advertising and product promotions, fuel and insurance were the primary contributors to these increases. Interest income also declined significantly which adversely impacted these costs.

        The Company's capital expansion projects remained at levels consistent with the prior year. The Company expects to continue the growth and modernization of facilities and equipment used in the business. The effective tax rate remained consistent with the prior year at 38%.

2000 COMPARED TO 1999

        Sales in fiscal year 2000 increased $17,506 (12.6%) when compared to sales of the prior year, primarily as a result of increased unit sales volume.

        Cost of products sold increased by $14,751 (18.3%) when compared to the prior year. The gross margin was approximately 39% in 2000, 42% in 1999, and 40% in 1998. Costs for pork commodity products increased in 2000 compared to the historical lows experienced during 1999. Flour costs continued to be favorable in 2000, 1999 and 1998.

        Selling, general and administrative expenses increased $4,303 (11.1%) when compared to the prior year. This increase was generally consistent with the overall increase in sales.

        The Company's capital expansion projects remained at levels consistent with the prior year. The Company expects to continue the growth and modernization of facilities and equipment used in the business. The effective tax rate remained consistent with the prior year at 38%.

1999 COMPARED TO 1998

        Sales in fiscal year 1999 increased $3,970 (2.9%) when compared to sales of the prior year, primarily as a result of increased sales volume.

        Cost of products sold decreased by $332 when compared to the prior year. The gross margin was approximately 42% in 1999 and 40% in 1998. Costs for pork commodity products remained at historically low levels and flour costs continued to be favorable in 1999 and 1998.

        Selling, general and administrative expenses increased $1,844 (5.0%) when compared to the prior year. This increase was generally consistent with the overall increase in sales. Selling expenses slightly outpaced sales growth due to an increased sales force and higher performance bonuses due to record profitability.

        The Company's capital expansion projects increased compared to recent years. The Company expects to continue the growth and modernization of facilities and equipment used in the business. The effective tax rate remained consistent with the prior year at 38%.

LIQUIDITY AND CAPITAL RESOURCES
(IN THOUSANDS)

        Favorable operating results over the past several years have continued to provide significant liquidity to the Company. Net cash provided by operating activities was $4,308 in the 2001 fiscal year and $8,348 in 2000. Accounts receivable balances increased $915 in 2001 due to slower collections. Inventories increased $974 in 2001 and $2,042 in 2000 due to higher unit quantities and values. Accounts payable and accrued expenses decreased $1,089 in 2001 due to lower capital project levels and lower accruals due to lower earnings. Accounts payable and accrued expenses increased $1,901 in 2000 due to higher purchasing activity to support strong fourth quarter sales.

        The Company's capital improvement expenditures remained consistent in 2001 compared to the prior year. Significant projects in process at November 2, 2001 included $1.2 million for an updated management information system, which will be fully activated in the first half of fiscal 2002. Cash and cash equivalents decreased $5,327 in 2001 and $6,720 (26.9%) in 2000). The decreases were primarily a result of capital expenditures in the amounts of $4,590 and $5,124; common stock repurchases of $2,151 and $7,643, and higher inventory and refundable income tax balances. The Company also funded its defined benefit pension plan in the amounts of $756 and $3,000 during fiscal years 2001 and 2000, respectively. Cash and cash equivalents increased $2,749 (12.3%) in 1999. The increase was lower than in prior years due to higher tax payments, increased capital expenditures and higher accounts receivable and inventory balances. The Company has remained free of interest-bearing debt for fifteen consecutive years. Working capital decreased $5,291 (12.1%) in 2000. The overall change in working capital in fiscal 2001 was insignificant. The decrease in working capital in 2000 primarily resulted from the common stock repurchase program and significant pension contribution during 2000. The Company maintains a line of credit with Bank of America that expires April 30, 2003. There were no borrowings under this line of credit during fiscal 2001.

CONSOLIDATED BALANCE SHEETS (IN THOUSANDS)
--------------------------------------------------------------------------------

ASSETS

                                                                           November 2      November 3
                                                                              2001            2000
                                                                           ----------      ----------
      Current assets:
           Cash and cash equivalents                                        $12,974          $18,301
           Accounts receivable, less allowance for doubtful
             accounts of  $779 and $694, respectively                        14,282           13,642
           Inventories                                                       19,165           18,191
           Prepaid expenses                                                     864              528
           Refundable income taxes                                            2,041
           Deferred income taxes                                              2,451            2,438
                                                                            -------          -------
                   Total current assets                                      51,777           53,100

      Property, plant and equipment, net of
            accumulated depreciation of $35,378
            and $31,599, respectively                                        19,471           18,964
      Other non-current assets                                                7,649            6,836
      Deferred income taxes                                                   3,441            3,781
                                                                            -------          -------
                                                                            $82,338          $82,681
                                                                            =======          =======

      LIABILITIES AND SHAREHOLDERS' EQUITY
      Current liabilities:
          Accounts payable                                                  $ 6,958          $ 7,723
          Accrued payroll and other expenses                                  6,464            6,788
          Income taxes payable                                                  330              120
                                                                            -------          -------
                   Total current liabilities                                 13,752           14,631
                                                                            -------          -------

      Non-current liabilities                                                11,251           11,854
                                                                            -------          -------

      Contingencies and commitments (Note 6)

      Shareholders' equity:

         Preferred stock, without par value
           Authorized - 1,000 shares
           Issued and outstanding -- none
          Common stock, $1.00 par value
           Authorized -- 20,000 shares
           Issued and outstanding -- 10,448 and 10,615,
           respectively                                                      10,505           10,672

          Capital in excess of par value                                     17,475           19,459
          Retained earnings                                                  29,355           26,065
                                                                            -------          -------
             Total shareholders' equity                                      57,335           56,196
                                                                            -------          -------
                                                                            $82,338          $82,681
                                                                            =======          =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

                                                                             Fiscal year ended
                                                           (52 weeks)            (53 weeks)           (52 weeks)
                                                           November 2            November 3           October 29
                                                           -----------          -----------          -----------
                                                              2001                 2000                 1999
                                                           -----------          -----------          -----------
Net sales                                                  $   156,361          $   156,292          $   138,786
                                                           -----------          -----------          -----------
Cost of products sold,
   excluding depreciation                                       96,305               95,296               80,544
Selling, general and
   administrative expenses                                      45,951               43,084               38,780
Depreciation                                                     4,033                3,772                3,292
                                                           -----------          -----------          -----------
                                                               146,289              142,152              122,616
                                                           -----------          -----------          -----------
Income before taxes                                             10,072               14,140               16,170
Provision for taxes on income                                    3,828                5,374                6,145
                                                           -----------          -----------          -----------
Net income                                                 $     6,244          $     8,766          $    10,025
                                                           -----------          ===========          ===========
Basic earnings per share                                   $       .59          $       .80          $       .88
                                                           ===========          ===========          ===========
Shares used to compute basic earnings per share             10,538,091           10,907,701           11,369,812
                                                           ===========          ===========          ===========
Diluted earnings per share                                 $       .59          $       .80          $       .88
                                                           ===========          ===========          ===========
Shares used to compute diluted earnings per share           10,595,105           10,926,630           11,374,714
                                                           ===========          ===========          ===========


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                     COMMON STOCK         CAPITAL                     TOTAL
                                                                         IN EXCESS     RETAINED    SHAREHOLDERS'
                                                 SHARES        AMOUNT   OF PAR VALUE   EARNINGS       EQUITY
                                                 -------       -------  ------------   ---------   -------------
Balance, October 30, 1998                        11,370        11,427       26,347      $13,068      $50,842
  Net income (52 weeks)                                                                  10,025       10,025
  Cash dividends paid ($.24 per share)                                                   (2,732)      (2,732)
                                                 ------        ------       ------       ------       ------
Balance, October 29, 1999                        11,370        11,427       26,347       20,361       58,135
  Net income (53 weeks)                                                                   8,766        8,766
  Cash dividends paid ($.28 per share)                                                   (3,062)      (3,062)
   Shares repurchased and retired                  (755)         (755)      (6,888)                   (7,643)
                                                 ------        ------       ------       ------       ------
 Balance, November 3, 2000                       10,615        10,672       19,459       26,065       56,196
  Net income (52 weeks)                                                                   6,244        6,244
  Cash dividends paid ($.28 per share)                                                   (2,954)      (2,954)
   Shares repurchased and retired                  (167)         (167)      (1,984)                   (2,151)
                                                 ------        ------       ------      -------      -------
 Balance, November 2, 2001                       10,448        10,505       17,475      $29,355      $57,335
                                                 ======        ======       ======      =======      =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                          Fiscal year ended
                                                          (52 weeks)           (53 weeks)            (52 weeks)
                                                          ----------           ----------            ----------
                                                          November 2           November 3            October 29
                                                          ----------           ----------            ----------
                                                             2001                 2000                  1999
                                                          ----------           ----------            ----------
Cash flows from operating activities:

Net income                                                   $6,244               $8,766               $10,025
Adjustments to reconcile net income to net
cash provided by operating activities:
   Depreciation                                               4,033                3,772                 3,292
   Provision for losses on accounts receivable                  275                  325                   222
   Gain on sale of assets                                       (10)                (609)                 (705)

Changes in operating assets and liabilities:

   Accounts receivable                                         (915)                (277)               (1,838)
   Inventories                                                 (974)              (2,042)               (2,083)
   Prepaid expenses                                            (336)                (259)                  (35)
   Deferred income taxes, net                                   327                  495                (1,061)
   Other non-current assets                                    (813)                (973)                 (566)
   Accounts payable and accrued expenses                     (1,089)               1,901                   892
   Income taxes, net                                         (1,831)                (747)                 (723)
   Non-current liabilities                                     (603)              (2,004)                2,215
                                                              -----              -------                 -----
      Net cash provided by operating activities               4,308                8,348                 9,635
                                                              -----                -----                 -----

Cash used in investing activities:

    Proceeds from sale of assets                                 60                  761                   748
    Additions to property, plant and equipment               (4,590)              (5,124)               (4,902)
                                                            -------              -------               -------
      Net cash used in investing activities                  (4,530)              (4,363)               (4,154)
                                                            -------              -------               -------

Cash used in financing activities:

      Shares repurchased                                     (2,151)              (7,643)
      Cash dividends paid                                    (2,954)              (3,062)               (2,732)
                                                            -------              -------               -------
        Cash used in financing activities                    (5,105)             (10,705)               (2,732)
                                                            -------             --------               -------

Net (decrease) increase in cash and cash
equivalents                                                  (5,327)              (6,720)                2,749

Cash and cash equivalents at beginning of year               18,301               25,021                22,272
                                                             ------               ------                ------

Cash and cash equivalents at end of year                    $12,974              $18,301               $25,021
                                                            -------              -------               -------

Cash paid for income taxes                                   $5,108               $5,878                $7,837
                                                             ======               ======                ======

See accompanying notes to consolidated financial statements.

NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (IN THOUSANDS):

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

Fiscal year

        The Company maintains its accounting records on a 52-53 week fiscal basis. Fiscal year 2000 included 53 weeks. Fiscal years 2001 and 1999 include 52 weeks each.

Revenues

        Revenues are recognized upon passage of title to the customer typically upon product shipment or delivery to customers.

Cash equivalents

        The Company considers all investments with original maturities of three months or less to be cash equivalents. Cash equivalents include treasury bills of $12,303 at November 2, 2001 and $18,179 at November 3, 2000.

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

Recent Accounting pronouncements

        During the first quarter of fiscal 2001, the Company adopted the Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by Statements 137 and
138. The Company believes that the adoption of these pronouncements did not have a material impact on the financial statements.

        In July 2001, the Financial Accounting Standards Board issued Statements on Financial Accounting Standards (SFAS) Nos. 141 (Business Combinations) and 142 (Goodwill and Other Intangible Assets). SFAS No. 141, among other things, eliminates the use of the pooling of interests method of accounting for business combinations. Under the provisions of SFAS No. 142, goodwill will no longer be amortized, but will be subject to a periodic test for impairment based upon fair values. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 will be effective for the Company beginning in fiscal 2003. The Company does not believe that the adoption of these pronouncements will have a material impact on the financial statements.

        On October 3, 2001, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supercedes SFAS No. 121, Accounting for the

Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of and amends Accounting Principles Board Opinion No. 30 (APB 30), Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business. SFAS No. 144 requires that long-lived assets to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Also, SFAS No. 144 eliminates APB 30's requirement that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction.

        SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. Management does not believe that the adoption of SFAS No. 144 will have a material impact on the Company's financial statements.

NOTE 2 - COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

                                  (in thousands)
                                  2001         2000
                               --------     --------
PROPERTY, PLANT AND EQUIPMENT:

Land                             $1,614       $1,614
Buildings and improvements       12,649       12,649
Machinery and equipment          31,718       28,546
Transportation equipment          8,868        7,754
                                  -----        -----
                                 54,849       50,563
Accumulated depreciation        (35,378)     (31,599)
                               --------     --------
                                $19,471      $18,964
                               ========     ========

Projects in process totaled $1,786 and $1,857 at November 2, 2001 and November 3, 2000, respectively.

INVENTORIES:

Meat, ingredients and
supplies                         $3,757       $3,909
Work in progress                  1,324        2,193
Finished goods                   14,084       12,089
                                -------      -------
                                $19,165      $18,191
                                =======      =======

ACCRUED PAYROLL AND OTHER EXPENSES:

Payroll, vacation and
payroll taxes                    $5,790       $6,005
Property taxes                      328          287
Other                               346          495
                                 ------       ------
                                 $6,464       $6,787
                                 ======       ======

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

        Net pension cost consisted of the following (in thousands):

                                   2001            2000            1999
                                  -------         -------         -------
Cost of benefits earned
during the year                   $   827         $   746         $   646
Interest cost on
projected
benefit obligation                  1,142           1,025             958
Actual return on plan
assets                              1,372          (1,059)           (990)
Deferral of
unrecognized
(loss) gain on plan assets         (2,609)             40             138
Amortization of
unrecognized gain                     (88)            (95)            (68)
Amortization of
transition
asset (15.2 years)                    (76)            (76)            (76)
Amortization of
unrecognized
prior service costs                    36              36              36
                                  -------         -------         -------
Net pension cost                  $   604         $   617         $   644
                                  =======         =======         =======

The 1987 transition asset is being amortized using the straight-line method over the average remaining service period of active plan participants at the date of adoption of the plan. At November 2, 2001, 2.93 years of amortization remained. The discount rate in determining the projected benefit obligation was 7% for fiscal year 2001 and 7.75% for fiscal years 2000 and 1999. The expected long-term rate of return used in determining the projected benefit obligation for fiscal years 2001, 2000 and 1999 was 8%. The assumed rate of future compensation increases for fiscal years 2001, 2000 and 1999 was 4%.

        Plan assets are primarily invested in marketable equity securities, corporate and government debt securities and real estate and are administered by an investment management company.

The funded status of the plan is as follows:

                                             (in thousands)
                                    2001           2000           1999
                                  --------       --------       --------
Plan assets at fair
market value                      $ 14,464       $ 15,323       $ 11,455
                                  --------       --------       --------
Actuarial present value
of benefit obligations:

Accumulated benefits
based on current salary
levels, including vested
benefits of $15,272, $13,184
and $12,162                         16,523         14,166         12,970

Additional benefits based
on estimated future salary
levels                               2,321            849            946
                                  --------       --------       --------
Projected benefit obligation        18,844         15,015         13,916
                                  --------       --------       --------
Projected benefit
obligation in excess of
plan assets                         (4,380)           308         (2,461)
Unrecognized prior
service costs                          162            197            233
Unrecognized gain on
plan assets                          1,972         (2,829)        (2,404)

Unrecognized net
transition asset                      (219)          (294)          (369)
                                  --------       --------       --------
Accrued pension cost              $ (2,465)      $ (2,618)      $ (5,001)
                                  ========       ========       ========


        In fiscal year 1991, the Company adopted a non-qualified supplemental retirement plan for certain key employees. Benefits provided under the plan are equal to 60% of the employee's final average earnings, less amounts provided by the Company's defined benefit pension plan and amounts available through Social Security. Total annual benefits are limited to $120 for each participant in the plan. Effective January 1, 1991 the Company adopted a deferred compensation savings plan for certain key employees. Under this arrangement, selected employees contribute a portion of their annual compensation to the plan. The Company contributes an amount to each participant's account by computing an investment return equal to Moody's Average Seasoned Bond Rate plus 2%. Employees receive vested amounts upon death, termination or retirement. Total benefit expense recorded under these plans for fiscal years 2001, 2000 and 1999 was $393, $351 and $320 respectively. Benefits payable related to these plans and included in other non-current liabilities in the accompanying financial statements were $5,018 and $4,860 at November 2, 2001 and November 3, 2000, respectively. In connection with this arrangement the Company is the beneficiary of life insurance policies on the lives of certain key employees. The aggregate cash surrender value of these policies, included in non-current assets, was $7,649 and $6,836 at November 2, 2001 and November 3, 2000, respectively.

        The Company provides a deferred compensation plan for certain key executives, which is based upon the Company's pretax income and return on shareholders' equity. The payment of these amounts is generally deferred over a five-year period. The total amount payable related to this arrangement was $5,168 and $5,813 at November 2, 2001 and November 3, 2000, respectively. Future payments are approximately $1,730, $1,445, $1,012, $752 and $229 for fiscal years 2002 through 2006, respectively.

        Postretirement health care benefits in the approximate amount of $330 and $340 are included in non-current liabilities at November 2, 2001 and November 3, 2000, respectively.

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

        As of October 29, 1999, 275,000 options were outstanding at an exercise price of $10.00 per share. No shares were exercisable at October 31, 1999. During fiscal year 2000, 25,000 options with a weighted average exercise price of $10.00 were cancelled. As November 2, 2001, 250,000 options were outstanding at an exercise price of $10.00 per share.

The following balances are reflected as of November 2, 2001:

                Options Outstanding                     Options Exercisable
  Exercise       Shares     Weighted     Weighted      Shares     Weighted
    price                   average       average                  average
                            remaining    exercise                 exercise
                          life (years)     price                    price

     $10         250,000       7.5          $10       157,192        $10

The Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("FAS 123"). As permitted by FAS 123, the Company measures compensation cost in accordance with APB 25. Therefore, the adoption of FAS 123 had no impact on the Company's financial condition or results of operations. Had compensation cost for the Company's Stock Option Plan been determined based on the fair value of the options consistent with FAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

                                2001     2000      1999
                                ----     ----      ----
Net Income     As reported     $6,244   $8,766   $10,025
               Pro forma       $6,007   $8,506    $9,845

Basic Earning

Per Share      As reported       $.59     $.80      $.88
               Pro forma         $.57     $.78      $.87

The fair value of compensatory stock options was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

                                  October 29, 1999
Risk-free interest rate               5.34%
Expected years until exercise       6.0 years
Expected stock volatility             40.0%
Expected dividends                    2.20%

NOTE 4 - INCOME TAXES:

        The provision for taxes on income includes the following:

                            (in thousands)
                       2001       2000        1999
                     -------    -------     -------
Current:
  Federal            $ 2,830    $ 4,060     $ 6,034
  State                  671        819       1,172
                     -------    -------     -------
                       3,501      4,879       7,206
                     -------    -------     -------

Deferred:
  Federal                292        444        (867)
  State                   35         51        (194)
                     -------    -------     -------
                         327        495      (1,061)
                     -------    -------     -------
                     $ 3,828    $ 5,374     $ 6,145
                     =======    =======     =======

        The total tax provision differs from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

                                     (in thousands)
                                2001      2000      1999
                               ------    ------    ------
Provision for federal
 income taxes at
  the applicable
  statutory rate               $3,424    $4,808    $5,498
Increase in
  provision resulting
  from:
    state income taxes,
      net of federal income
      tax benefit                 376       521       596
Other, net                         28        45        51
                               ------    ------    ------
                               $3,828    $5,374    $6,145
                               ======    ======    ======


Deferred income taxes result from differences in the bases of assets and liabilities for tax and accounting purposes.

                                    (in thousands)
                                   2001         2000
                                 -------      -------
Receivables allowance               $319         $284
Inventory capitalization             406          387
Deferred compensation                614          590
Franchise tax                        148          148
Employee benefits                    862          903
Other                                102          126
                                 -------      -------
  Current tax assets, net          2,451        2,438
                                 -------      -------
Deferred compensation              1,408        1,649
Pension and health care
benefits                           3,198        3,192
Depreciation                      (1,165)      (1,060)
                                 -------      -------
  Non-current tax assets, net     $3,441       $3,781
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

        The Company leases certain transportation equipment under an operating lease expiring in 2006. The terms of the lease provide for annual renewal options and contingent rental payments based upon mileage and adjustments of rental payments based on the Consumer Price Index. Minimum rental payments were $340 in fiscal year 2001 and were $320 in fiscal years 2000 and 1999. Contingent payments were $110 in fiscal years 2001 and 2000 and $102 in fiscal year 1999. Future minimum lease payments are approximately $340 in the years 2002 through 2004 and $270 in 2005 and $20 in 2006.

REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------
PRICEWATERHOUSECOOPERS LLP
To the Board of Directors and Shareholders of Bridgford Foods Corporation

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Bridgford Foods Corporation and its subsidiaries at November 2, 2001 and November 3, 2000, and the results of their operations and their cash flows for each of the three years in the period ended November 2, 2001, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Orange County, California
December 21, 2001

DIRECTORS                               OFFICERS                                          GENERAL OFFICES
Allan L. Bridgford                      Allan L. Bridgford                     BRIDGFORD FOODS CORPORATION
Chairman                                Chairman, Board of                          1308 North Patt Street
                                        Directors                                            P.O. Box 3773
Hugh Wm. Bridgford                                                               Anaheim, California 92803
                                        Robert E. Schulze                             Phone (714) 526-5533
Paul A. Gilbert                         President                                        www.bridgford.com
Senior Vice President,
Investment Advisement Firm              Hugh Wm. Bridgford                      MAJOR OPERATING FACILITIES
                                        Chairman, Executive                              Chicago, Illinois
Richard A. Foster                       Committee                                            Dallas, Texas
Retired / formerly                      and Vice President                     Statesville, North Carolina
President, Interstate
Electronics Corporation                 William L. Bridgford
                                        Secretary
Steven H. Price
Property Management                     Raymond F. Lancy                      TRANSFER AGENT AND REGISTRAR
                                        Vice President, Treasurer                          MELLON INVESTOR
Robert E. Schulze                       and Assistant Secretary                              SERVICES, LLC
                                                                                        85 Challenger Road
Norman V. Wagner II                     Daniel R. Yost                           Ridgefield Park, NJ 07760
Retired (formerly President,            Vice President                                Phone (800) 356-2017
Signal Landmark Properties,                                                         www.melloninvestor.com
Inc.)                                   John V. Simmons
                                        Vice President

Paul R. Zippwald                                                                   INDEPENDENT ACCOUNTANTS
Retired (formerly Regional                                                      PRICEWATERHOUSECOOPERS LLP
Vice President, Bank of                                                          Orange County, California
America)