Form 10-K, Exhibit 13
period 2002-11-01
BRIDGFORD FOODS CORP
filed 2003-01-28
CIK 14177

                                                                    Exhibit 13.1


DESCRIPTION OF BUSINESS

      Bridgford Foods Corporation and its subsidiaries manufacture and/or distribute refrigerated, frozen and snack food products. The Company markets its products throughout the United States and Canada. The Company sells its products through wholesale outlets, restaurants and institutions. The products are sold by the Company's own sales force, brokers, cooperatives, wholesalers and independent distributors. Products are currently sold through approximately 38,000 retail food stores in forty-eight states within the continental United States, Hawaii and Canada that are serviced by Company-owned service routes. Company products are also sold throughout the country to approximately another 21,000 retail outlets and 22,000 restaurants and institutions.

      The following summary represents the approximate percentage of net sales by class of product for each of the last five fiscal years:

                                   2002      2001      2000      1999      1998
Products manufactured
   or processed by the Company       69        69        68        69        76
Products manufactured
   or processed by others            31        31        32        31        24
Total                               100       100       100       100       100

COMMON STOCK AND DIVIDEND DATA

      The common stock of the Company is traded in the national over-the-counter market and is authorized for quotation on The Nasdaq National Market under the symbol "BRID". The following table reflects the high and low closing prices and cash dividends paid as quoted by Nasdaq for each of the last eight fiscal quarters.

Fiscal                                                       Cash
Quarter Ended                     $High       $Low      Dividends Paid
February 2, 2001                  13.00       11.88          $.07
May 4, 2001                       13.00       12.80          $.07
August 3, 2001                    13.85       12.23          $.07
November 2, 2001                  14.25       12.45          $.07
February 1, 2002                  13.88       10.72          $.07
May 3, 2002                       13.00       10.45          $.07
August 2, 2002                    15.25       10.40          $.07
November 1, 2002                  12.35        8.58          $.05

ANNUAL MEETING OF SHAREHOLDERS

      The 2003 annual meeting of shareholders will be held at the Four Points Sheraton, 1500 South Raymond Avenue, Fullerton, CA. at 10:00 a.m. on Wednesday, March 12, 2003.

TO OUR SHAREHOLDERS:

      2002 was a difficult year for Bridgford Foods. The bankruptcy of a major customer, higher pension costs, higher bakery commodity costs and extreme price competition, as well as a soft economy, all contributed to lower sales and earnings. Also, the implementation of our new computer system resulted in approximately $685,000 in non-recurring expenses during fiscal year 2002.

Sales and Earnings

      Net sales, after reductions for marketing promotions, were $139,202,000 in 2002, an 8.7% decline from same period sales of $152,464,000 in 2001.

      We were gratified by excellent sales of our new Teriyaki and Original Steak Bites, shown on the back cover of this report. Our Chicago division is also launching a new sliced Italian Salami product as a companion to our popular sliced pepperoni. This product enjoys good sales in the markets where it has been introduced.

      In our frozen food division, Bakery Style Heat & Serve Rolls have been well received by the restaurant and institutional trade. This delicious product is available in white, honey wheat, bavarian and herb & garlic flavors.

      Net income in 2002 was $1,138,000, an 81.8% decline from 2001. Earnings were negatively impacted by lower sales volume, reduced margins and higher bakery ingredient costs. Increased costs for property and liability insurance, employee health care, workers' compensation claims and pension obligations also contributed to our lower earnings.

Operations

      The 2002 year saw the completion of a new specialty dough product processing line at our North Carolina plant. This will improve service to our East Coast customers. We are presently completing installation of a highly efficient and automated frozen roll dough line at the Dallas Frozen-Rite plant. This will greatly increase our roll manufacturing capacity.

      To date, more than $5,000,000 has been invested in our new management information system hardware and software. We continue to refine this system and add important capabilities to it.

Financial Matters

      Working capital at November 1, 2002 totaled $34,613,000, $3,412,000 (9.0%)
less than at the beginning of the year. The decrease relates primarily to investments in property, plant and equipment ($3,767,000) and cash dividend payments ($2,717,000). The working capital ratio at November 1, 2002 was 3.93 to 1 compared to 4.09 to 1 a year earlier. The Company remained free of interest bearing debt for the sixteenth consecutive year. The Company had $9,287,000 invested in interest bearing securities at November 1, 2002 compared to $12,303,000 invested at November 2, 2001.

      Shareholders' equity totaled $54,390,000 at November 1, 2002. This represents a decrease of $2,945,000 (5.1%) compared to the prior fiscal year end. The decrease in shareholders' equity relates to the $2,717,000 paid during the year for cash dividends and the net accumulated comprehensive charge of $1,366,000 for pension plan obligations (see Liquidity and Capital Resources in the Management's Discussion section). The Company did not repurchase any of its common stock during the year. Approximately 578,000 shares of stock remain available for purchase as part of the 1.5 million shares previously authorized by the Board of Directors. Shareholders' equity per share was $5.21 at November 1, 2002, down 5.1% from the end of the prior fiscal year.

Summary

      2002 was a trying year with many unanticipated charges. The first quarter of 2003 will also be a difficult period when compared to the first quarter of 2002. Sales comparisons will be difficult when the higher first quarter 2002 sales to our bankrupt customer are considered. We appreciate the support of our shareholders, directors, employees, customers and suppliers as we plan a more successful 2003.

Respectfully submitted,


      Allan L. Bridgford      Robert E. Schulze
      Chairman                President

January 17, 2003


Fiscal Year Ended (in thousands)

                                      November 1        November 2          %
                                        2002              2001           Change
Net sales                              $139,202         $152,464         (8.70%)
Income before taxes                       2,271           10,072         (77.45%)
Net income                                1,138            6,244         (81.77%)
Basic earnings per share                    .11              .59         (81.36%)
Cash dividends per share                    .26              .28         (7.14%)
Working capital                          34,613           38,025         (8.97%)
Total assets                             77,182           81,238         (4.99%)
Shareholders' equity                     54,390           57,335         (5.14%)
Return on average equity                   2.09%           11.00%           --


(in thousands, except per share amounts)

                                       November 1     November 2     November 3       October 29      October 30
                                          2002          2001(A)       2000(A)(B)        1999(A)         1998(A)
Net Sales                              $139,202        $152,464        $152,764        $135,490        $131,615
Net Income                                1,138           6,244           8,766          10,025           8,720
Basic Earnings Per Share                    .11             .59             .80             .88             .77
Current Assets                           46,413          50,677          53,100          57,237          50,559
Current Liabilities                      11,800          12,652          14,631          13,477          13,308
Working Capital                          34,613          38,025          38,469          43,760          37,251
Property, Plant and Equip., Net          19,030          19,471          18,964          17,765          16,197
Current Deferred Taxes                    2,999           3,441           3,781           4,606           3,739
Total Assets                             77,182          81,238          82,681          85,469          75,793
Shareholders' Equity                     54,390          57,335          56,196          58,135          50,842
Cash Dividends Per Share                    .26             .28             .28             .24             .22

(A) Reclassified to give effect to EITF 01-09.
(B) 53 weeks

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

RESULTS OF OPERATIONS (in thousands)

      The Company implemented EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer" in fiscal year 2002. As a result, certain items previously recorded in Selling, general and administrative expenses have been reclassified against Net Sales and in Cost of products sold in the accompanying statements. All prior periods have been retroactively reclassified to give effect to this requirement. Amounts related to accrued promotions were also reclassified as an offset to accounts receivable from accounts payable and accrued liabilities to conform to the current presentation.

2002 compared to 2001

      Sales in fiscal 2002 declined $13,262 (8.7%) when compared to the prior year. All segments of the Company's business were adversely affected by the recession. Sales in the Company's frozen food division declined 7.3%, as a result of continued weak demand and aggressive competition. Sales in the Company's direct store delivery non-refrigerated meat snack division declined 10.8%, primarily as a result of the weak economy and the bankruptcy of a significant customer. Sales in the Company's direct store delivery Deli division also declined 5.9% due to similar factors already noted above.

      The gross margin remained relatively consistent with the prior year at 36.5%. Higher unit costs resulting from lower production volumes were offset by more favorable pork commodity prices. Flour prices increased during the year offsetting lower pork commodity prices.

      Selling, general and administrative expenses increased $2,637 (6.3%). The provision for losses on accounts receivable was increased by $3,750 due to the bankruptcy of a significant customer and collectibility issues related to other significant accounts. In addition, the Company expensed approximately $658 in non-recurring costs associated with the implementation of the Company's new information systems during the fiscal year. After considering these factors, selling, general and administrative expenses decreased 4.3% due to lower sales offset by other factors adversely affecting this category including rising costs for employee healthcare, worker's compensation, property and liability insurance, transportation costs and pension expense. The Company expects to continue the growth and modernization of facilities and equipment used in the business.

      Income before taxes declined 77.5% as a result of the loss of gross margin in the amount of $4,834 and the significant factors noted above. The effective tax rate increased to 49.9%, primarily as the result of the revaluation of deferred tax assets due to a lower expected state tax rate.

2001 compared to 2000

      Sales in fiscal year 2001 (52 weeks) remained essentially flat when compared to sales of the prior year (53 weeks). Average weekly sales increased approximately 2% in fiscal 2001 compared to the prior 53-week year. The sales increase is primarily a result of increased selling prices and changes in product mix.

      Cost of products sold remained essentially flat when compared to the prior year. The gross margin was approximately 37% in 2001 and 2000. Commodity costs over the course of the 2001 fiscal year were generally comparable to fiscal year 2000.

      Selling, general and administrative expenses increased $2,335 (5.9%) when compared to the prior 53-week year. Higher costs related to advertising and product promotions, fuel and insurance were the primary contributors to these increases. Interest income also declined significantly which adversely impacted these costs.

      The Company's capital expansion projects remained at levels consistent with the prior year. The effective tax rate remained consistent with the prior year at 38%.

2000 compared to 1999

      Sales in fiscal year 2000 increased $17,274 (12.8%) when compared to sales of the prior year, primarily as a result of increased unit sales volume.

      Cost of products sold increased by $14,726 (18.2%) when compared to the prior year. The gross margin was approximately 37% in 2000. Costs for pork commodity products increased in 2000 compared to the historical lows experienced during 1999. Flour costs continued to be favorable in 2000.

      Selling, general and administrative expenses increased $4,098 (11.6%) when compared to the prior year. This increase was generally consistent with the overall increase in sales.

      The Company's capital expansion projects remained at levels consistent with the prior year. The effective tax rate remained consistent with the prior year at 38%.

LIQUIDITY AND CAPITAL RESOURCES (in thousands)

      Net cash provided by operating activities was $3,812 and $4,308 in fiscal years 2002 and 2001, respectively. Gross accounts receivable balances increased $3,134 in 2002 and $915 in 2001. The primary reason for the increase in 2002 was the bankruptcy of a significant customer not yet written off ($2.7 million) and slower collections. Inventories decreased $1,603 in fiscal year 2002 due to lower business levels and lower valuations due to favorable commodity cost trends. Inventories increased $974 in 2001 due to higher unit quantities and values. Accounts payable decreased $1,766 in 2002 consistent with lower inventories and lower levels of capital project and business activity. The current portion of non-current liabilities increased $1,466 in 2002. Adverse pension investment results will require the Company to significantly increase its contributions to the pension plan. Included in the current portion of non-current liabilities is $941 related to the anticipated contribution required in fiscal 2003. Non-current liabilities decreased $2,844 due to pension contributions of $1,812 (including the $941 reclassified as current), current required contributions to the supplemental executive retirement plan of $686 and a $346 reduction in non-current incentive compensation payable. Off-setting these decreases was the booking of a minimum pension liability in the amount of $2,585 as a result of adverse investment results and a lower discount rate being applied to the accumulated benefit obligation. The net tax effected amount of this liability is included in shareholders' equity as "Accumulated Comprehensive Income (loss)".

      The Company's capital improvement expenditures decreased in 2002 compared to the prior year. Significant projects in process ($985) at November 1, 2002 included a new spiral freezer for our Dallas processing facility ($507) and equipment to fully automate packaging processes in its Chicago facility($110). Cash and cash equivalents decreased $2,669 in 2002 and $5,327 in 2001. The decreases were primarily a result of capital expenditures in the amounts of $3,767 and $4,590 in 2002 and 2001, respectively; common stock repurchases of $2,151 in 2001, and higher inventory and refundable income tax balances in 2001. Working capital decreased $3,412 in 2002 and $444 in 2001. Working capital decreased primarily as a result of non-current obligations becoming current primarily the Company's defined benefit pension plan and supplemental executive retirement plans which historically were classified as non-current liabilities. Also contributing to this decrease was cash used in operations of $2,669. The overall change in working capital in fiscal 2001 was insignificant. The Company has remained free of interest-bearing debt for sixteen consecutive years. The Company maintains a line of credit with Bank of America that expires April 30, 2004. Under the terms of this line of credit, the Company may borrow up to $2,000 at an interest rate equal to the bank's reference rate, unless the Company elects an optional interest rate. The borrowing agreement contains various covenants, the more significant of which require the Company to maintain certain levels of shareholders' equity and working capital. The Company was in compliance with all provisions of the agreement during the 2002 fiscal year and there were no borrowings under this line of credit during such period. Management is of the opinion that the Company's strong financial position and its capital resources are sufficient to provide for its operating needs and capital expenditures for fiscal 2003.

Critical Accounting Policies

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the respective reporting periods. Actual results could differ from those estimates. Amounts estimated related to liabilities for self-insured Workers' Compensation and Employee Healthcare are especially subject to inherent uncertainties and these estimated liabilities may ultimately settle at amounts not originally estimated. Management believes its current estimates are reasonable and based on the best information available at the time.

      The Company's credit risk is diversified across a broad range of customers and geographic regions. Losses due to credit risk have historically been immaterial although losses in fiscal year 2002 were significant. The provision for losses on accounts receivable is based on historical trends and current collectibility risk. The Company has significant amounts receivable with a few large, well known customers which, although historically secure, could be subject to material risk should these customers' operations suddenly deteriorate. The Company monitors these customers closely to minimize the risk of loss. One customer comprised 12.5% of revenues in fiscal year 2002.

      Revenues are recognized upon passage of title to the customer typically upon product shipment or delivery to customers. Products are delivered to customers through its own fleet or through a company owned Direct Store Delivery System.

Consolidated Balance Sheets (in thousands)

ASSETS

                                                           November 1     November 2
                                                             2002            2001
Current assets:
   Cash and cash equivalents                               $ 10,305         $12,974
   Accounts receivable, less allowance for doubtful
   accounts of $3,419 and $779 and promotional allowances
   of $1,186 and $1,100                                      12,566          13,182
   Inventories                                               17,562          19,165
   Prepaid expenses                                             244             864
   Refundable income taxes                                    1,737           2,041
   Deferred income taxes                                      3,999           2,451
   Total current assets                                      46,413          50,677

Property, plant and equipment, net of
   accumulated depreciation of $ 39,373
   and $35,378, respectively                                 19,030          19,471
   Other non-current assets                                   8,740           7,649
   Deferred income taxes                                      2,999           3,441
                                                           $ 77,182         $81,238

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                        $  3,956         $ 5,722
   Accrued payroll, commissions and other expenses            4,648           5,200
Current portion of non-current liabilities                    3,196           1,730
   Total current liabilities                                 11,800          12,652

Non-current liabilities                                      10,992          11,251

Contingencies and commitments (Note 6)
Shareholders' equity:
   Preferred stock, without par value
   Authorized - 1,000 shares Issued and
   outstanding - none Common stock, $1.00
   par value Authorized - 20,000 shares
   Issued and outstanding - 10,448                           10,505          10,505
   Capital in excess of par value                            17,475          17,475
   Retained earnings                                         27,776          29,355
   Accumulated comprehensive income (loss)                   (1,366)             --
   Total shareholders' equity                                54,390          57,335
                                                           $ 77,182         $81,238


See accompanying notes to consolidated financial statements.

Consolidated Statements of Income (in thousands, except per share amounts)


                                                      Fiscal year ended
                                        November 1        November 2         November 3
                                           2002              2001               2000
Net sales                             $   139,202        $   152,464        $   152,764
Cost of products sold,
   excluding depreciation                  88,460             96,733             95,561
Selling, general and
   administrative expenses                 44,263             41,626             39,291
Depreciation                                4,208              4,033              3,772
                                          136,931            142,392            138,624
Income before taxes                         2,271             10,072             14,140
Provision for taxes on income               1,133              3,828              5,374
Net income                            $     1,138        $     6,244        $     8,766
Basic earnings per share              $       .11        $       .59        $       .80
Shares used to compute basic
   earnings per share                  10,448,271         10,538,091         10,907,701
Diluted earnings per share            $       .11        $       .59        $       .80
Shares used to compute diluted
   earnings per share                  10,488,683         10,595,105         10,926,630


Consolidated Statements of Shareholders' Equity (in thousands)

                                                                                          Capital   Accumulated         Total
                                                Common stock              of par         earnings   Income (loss)       equity
                                             Shares         Amount       in excess       Retained   Comprehensive    shareholders'
Balance October 29,1999                      11,370        $11,427        $26,347        $20,361                      $58,135
Net income                                                                                 8,766                        8,766
Cash dividends paid ($.28 per share)                                                      (3,062)                      (3,062)
Shares repurchased and retired                 (755)          (755)        (6,888)                                     (7,643)
Balance, November 3, 2000                    10,615         10,672         19,459         26,065                       56,196
Net income                                                                                 6,244                        6,244
Cash dividends paid ($.28 per share)                                                      (2,954)                      (2,954)
Shares repurchased and retired                 (167)          (167)        (1,984)                                     (2,151)
Balance, November 2, 2001                    10,448         10,505         17,475         29,355                       57,335
Net income                                                                                 1,138                        1,138
Cash dividends paid ($.26 per share)                                                      (2,717)                      (2,717)
Accumulated comprehensive
   net income (loss)                                                                      (1,366)                      (1,366)
Balance, November 1, 2002                    10,448        $10,505        $17,475        $27,776        ($1,366)      $54,390

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (in thousands)


                                                                           Fiscal year ended
                                                            November 1       November 2       November 3
                                                               2002             2001             2000
Cash flows from operating activities:

Net income                                                  $  1,138         $  6,244         $  8,766
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation                                                4,208            4,033            3,772
   Provision for losses on accounts receivable                 3,750              275              325

Gain on sale of assets                                            (3)             (10)            (609)

Changes in operating assets and liabilities:

   Accounts receivable                                        (3,134)            (915)            (277)
   Inventories                                                 1,603             (974)          (2,042)
   Prepaid expenses                                              620             (336)            (259)
   Income taxes, net                                             304           (1,831)            (747)
   Deferred income taxes, net                                 (1,548)             327              495
   Other non-current assets                                      570             (813)            (973)
   Accounts payable                                           (1,766)            (648)           1,876
   Accrued payroll, advertising and other                       (552)            (395)             (51)
   Current portion of non-current liabilities                  1,466              (46)              76
   Non-current liabilities                                    (2,844)            (603)          (2,004)
   Net cash provided by operating activities                   3,812            4,308            8,348

Cash used in investing activities:

   Proceeds from sale of assets                                    3               60              761
   Additions to property, plant and equipment                 (3,767)          (4,590)          (5,124)
   Net cash used in investing activities                      (3,764)          (4,530)          (4,363)

Cash used in financing activities:

   Shares repurchased                                         (2,151)          (7,643)
   Cash dividends paid                                        (2,717)          (2,954)          (3,062)
   Cash used in financing activities                          (2,717)          (5,105)         (10,705)

Net decrease in cash and cash equivalents                     (2,669)          (5,327)          (6,720)

Cash and cash equivalents at beginning of year                12,974           18,301           25,021

Cash and cash equivalents at end of year                    $ 10,305         $ 12,974         $ 18,301

Cash paid for income taxes                                  $  1,789         $  5,108         $  5,878


See accompanying notes to consolidated financial statements.

notes to consolidated financial statements

NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (in thousands):

      The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany transactions have been eliminated. Use of estimates and assumptions

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the respective reporting periods. Actual results could differ from those estimates. Amounts estimated related to liabilities for self-insured Workers' Compensation and Employee Healthcare are especially subject to inherent uncertainties and these estimated liabilities may ultimately settle at amounts not originally estimated. Management believes its current estimates are reasonable and based on the best information available at the time.

Concentrations of credit risk

      The Company's credit risk is diversified across a broad range of customers and geographic regions. Losses due to credit risk have historically been immaterial although losses in fiscal year 2002 were significant. The carrying amount of cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities approximate fair market value due to the short maturity of these instruments. The provision for losses on accounts receivable is based on historical trends and current collectibility risk. The Company has significant amounts receivable with a few large, well known customers which, although historically secure, could be subject to material risk should these customers' operations suddenly deteriorate. The Company monitors these customers closely to minimize the risk of loss. One customer comprised 12.5% of revenues in fiscal year 2002.

Business segments

      The Company and its subsidiaries operate in one business segment - the processing and/or distributing of refrigerated, frozen and snack food products.

Fiscal year

      The Company maintains its accounting records on a 52-53 week fiscal basis. Fiscal year 2000 included 53 weeks. Fiscal years 2001 and 2002 include 52 weeks each.

Revenues

      Revenues are recognized upon passage of title to the customer typically upon product shipment or delivery to customers. Products are delivered to customers through its own fleet or through a company owned Direct Store Delivery System. These costs, $6,755 for 2002 and $6,025 for 2001, are included in Selling, general and administrative expenses in the accompanying statements.


Cash equivalents

      The Company considers all investments with original maturities of three months or less to be cash equivalents. Cash equivalents include treasury bills of $9,287 at November 1, 2002 and $12,303 at November 2, 2001.

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

Accumulated comprehensive income (loss)

       During fiscal year 2002 the Company recognized a minimum pension liability in accordance with the provisions of SFAS No. 87 "Employers' Accounting for Pensions" and SFAS No. 130 "Reporting Comprehensive Income". The impact of this transaction has been recorded as a component of shareholders' equity, net of tax. No effect has been given to this transaction in the statement of cash flows.

Reclassifications

      The Company implemented EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer" in fiscal year 2002. As a result, certain items previously recorded in Selling, general and administrative expenses have been reclassified against Net Sales and in Cost of products sold in the accompanying Statements. All prior periods have been retroactively reclassified to give effect to this requirement.

      Amounts related to accrued promotions were also reclassified as an offset to accounts receivable from accounts payable and accrued liabilities to conform to the current presentation.

Recent accounting pronouncements

      On April 30, 2002, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. In rescinding FASB SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and FASB SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. The Company does not believe that the adoption of SFAS No. 145 will have a material impact on the Company's financial statements.

      On June 28, 2002, the Board voted to issue FASB SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses significant issues relating to the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities, and nullifies the guidance in Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 does not apply to (1) costs associated with the restructuring of an entity newly acquired in a business combination, which will continue to be accounted for under EITF Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, (2) termination benefits that are provided to employees under the terms of an ongoing benefit arrangement (or enhancements to an ongoing benefit arrangement) or an individual deferred compensation contract covered by other accounting pronouncements, (3) costs to terminate a capital lease which continue to be accounted for in accordance with FASB Statement No. 13, Accounting for Leases, or (4) a disposal activity covered by SFAS No. 144.

      SFAS No. 146 requires that the initial liability for costs associated with exit and disposal activities be measured at fair value. Additionally, the liability must be evaluated each reporting period and subsequent changes in the fair value of the liability be measured using an interest allocation approach. SFAS No. 146 prohibits the recognition of a liability based solely on an entity's commitment to a plan, which, in turn, nullifies Issue 94-3. Requires that all other costs associated with an exit or disposal activity be expensed as incurred, even if those costs are incremental to other operating costs and will be incurred as a direct result of the plan.

      The provisions of FAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. Earlier application is encouraged. Management does not believe that the adoption of SFAS No. 146 will have a material impact on the Company's financial statements.

NOTE 2 - COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS:

                                 (in thousands)

                                                          2002             2001
Inventories:
Meat, ingredients and supplies                          $  4,187         $  3,757
Work in process                                            1,940            1,324
Finished goods                                            11,435           14,084
                                                        $ 17,562         $ 19,165

Property, plant and equipment:
Land                                                    $  1,807         $  1,614
Buildings and improvements                                13,059           12,649
Machinery and equipment                                   34,350           31,718
Transportation equipment                                   9,187            8,868
                                                          58,403           54,849
Accumulated depreciation                                 (39,373)         (35,378)
                                                        $ 19,030         $ 19,471

Projects in process totaled $985 and $1,786 at Nov. 1, 2002 and Nov. 2, 2001, respectively

Other non-current assets:
Cash surrender value benefits                           $  8,541         $  7,649
Intangible asset                                             199               --
                                                        $  8,740         $  7,649
Accrued payroll, advertising and other expenses:
Payroll, vacation, payroll taxes
 and employee benefits                                  $  3,073         $  3,553
Accrued advertising and broker commissions                   707              669
Income taxes payable                                                          330
Property taxes                                               381              328
Others                                                       487              320
                                                        $  4,648         $  5,200
Non-current liabilities:
Incentive compensation                                  $  2,038         $  3,438
Accrued pension                                            1,835            2,465
Accrued supplemental retirement                            4,214            5,018
Accrued employee benefits                                    320              330
Additional minimum pension liability                       2,585               --
                                                        $ 10,992         $ 11,251

NOTE 3 - RETIREMENT AND OTHER BENEFIT PLANS:

      The Company has noncontributory-trusteed defined benefit retirement plans for sales, administrative, supervisory and certain other employees. The benefits under these plans are primarily based on years of service and compensation levels. The Company's funding policy is to contribute annually the maximum amount deductible for federal income tax purposes.

Net pension cost consisted of the following (in thousands):

                                       2002            2001            2000
Cost of benefits earned
   during the year                   $ 1,055         $   827         $   746
Interest cost on projected
   benefit obligation                  1,312           1,142           1,025
Actual return on plan assets           1,127           1,372          (1,059)
Deferral of unrecognized
   (loss) gain on plan assets         (2,286)         (2,609)             40
Amortization of unrecognized
   (gain) loss                             8             (88)            (95)
Amortization of transition
   asset (15.2 years)                    (76)            (76)            (76)
Amortization of unrecognized
   prior service costs                    41              36              36
Net pension cost                     $ 1,181         $   604         $   617

      The 1987 transition asset is being amortized using the straight-line method over the average remaining service period of active plan participants at the date of adoption of the plan. At November 1, 2002, 1.93 years of amortization remained. The discount rate in determining the projected benefit obligation was 6.75% for fiscal year 2002 and 7% for fiscal year 2001 and 7.75% for fiscal year 2000. The expected long-term rate of return used in determining the projected benefit obligation for fiscal years 2002, 2001 and 2000 was 8%. The assumed rate of future compensation increases for fiscal year 2002 was 3.75% and 4.00% for fiscal years 2001 and 2000.

      Plan assets are primarily invested in marketable equity securities, corporate and government debt securities and real estate and are administered by an investment management company. Adverse investment results were experienced during fiscal year 2002. In addition, the discount rate used to value the projected benefit obligation was lowered to 6.75% compared to 7% in the prior fiscal year. These factors resulted in an additional minimum liability that has been recorded as a reduction of shareholder's equity in the accompanying balance sheet.

      The funded status of the plan is as follows: (in thousands)

                                              2002             2001             2000
Plan assets at fair
   market value                             $ 13,898         $ 14,464         $ 15,323
Actuarial present value of
   benefit obligations:
Accumulated benefits based on current
   salary levels, including vested
   benefits of $17,770, $15,272 and
   $13,184                                    19,259           16,523           14,166
Additional benefits based on
   estimated future salary levels              2,766            2,321              849
Projected benefit obligation                  22,025           18,844           15,015
Projected benefit obligation
   in excess of plan assets                   (8,127)          (4,380)             308
Unrecognized prior service costs                 199              162              197
Unrecognized loss (gain) on
   plan assets                                 5,295            1,972           (2,829)
Unrecognized net transition asset               (143)            (219)            (294)
Additional accrued minimum liability          (2,584)              --               --
Accrued pension cost                        $ (5,360)        $ (2,465)        $ (2,618)

      In fiscal year 1991, the Company adopted a non-qualified supplemental retirement plan for certain key employees. Benefits provided under the plan are equal to 60% of the employee's final average earnings, less amounts provided by the Company's defined benefit pension plan and amounts available through Social Security. Total annual benefits are limited to $120 for each participant in the plan. Effective January 1, 1991 the Company adopted a deferred compensation savings plan for certain key employees. Under this arrangement, selected employees contribute a portion of their annual compensation to the plan. The Company contributes an amount to each participant's account by computing an investment return equal to Moody's Average Seasoned Bond Rate plus 2%. Employees receive vested amounts upon death, termination or attainment of retirement age. Total benefit expense recorded under these plans for fiscal years 2002, 2001 and 2000 were $377, $393 and $351 respectively. Benefits payable related to these plans and included in other non-current liabilities in the accompanying financial statements were $4,214 and $5,018 at November 1, 2002 and November 2, 2001, respectively. In connection with this arrangement the Company is the beneficiary of life insurance policies on the lives of certain key employees. The aggregate cash surrender value of these policies, included in non-current assets, was $8,541 and $7,649 at November 1, 2002 and November 2, 2001, respectively.

      The Company provides an incentive compensation plan for certain key executives, which is based upon the Company's pretax income and return on shareholders' equity. The payment of these amounts is generally deferred over a five-year period. The total amount payable related to this arrangement was $3,718 and $5,168 at November 1, 2002 and November 2, 2001, respectively. Future payments are approximately $1,579, $1,147, $624, $299 and $69 for fiscal years 2003 through 2007, respectively.

      Postretirement health care benefits in the approximate amount of $320 and $330 are included in non-current liabilities at November 1, 2002 and November 2, 2001, respectively.

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

      As of October 29, 1999, 275,000 options were outstanding at an exercise price of $10.00 per share. During fiscal year 2000, 25,000 options with a weighted average exercise price of $10.00 were cancelled. As November 1, 2002, 250,000 options were outstanding at an exercise price of $10.00 per share.

      The following balances are reflected as of Nov. 1, 2002:


                     Options Outstanding                 Options Exercisable
                                Weighted
                                 average    Weighted                Weighted
                                remaining    average                 average
        Exercise                  life      exercise                exercise
          price      Shares      (years)      price      Shares       price
           $10       250,000       6.5         $10       187,500       $10

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

                                   2002             2001             2000
Net Income As reported          $   1,138        $   6,244        $   8,766
   Pro forma                    $     991        $   6,007        $   8,506
Basic Earnings Per Share
   As reported                  $     .11        $     .59        $     .80
   Pro forma                    $     .09        $     .57        $     .78

      The fair value of compensatory stock options was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

Risk-free interest rate          5.34%
Expected years until exercise     6.0 years
Expected stock volatility        40.0%
Expected dividends               2.20%

NOTE 4 - INCOME TAXES:

      The provision for taxes on income includes the following:
                  (in thousands)

                    2002           2001          2000
Current:
   Federal        $ 1,073         $2,830        $4,060
   State              145            671           819
                    1,218          3,501         4,879
Deferred:
   Federal           (398)           292           444
   State              313             35            51
                      (85)           327           495
                  $ 1,133         $3,828        $5,374

      The total tax provision differs from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

                  (in thousands)

                                                      2002          2001          2000
Provision for federal income taxes
   at the applicable statutory rate                 $  772        $3,424        $4,808
State income taxes, net of
   federal income tax benefit                           60           376           521
Effect of change in state statutory rate 270            --            --
Other, net                                              31            28            45
                                                    $1,133        $3,828        $5,374

      Deferred income taxes result from differences in the bases of assets and liabilities for tax and accounting purposes.

                                        (in thousands)
                                             2002              2001
Receivables allowance                     $ 1,679           $   319
Inventory capitalization                      307               406
Incentive compensation                        574               614
Franchise tax                                  97               148
Employee benefits                           1,417               862
Other                                         (75)              102
Current tax assets, net                   $ 3,999           $ 2,451
Incentive compensation                    $   775           $ 1,408
Pension and health care benefits            2,420             3,198
Depreciation                               (1,216)           (1,165)
Additional accrued minimum
   pension liability                        1,020                --
Non-current tax assets, net               $ 2,999           $ 3,441

      No valuation allowance was provided against deferred tax assets in the accompanying statements.

NOTE  5 - LINE OF CREDIT (in thousands):

      Under the terms of a revolving line of credit with Bank of America, the Company may borrow up to $2,000 through April 30, 2004. The interest rate is at the bank's reference rate unless the Company elects an optional interest rate. The borrowing agreement contains various covenants, the more significant of which require the Company to maintain certain levels of shareholders' equity and working capital. The Company was in compliance with all provisions of the agreement during the year. There were no borrowings under this line of credit during the year.

NOTE  6 - CONTINGENCIES AND COMMITMENTS (in thousands):

      The Company leases certain transportation equipment under an operating lease expiring in 2009. The terms of the lease provide for annual renewal options and contingent rental payments based upon mileage and adjustments of rental payments based on the Consumer Price Index. Minimum rental payments were $358 in fiscal year 2002, $340 in fiscal year 2001 and $320 in fiscal year 2000. Contingent payments were $130 in fiscal year 2002, and $110 in fiscal years 2001 and 2000. Future minimum lease payments are approximately $368 in the years 2003 and 2004, $298 in 2005, $49 in 2006, $29 in 2007 and 2008 and $10 in 2009.

Report of independent accountants PricewaterhouseCoopers LLP

To the Board of Directors and Shareholders of Bridgford Foods Corporation

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Bridgford Foods Corporation and its subsidiaries at November 1, 2002 and November 2, 2001, and the results of their operations and their cash flows for each of the three years in the period ended November 1, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Orange County, California
December 20, 2002