Form 10-K, Exhibit 13
period 2003-10-31
BRIDGFORD FOODS CORP
filed 2004-01-27
CIK 14177

EXHIBIT 13.1

DESCRIPTION OF BUSINESS

     Bridgford Foods Corporation and its subsidiaries manufacture and/or distribute refrigerated, frozen and snack food products. The Company markets its products throughout the United States and Canada. The Company sells its products through wholesale outlets, restaurants and institutions. The products are sold by the Company’s own sales force, brokers, cooperatives, wholesalers and independent distributors. Products are currently sold through approximately 38,000 retail food stores in forty-eight states within the continental United States, Hawaii and Canada that are serviced by Company-owned service routes. Company products are also sold throughout the country to approximately another 21,000 retail outlets and 22,000 restaurants and institutions.

     The following summary represents the approximate percentage of net sales by class of product for each of the last five fiscal years:

	2003	2002	2001	2000	1999

Products manufactured or processed by the Company	70	69	69	68	69
Products manufactured or processed by others	30	31	31	32	31

Total	100	100	100	100	100

COMMON STOCK AND DIVIDEND DATA

     The common stock of the Company is traded in the national over-the-counter market and is authorized for quotation on The Nasdaq National Market under the symbol “BRID”. The following table reflects the high and low closing prices and cash dividends paid as quoted by Nasdaq for each of the last eight fiscal quarters.

Fiscal			Cash
Quarter Ended	$High	$Low	Dividends Paid

February 1, 2002	13.88	10.72	$.07
May 3, 2002	13.00	10.45	$.07
August 2, 2002	15.26	10.40	$.07
November 1, 2002	12.35	8.58	$.05
January 24, 2003	12.30	7.50	$.05
April 18, 2003	11.37	6.80	$.05
July 11, 2003	8.50	6.45	$.03
October 31, 2003	8.34	6.85	$.03

ANNUAL MEETING OF SHAREHOLDERS

     The 2004 annual meeting of shareholders will be held at the Four Points Sheraton, 1500 South Raymond Avenue, Fullerton, California at 10:00 a.m. on Wednesday, March 17, 2004.

January 17, 2004

TO OUR SHAREHOLDERS:

     Bridgford Foods continued to face many challenges in 2003. Higher raw materials costs and strong competition in both the meat and bakery segments of our business reduced our gross operating margins. Higher workmen’s compensation insurance costs, employee pension and medical charges, in addition to higher fuel and utility costs, added to our overall expense increases.

SALES AND EARNINGS

     After reductions for promotional costs, net sales in 2003 were $136,251,000, a 2.1% decline from sales in 2002. This small decline can be attributed to a continuing soft economy and strong competition during our 2003 fiscal year. Our new pepperoni and sausage party bites, as shown on page 3 of this report, have experienced excellent sales results in mass merchandise stores, supermarket and convenience stores during 2003. Delicious new retail heat and serve “Steakhouse Style Bavarian Rolls”, as displayed on the front cover of this report, have also shown good sales potential in supermarkets. Offerings of new “Sub Roll Dough” have met with enthusiastic support in the frozen foodservice business. Also, we are now completing our new route sales hand-held billing and inventory control system that will greatly improve our route sales operating efficiency and information reporting.

     Net income in 2003 was $1,210,000, a 6.3% increase when compared to the prior year. Continuing high computer software development costs, employee benefit costs and higher raw material costs all contributed to our net income being lower than in the years immediately prior to 2002.

OPERATIONS

     In 2003 we increased our capacity to manufacture products. Equipment was added to our Statesville, North Carolina plant which enables us to better serve our East Coast frozen food customers. Our Superior Foods division in Dallas, Texas upgraded its manufacturing capacity to make more specialty dough products. Our Frozen-Rite Foods division, also located in Dallas, completed installation of its new automated frozen roll dough line. Our Chicago, Illinois dry sausage factory added a new slicing and packaging line and mechanized its product and equipment washing systems.

FINANCIAL MATTERS

     Working capital at October 31, 2003 totaled $33,197,000, $1,416,000 (4.1%) less than at the beginning of the year. The decrease relates primarily to investments in property, plant and equipment ($3,092,000), cash dividend payments ($1,665,000) and treasury stock purchases ($1,307,000). The working capital ratio at October 31, 2003 was 3.66 to 1 compared to 3.93 to 1 a year earlier. The Company remained free of interest bearing debt for the seventeenth consecutive year. The Company had $10,193,000 invested in interest bearing securities at October 31, 2003, an increase of $906,000 (9.8%) compared to the amount invested as of the beginning of the fiscal year.

     Shareholders’ equity totaled $52,333,000 at October 31, 2003. This represents a decrease of $2,057,000 (3.8%) compared to the end of the prior fiscal year. The decrease in shareholders’ equity primarily relates to the $1,665,000 paid for cash dividends and to the $1,307,000 paid for treasury stock purchases during the year. The Board of Directors reduced the rate of the quarterly cash dividend from five cents to three cents per share beginning in the third quarter of 2003 in recognition of the lower levels of profitability in recent periods. The Company purchased 172,442 shares of its common stock on the open market during the 2003 fiscal year at an average cost of $7.58 per share. Approximately 400,000 shares of stock remain available for purchase as part of the 1.5 million shares previously authorized by the Board of Directors. Shareholders’ equity per share at October 31, 2003 was $5.09, down 2.3% from the end of the prior fiscal year.

SUMMARY

     We improved processing and distribution efficiencies in 2003. Our management information reporting was greatly enhanced by the new computer system developed in 2002 and 2003. It was also another difficult year for the economy. We believe Bridgford Foods Corporation is poised for improved sales and profit opportunities in 2004. Thank you to our shareholders, directors, employees, customers and suppliers for their continuing support.

Respectfully submitted,

Allan L. Bridgford	Robert E. Schulze
Chairman	President

BRIDGFORD FOODS CORPORATION
FINANCIAL SUMMARY (in thousands, except per share amounts)
Fiscal Year Ended

	October 31	November 1%
	2003	2002	Change

Net sales	$136,251	$139,202	(2.12%)
Income before taxes	1,951	2,271	(14.09)
Net income	1,210	1,138	6.33%
Basic earnings per share	.12	.11	9.09%
Cash dividends per share	.16	.26	(38.46%)
Working capital	33,197	34,613	(4.09%)
Total assets	75,927	77,182	(1.63%)
Shareholders’ equity	52,333	54,390	(3.78%)
Return on equity	2.31%	2.09%	10.51%

SELECTED FINANCIAL DATA (in thousands, except per share amounts)

	October 31	November 1	November 2	November 3	October 29
	2003	2002	2001(A)	2000(A)(B)	1999(A)

Net Sales	$136,251	$139,202	$152,464	$152,764	$135,490
Net Income	1,210	1,138	6,244	8,766	10,025
Basic Earnings Per Share	.12	.11	.59	.80	.88
Current Assets	45,686	46,413	50,677	53,100	57,237
Current Liabilities	12,489	11,800	12,652	14,631	13,477
Working Capital	33,197	34,613	38,025	38,469	43,760
Property, Plant and Equipment, Net	17,735	19,030	19,471	18,964	17,765
Total Assets	75,927	77,182	81,238	82,681	85,469
Shareholders’ Equity	52,333	54,390	57,335	56,196	58,135
Cash Dividends Per Share	.16	.26	.28	.28	.24

(A)  Reclassified to give effect to EITF 01-09.

(B)  53 weeks

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this report constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Bridgford Foods Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following; general economic and business conditions; the impact of competitive products and pricing; success of operating initiatives; development and operating costs; advertising and promotional efforts; adverse publicity; acceptance of new product offerings; consumer trial and frequency; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; commodity, labor, and employee benefit costs; changes in, or failure to comply with, government regulations; weather conditions; construction schedules; and other factors referenced in this report. The Company’s operating results are heavily dependent upon the prices paid for raw materials. The marketing of the Company’s value-added products does not lend itself to instantaneous changes in selling prices. Changes in selling prices are relatively infrequent and do not compare with the volatility of commodity markets. The impact of inflation on the Company’s financial position and results of operations has not been significant during the last three years.

RESULTS OF OPERATIONS (in thousands)

2003 compared to 2002

Sales in fiscal 2003 declined $2,951 (2.1%) when compared to the prior year. Sales in the Company’s frozen food division declined 6.9%, as a result of continued weak demand and aggressive competition. Sales in the Company’s direct store delivery non-refrigerated meat snack division increased 1.5%, primarily as a result of higher unit volumes. Sales in the Company’s direct store delivery Deli division also declined 3.4% due lower unit volumes. The gross margin remained relatively consistent with the prior year at 36.7%. Increased ingredient costs during the year were offset by lower unit overhead due to improved volume on items processed by the company. Overall, net selling prices remained relatively consistent with the prior fiscal year. Selling, general and administrative expenses decreased $487 (1.1%). A reduction in the provision for losses on accounts receivable from fiscal years 2002 to 2003 contributed to this decrease. Rising costs for employee healthcare, workers’ compensation, property and liability insurance, transportation costs, product displays and pension expense mitigated the effect of the reduction in the loss provision on accounts receivable. The Company benefited from an effective income tax rate of 38% in 2003 compared to 49.9% in 2002. The rate in the prior year was abnormally high due to the revaluation of state deferred tax assets.

2002 compared to 2001

Sales in fiscal 2002 declined $13,262 (8.7%) when compared to the prior year. All segments of the Company’s business were adversely affected by the recession. Sales in the Company’s frozen food division declined 7.3%, as a result of continued weak demand and aggressive competition. Sales in the Company’s direct store delivery non-refrigerated meat snack division declined 10.8%, primarily as a result of the weak economy and the bankruptcy of a significant customer. Sales in the Company’s direct store delivery Deli division also declined 5.9% due to similar factors already noted above. The gross margin remained relatively consistent with the prior year at 36.5%. Higher unit costs resulting from lower production volumes were offset by more favorable pork commodity prices. Flour prices increased during the year offsetting lower pork commodity prices.

Selling, general and administrative expenses increased $2,637 (6.3%). The provision for losses on accounts receivable was increased by $3,750 due to the bankruptcy of a significant customer and collectibility issues related to other significant accounts. In addition, the Company expensed approximately $658 in non-recurring costs associated with the implementation of the Company’s new information systems during the fiscal year. After considering these factors, selling, general and administrative expenses decreased 4.3% due to lower sales offset by other factors adversely affecting this category including rising costs for employee healthcare, worker’s compensation, property and liability insurance, transportation costs and pension expense. The Company expects to continue the growth and modernization of facilities and equipment used in the business.

Income before taxes declined 77.5% as a result of the loss of gross margin in the amount of $4,834 and the significant factors noted above. The effective tax rate increased to 49.9%, primarily as the result of the revaluation of deferred tax assets due to a lower than expected state tax rate.

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

     The Company’s capital expansion projects remained at levels consistent with the prior year. The effective tax rate remained consistent with the prior year at 38%.

LIQUIDITY AND CAPITAL RESOURCES (in thousands)

Net cash provided by operating activities was $7,929 and $3,812 in fiscal years 2003 and 2002, respectively. Gross accounts receivable balances increased $622 in 2003 and $3,134 in 2002. The balance in 2003 increased as a result of strong fourth quarter sales compared to the prior year. The primary reason for the increase in 2002 was the bankruptcy of a significant customer not yet written off as of the end of the 2002 year ($2.7 million) and slower collections. Inventories increased $471 in fiscal year 2003 due to higher unit quantities needed to support increased sales activity beginning in the last quarter of the fiscal year. Inventories decreased $1,603 in 2002 due to lower business levels and lower valuations due to favorable commodity costs. Accounts payable increased $749 in 2003 consistent with higher inventories and business activity at the end of the fiscal year. The current portion of non-current liabilities decreased $329 in 2003 due to lower incentive compensation accruals. Due to adverse pension investment results in past years, the Company has significantly increased its contributions to the defined benefit pension plan. Included in the current portion of non-current liabilities is $1,136 related to the anticipated contribution required in fiscal 2004. A minimum pension liability in the amount of $2,780 has been recorded in the accompanying financial statements as a result of adverse investment results and a lower discount rate being applied to the accumulated benefit obligation. The net tax effected amount of this liability is included in shareholders’ equity as “Accumulated comprehensive loss”.

The Company’s capital improvement expenditures decreased $675 in 2003 compared to the prior year. Significant projects in process ($846) at October 31, 2003 included equipment to expand processing capabilities at the Chicago facility ($704). Cash and cash equivalents increased $1,891 in 2003 and decreased $2,669 in 2002. Net cash flow improved in 2003 as a result of lower income tax payments and collection of amounts refundable. The decrease in 2002 was primarily a result of capital expenditures in the amounts of $3,767.

Working capital decreased $1,416 in 2003 and $3,412 in 2002. Working capital decreased in 2003 primarily due to the repurchase of 172,000 shares of common stock in the aggregate amount of $1,307. Working capital decreased in 2002 primarily as a result of non-current obligations becoming current, primarily the Company’s defined benefit pension plan and supplemental executive retirement plans which historically were classified as non-current liabilities. The Company has remained free of interest-bearing debt for seventeen consecutive years. The Company maintains a line of credit with Bank of America that expires April 30, 2004. Under the terms of this line of credit, the Company may borrow up to $2,000 at an interest rate equal to the bank’s reference rate, unless the Company elects an optional interest rate. The borrowing agreement contains various covenants, the more significant of which require the Company to maintain certain levels of shareholders’ equity and working capital. The Company was in compliance with all provisions of the agreement during the 2003 fiscal year and there were no borrowings under this line of credit during such period. Management is of the opinion that the Company’s strong financial position and its capital resources are sufficient to provide for its operating needs and capital expenditures for fiscal 2004.

CONTRACTUAL OBLIGATIONS (in thousands)

The Company remained free of interest bearing long-term debt for the seventeenth consecutive year and had no other long-term debt or other contractual obligations except for leases. The Company leases certain transportation and computer equipment under operating leases expiring in 2006. Future minimum lease payments are approximately $379 in the years 2004, $304 in 2005 and $28 in 2006.

Critical Accounting Policies

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the respective reporting periods. Actual results could differ from those estimates. Amounts estimated related to liabilities for self-insured workers’ compensation, employee healthcare and pension benefits are especially subject to inherent uncertainties and these estimated liabilities may ultimately settle at amounts not originally estimated. Management believes its current estimates are reasonable and based on the best information available at the time. The Company’s credit risk is diversified across a broad range of customers and geographic regions. Losses due to credit risk have historically been immaterial although losses in fiscal year 2002 were significant due to a bankruptcy of a significant customer. The provision for losses on accounts receivable is based on historical trends and current collectibility risk. The Company has significant amounts receivable with a few large, well known customers which, although historically secure, could be subject to material risk should these customers’ operations suddenly deteriorate. The Company monitors these customers closely to minimize the risk of loss. One customer comprised 14.6% of revenues in fiscal year 2003.

     Revenues are recognized upon passage of title to the customer typically upon product shipment or delivery to customers. Products are delivered to customers primarily through its own long-haul fleet or through a company owned direct store delivery system.

Recent Accounting Pronouncements

     In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees Of Indebtedness Of Others. FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also requires more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002 and requires additional disclosures for existing guarantees. This statement did not have any impact on the Company’s financial position or results of operations.

     In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in consolidated financial statements of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of this interpretation were effective beginning in our third quarter of fiscal 2003. This Interpretation did not have any impact on the Company’s financial position or results of operations.

     In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. This Statement did not have any effect on the Company’s financial position, results of operations and cash flows.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS No. 148”). SFAS No. 148 amends the disclosure requirements of Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), to require disclosures in both interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 also amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. As we decided not to adopt the SFAS No. 123 fair value method of accounting for stock-based employee compensation, the new transition alternatives of SFAS No. 148 did not have an effect on the consolidated financial statements. The pro forma effect to net income (loss) is presented under the Stock-based compensation paragraph above as if the fair value method had been applied.

     In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the fourth quarter of fiscal year 2003. This Statement did not have any effect on the Company’s financial position, results of operations and cash flows.

Consolidated Balance Sheets (in thousands)

	October 31	November 1
	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$12,196	$10,305
Accounts receivable, less allowance for doubtful accounts of $1,429 and $3,419, respectively and promotional allowances of $1,847 and $1,186 , respectively	12,273	12,566
Inventories	18,033	17,562
Prepaid expenses	216	244
Refundable income taxes	732	1,737
Deferred income taxes	2,236	3,999

Total current assets	45,686	46,413
Property, plant and equipment, net of accumulated depreciation of $43,084 and $39,373, respectively	17,735	19,030
Other non-current assets	9,775	8,740
Deferred income taxes	2,731	2,999

	$75,927	$77,182

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,705	$3,956
Accrued payroll, commissions and other expenses	4,917	4,648
Current portion of non-current liabilities	2,867	3,196

Total current liabilities	12,489	11,800

Non-current liabilities	11,105	10,992

Contingencies and commitments (Note 6)
Shareholders’ equity:
Preferred stock, without par value Authorized - 1,000 shares Issued and outstanding – none	—	—
Common stock, $1.00 par value Authorized – 20,000 shares Issued and outstanding – 10,276 and 10,448, respectively	10,333	10,505
Capital in excess of par value	16,340	17,475
Retained earnings	27,321	27,776
Accumulated other comprehensive loss	(1,661)	(1,366)

Total shareholders’ equity	52,333	54,390

	$75,927	$77,182

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income (in thousands, except share and per share amounts)

	Fiscal year ended
	October 31	November 1	November 2
	2003	2002	2001

Net sales	$136,251	$139,202	$152,464

Cost of products sold, excluding depreciation	86,211	88,460	96,733
Selling, general and administrative expenses	43,776	44,263	41,626
Depreciation	4,313	4,208	4,033

	134,300	136,931	142,392

Income before taxes	1,951	2,271	10,072
Provision for taxes on income	741	1,133	3,828

Net income	$1,210	$1,138	$6,244

Basic earnings per share	$.12	$.11	$.59

Shares used to compute basic earnings per share	10,381,477	10,448,271	10,538,091

Diluted earnings per share	$.12	$.11	$.59

Shares used to compute diluted earnings per share	10,381,477	10,488,683	10,595,105

Consolidated Statements of Shareholders’ Equity (in thousands)

					Accumulated
			Capital		other	Total
	Common stock		in excess of	Retained	comprehensive	shareholders’
	Shares	Amount	par value	earnings	loss	equity

Balance, November 3, 2000	10,615	$10,672	$19,459	$26,065		$56,196

Net income				6,244		6,244
Cash dividends paid ($.28 per share)				(2,954)		(2,954)
Shares repurchased and retired	(167)	(167)	(1,984)			(2,151)
Balance, November 2, 2001	10,448	$10,505	$17,475	$29,355		$57,335

Net income				1,138		1,138
Cash dividends paid ($.26 per share)				(2,717)		(2,717)
Other comprehensive loss					(1,366)	(1,366)
Balance, November 1, 2002	10,448	$10,505	$17,475	$27,776	($1,366)	$54,390

Net income				1,210		1,210
Shares repurchased and retired	(172)	(172)	(1,135)			(1,307)
Cash dividends paid ($.16 per share)				(1,665)		(1,665)
Other comprehensive loss					(295)	(295)
Balance, October 31, 2003	10,276	$10,333	$16,340	$27,321	($1,661)	$52,333

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (in thousands)

	Fiscal year ended
	October 31	November 1	November 2
	2003	2002	2001

Cash flows from operating activities:
Net income	$1,210	$1,138	$6,244
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,313	4,208	4,033
Provision for losses on accounts receivable	915	3,750	275
Loss (gain) on sale of assets	48	(3)	(10)
Changes in operating assets and liabilities:
Accounts receivable	(622)	(3,134)	(915)
Inventories	(471)	1,603	(974)
Prepaid expenses	28	620	(336)
Income taxes, net	1,005	304	(1,831)
Deferred income taxes, net	1,970	(1,548)	327
Other non-current assets	(1,075)	570	(813)
Accounts payable	749	(1,766)	(648)
Accrued payroll, advertising and other	269	(552)	(395)
Current portion of non-current liabilities	(329)	1,466	(46)
Non-current liabilities	(81)	(2,844)	(603)

Net cash provided by operating activities	7,929	3,812	4,308

Cash used in investing activities:
Proceeds from sale of assets	26	3	60
Additions to property, plant and equipment	(3,092)	(3,767)	(4,590)

Net cash used in investing activities	(3,066)	(3,764)	(4,530)

Cash used in financing activities:
Shares repurchased	(1,307)		(2,151)
Cash dividends paid	(1,665)	(2,717)	(2,954)

Cash used in financing activities	(2,972)	(2,717)	(5,105)

Net increase (decrease) in cash and cash equivalents	1,891	(2,669)	(5,327)
Cash and cash equivalents at beginning of year	10,305	12,974	18,301

Cash and cash equivalents at end of year	$12,196	$10,305	$12,974

Cash paid for income taxes	$3	$1,789	$5,108

See accompanying notes to consolidated financial statements.

NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (amounts in thousands):

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany transactions have been eliminated.

Use of estimates and assumptions

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the respective reporting periods. Actual results could differ from those estimates. Amounts estimated related to liabilities for self-insured workers’ compensation, employee healthcare and pension benefits are especially subject to inherent uncertainties and these estimated liabilities may ultimately settle at amounts not originally estimated. Management believes its current estimates are reasonable and based on the best information available at the time.

Concentrations of credit risk

     The Company’s credit risk is diversified across a broad range of customers and geographic regions. Losses due to credit risk have historically been immaterial although losses in fiscal year 2002 were significant. The carrying amount of cash equivalents, accounts and other receivables, accounts payable and accrued liabilities approximate fair market value due to the short maturity of these instruments. The provision for losses on accounts receivable is based on historical trends and current collectibility risk. The Company has significant amounts receivable with a few large, well known customers which, although historically secure, could be subject to material risk should these customers’ operations suddenly deteriorate. The Company monitors these customers closely to minimize the risk of loss. One customer comprised 14.6% of revenues in fiscal year 2003.

Business segments

     The Company and its subsidiaries operate in one business segment - the processing and/or distributing of refrigerated, frozen and snack food products.

Fiscal year

     The Company maintains its accounting records on a 52-53 week fiscal basis. Fiscal years 2001, 2002 and 2003 include 52 weeks each.

Revenues

     Revenues are recognized upon passage of title to the customer typically upon product shipment or delivery to customers. Products are primarily delivered to customers through its own fleet or through a company owned Direct Store Delivery System. These costs, $6,877, $6,755 and $6,025 for 2003, 2002 and 2001, respectively, are included in Selling, general and administrative expenses in the accompanying statements.

Cash equivalents

     The Company considers all investments with original maturities of three months or less to be cash equivalents. Cash equivalents include treasury bills of $10,193 at October 31, 2003 and $9,287 at November 1, 2002.

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

     The Company assesses the recoverability of its long-lived assets on an annual basis or whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such long-lived assets may not be sufficient to support the net book value of such assets. If undiscounted cash flows are not sufficient to support the recorded assets, the Company recognizes an impairment to reduce the carrying value of the applicable long-lived assets to their estimated fair value.

Income taxes

     Deferred taxes are provided for items whose financial and tax bases differ. A valuation allowance is provided against deferred tax assets when it is expected that it is more likely than not that the related asset will not be fully realized.

Stock-based compensation

     Statement of Financial Accounting Standards (SFAS No. 123), “Accounting for Stock-Based Compensation,” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair market value of options granted. The Company has chosen to account for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation for stock options is measured as the excess, if any, of the fair market value of the Company’s stock price at the date of grant as determined by the Board of Directors over the amount an employee must pay to acquire the stock.

     The following balances are reflected as of October 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
		average	average		average
Exercise		remaining	exercise		exercise
price	Shares	life (years)	price	Shares	price

$10	250,000	5.5	$10	250,000	$10

The Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 (“FAS 123”). As permitted by FAS 123, the Company measures compensation cost in accordance with APB 25. Had compensation cost for the Company’s Stock Option Plan been determined based on the fair value of the options consistent with FAS 123, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

		2003	2002	2001

Net Income	As reported	$1,210	$1,138	$6,244
	Pro forma	$1,136	$991	$6,007
Basic Earnings
Per Share	As reported	$.12	$.11	$.59
	Pro forma	$.11	$.09	$.57

Basic and diluted earnings per share

     Basic earnings per share is calculated based on the weighted average number of shares outstanding for all periods presented. Diluted earnings per share is calculated based on the weighted average number of shares outstanding plus shares issuable on conversion or exercise of all potentially dilutive securities (stock options).

Foreign currency transactions

     The Company’s foreign subsidiary located in Canada enters into transactions that are denominated in a foreign currency. The related transaction gains and losses arising from changes in exchange rates are not material and are included in selling, general and administrative expenses in the consolidated statement of income in the period the transaction occurred.

Comprehensive income (loss)

     Comprehensive income is defined as the change in equity (net assets) of a business enterprise during the period from transactions and other events and circumstances from non-owner sources. Comprehensive income consists of net income and the additional minimum pension liability adjustment. Accumulated other comprehensive loss consists of the additional minimum pension liability adjustment. During fiscal years 2003 and 2002 the Company recognized a minimum pension liability in accordance with the provisions of SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No. 130 “Reporting Comprehensive Income”. The impact of this transaction has been recorded as a component of shareholders’ equity, net of tax. No effect has been given to this transaction in the statement of cash flows. Total comprehensive income (loss) for fiscal years 2003, 2002, and 2001 were calculated as follows (in thousands):

	2003	2002	2001

Net income	$1,210	$1,138	$6,244
Additional pension liability adjustment	($295)	($1,366)	$0

Comprehensive income (loss)	$915	($228)	$6,244

Critical accounting policies

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the respective reporting periods. Actual results could differ from those estimates. Amounts estimated related to liabilities for self-insured Workers’ Compensation, Employee Healthcare and pension benefits are especially subject to inherent uncertainties and these estimated liabilities may ultimately settle at amounts not originally estimated. Management believes its current estimates are reasonable and based on the best information available at the time.

The Company’s credit risk is diversified across a broad range of customers and geographic regions. Losses due to credit risk have historically been immaterial although losses in fiscal year 2002 were significant. The provision for losses on accounts receivable is based on historical trends and current collectibility risk. The Company has significant amounts receivable with a few large, well known customers which, although historically secure, could be subject to material risk should these customers’ operations suddenly deteriorate. The Company monitors these customers closely to minimize the risk of loss. One customer comprised 14.6% of revenues in fiscal year 2003.

     Revenues are recognized upon passage of title to the customer typically upon product shipment or delivery to customers. Products are delivered to customers primarily through its own fleet or through a company owned Direct Store Delivery System.

Recent accounting pronouncements

     In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees Of Indebtedness Of Others. FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also requires more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified after December 31, 2002 and requires additional disclosures for existing guarantees. This statement did not have any impact on the Company’s financial position or results of operations.

     In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation requires that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in consolidated financial statements of the business enterprise. This interpretation applies immediately to variable interest entities created after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of this interpretation were effective beginning in our third quarter of fiscal 2003. This Interpretation did not have any impact on the Company’s financial position or results of operations.

     In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. This Statement did not have any effect on the Company’s financial position, results of operations and cash flows.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS No. 148”). SFAS No. 148 amends the disclosure requirements of Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), to require disclosures in both interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 also amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. As we decided not to adopt the SFAS No. 123 fair value method of accounting for stock-based employee compensation, the new transition alternatives of SFAS No. 148 did not have an effect on the consolidated financial statements. The pro forma effect to net income (loss) is presented under the Stock-based compensation paragraph above as if the fair value method had been applied.

     In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the fourth quarter of fiscal year 2003. This Statement did not have any effect on the Company’s financial position, results of operations and cash flows.

NOTE 2 - COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS:

	(in thousands)
	2003	2002

Inventories:
Meat, ingredients and supplies	$3,229	$4,187
Work in process	1,850	1,940
Finished goods	12,954	11,435

	$18,033	$17,562

Property, plant and equipment:
Land	$1,840	$1,807
Buildings and improvements	13,065	13,059
Machinery and equipment	36,170	34,350
Transportation equipment	9,744	9,187

	60,819	58,403
Accumulated depreciation	(43,084)	(39,373)

	$17,735	$19,030

Projects in process totaled $846 and $985 at October 31, 2003 and November 1, 2002, respectively.

Other non-current assets:
Cash surrender value benefits	$9,316	$8,541
Intangible asset	159	199
Others	300	0

	$9,775	$8,740

Accrued payroll, advertising and other expenses:
Payroll, vacation, payroll taxes and employee benefits	$3,225	$3,073
Accrued advertising and broker commissions	673	707
Property taxes	382	381
Others	637	487

	$4,917	$4,648

Non-current liabilities:
Incentive compensation	$1,256	$2,038
Accrued pension	5,203	4,420
Other accrued retirement plans	4,326	4,214
Post retirement healthcare	320	320

	$11,105	$10,992

NOTE 3 - RETIREMENT AND OTHER BENEFIT PLANS:

     The Company has noncontributory-trusteed defined benefit retirement plans for sales, administrative, supervisory and certain other employees. The benefits under these plans are primarily based on years of service and compensation levels. The Company’s funding policy is to contribute annually the maximum amount deductible for federal income tax purposes, without regard to the plan’s Unfunded Current Liability.

Net pension cost consisted of the following (in thousands):

	2003	2002	2001

Cost of benefits earned during the year	$1,177	$1,055	$827
Interest cost on projected benefit obligation	1,523	1,312	1,142
Actual return on plan assets	(1,768)	1,127	1,372
Deferral of unrecognized (loss) gain on plan assets	660	(2,286)	(2,609)
Amortization of unrecognized (gain) loss	226	8	(88)
Amortization of transition asset (15.2 years)	(76)	(76)	(76)
Amortization of unrecognized prior service costs	41	41	36

Net pension cost	$1,783	$1,181	$604

The 1987 transition asset is being amortized using the straight-line method over the average remaining service period of active plan participants at the date of adoption of the plan. At October 31, 2003, 0.93 years of amortization remained. The discount rate in determining the projected benefit obligation was 6.25% for fiscal year 2003 and 6.75% for fiscal year 2002 and 7% for fiscal year 2001. The expected long-term rate of return used in determining the projected benefit obligation for fiscal years 2003, 2002 and 2001 was 8%. The assumed rate of future compensation increases for fiscal years 2003 and 2002 was 3.75% and 4.00% for fiscal year 2001.

     Plan assets are primarily invested in marketable equity securities, corporate and government debt securities and are administered by an investment management company. Adverse investment results have been experienced in recent years. In addition, the discount rate used to value the projected benefit obligation was lowered to 6.25% compared to 6.75% in the prior fiscal year. These factors resulted in an additional minimum liability that has been recorded as a reduction of shareholders’ equity in the accompanying balance sheet.

The funded status of the plan is as follows:

	(in thousands)
	2003	2002	2001

Plan assets at fair market value	$16,296	$13,898	$14,464

Actuarial present value of benefit obligations:
Accumulated benefits based on current salary levels, including vested benefits of $19,492, $17,770 and $15,272	22,635	19,259	16,523
Additional benefits based on estimated future salary levels	4,855	2,766	2,321

Projected benefit obligation	27,490	22,025	18,844

Projected benefit obligation in excess of plan assets	(11,194)	(8,127)	(4,380)
Unrecognized prior service costs	159	199	162
Unrecognized loss on plan assets	7,544	5,295	1,972
Unrecognized net transition asset	(68)	(143)	(219)
Additional accrued minimum liability	(2,780)	(2,584)	—

Accrued pension cost	$(6,339)	$(5,360)	$(2,465)

In fiscal year 1991, the Company adopted a non-qualified supplemental retirement plan for certain key employees. Benefits provided under the plan are equal to 60% of the employee’s final average earnings, less amounts provided by the Company’s defined benefit pension plan and amounts available through Social Security. Effective January 1, 1991 the Company adopted a deferred compensation savings plan for certain key employees. Under this arrangement, selected employees contribute a portion of their annual compensation to the plan. The Company contributes an amount to each participant’s account by computing an investment return equal to Moody’s Average Seasoned Bond Rate plus 2%. Employees receive vested amounts upon death, termination or attainment of retirement age. Total benefit expense recorded under these plans for fiscal years 2003, 2002 and 2001 were $71, $377 and $393 respectively. Benefits payable related to these plans and included in other non-current liabilities in the accompanying financial statements were $4,326 and $4,214 at October 31, 2003 and November 1, 2002, respectively. In connection with this arrangement the Company is the beneficiary of life insurance policies on the lives of certain key employees. The aggregate cash surrender value of these policies, included in non-current assets, was $9,316 and $8,541 at October 31, 2003 and November 1, 2002, respectively.

     The Company provides an incentive compensation plan for certain key executives, which is based upon the Company’s pretax income and return on shareholders’ equity. The payment of these amounts is generally deferred over a five-year period. The total amount payable related to this arrangement was $2,468 and $3,718 at October 31, 2003 and November 1, 2002, respectively. Future payments are approximately $1,212, $691, $364, $135 and $66 for fiscal years 2004 through 2008, respectively.

     Postretirement health care benefits in the approximate amount of $320 are included in non-current liabilities at October 31, 2003 and November 1, 2002.

     The Company’s 1999 Stock Incentive Plan (“the Plan”) was approved by the Board of Directors on January 11, 1999 and 275,000 options were granted on April 29, 1999. Under the Plan, the maximum aggregate number of shares which may be optioned and sold is 900,000 shares of common stock, subject to adjustment upon changes in capitalization or merger. Generally, options granted under the plan vest in annual installments over four years following the date of grant (as determined by the Board of Directors) subject to the optionee’s continuous service. Options expire ten years from the date of grant with the exception of an incentive stock option granted to an optionee who owns stock representing more than 10% of the voting power of all classes of stock of the Company, in which case the term of the option is five years. Options generally terminate three months after termination of employment or one year after termination due to permanent disability or death. Options are generally granted at a fair market value determined by the Board of Directors subject to the following:

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

     As of October 29, 1999, 275,000 options were outstanding at an exercise price of $10.00 per share. During fiscal year 2000, 25,000 options with a weighted average exercise price of $10.00 were cancelled. As of October 31, 2003, 250,000 options were outstanding at an exercise price of $10.00 per share.

The fair value of compensatory stock options was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions at the date of issuance:

Risk-free interest rate	5.34%
Expected years until exercise	6.0 years
Expected stock volatility	40.0%
Expected dividends	2.20%

NOTE 4 - INCOME TAXES:

     The provision for taxes on income includes the following:

	(in thousands)
	2003	2002	2001

Current:
Federal	$(1,137)	$1,073	$2,830
State	(92)	145	671

	(1,229)	1,218	3,501

Deferred:
Federal	1,930	(398)	292
State	40	313	35

	1,970	(85)	327

	$741	$1,133	$3,828

The total tax provision differs from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

	(in thousands)
	2003	2002	2001

Provision for federal income taxes at the applicable statutory rate	$663	$772	$3,424
Increase in provision resulting from:
state income taxes, net of federal income tax benefit	52	60	376
Effect of change in state statutory rate	—	270	—
Other, net	26	31	28

	$741	$1,133	$3,828

Deferred income taxes result from differences in the bases of assets and liabilities for tax and accounting purposes.

	(in thousands)
	2003	2002

Receivables allowance	$543	$1,679
Inventory capitalization	388	307
Incentive compensation	436	574
Franchise tax	(7)	97
Employee benefits	929	1,417
Other	(53)	(75)

Current tax assets, net	$2,236	$3,999

Incentive compensation	$477	$775
Pension and health care benefits	3,683	3,440
Depreciation	(1,429)	(1,216)

Non-current tax assets, net	$2,731	$2,999

     No valuation allowance was provided against deferred tax assets in the accompanying statements.

NOTE 5 - LINE OF CREDIT (in thousands):

     Under the terms of a revolving line of credit with Bank of America, the Company may borrow up to $2,000 through April 30, 2004. The interest rate is at the bank’s reference rate unless the Company elects an optional interest rate. The borrowing agreement contains various covenants, the more significant of which require the Company to maintain certain levels of shareholders’ equity and working capital. The Company was in compliance with all provisions of the agreement during the year. There were no borrowings under this line of credit during the year.

NOTE 6 – CONTINGENCIES AND COMMITMENTS (in thousands):

     The Company leases certain transportation and computer equipment under operating leases expiring in 2006. The terms of the transportation lease provide for annual renewal options and contingent rental payments based upon mileage and adjustments of rental payments based on the Consumer Price Index. Minimum rental payments were $400 in fiscal year 2003, $358 in fiscal year 2002 and $340 in fiscal year 2001. Contingent payments were $168 in fiscal year 2003, $130 in fiscal year 2002 and $110 in fiscal years 2001. Future minimum lease payments are approximately $379 in the years 2004, $304 in 2005 and $28 in 2006.

Report of Independent Auditors

PricewaterhouseCoopers LLP

To the Board of Directors and Shareholders of Bridgford Foods Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Bridgford Foods Corporation and its subsidiaries at October 31, 2003 and November 1, 2002, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
Orange County, California
December 19, 2003

Directors	Officers	General Offices
Allan L. Bridgford
Chairman

Hugh Wm. Bridgford

Paul A. Gilbert
Senior Vice President,
Investment Advisement
Firm

Richard A. Foster
Retired (formerly
President, Interstate
Electronics Corporation)

Steven H. Price
Property Management

Robert E. Schulze

Norman V. Wagner II
Retired (formerly
President, Signal
Landmark Properties,
Inc.)

Paul R. Zippwald
Retired (formerly
Regional Vice President,
Bank of America)	Allan L. Bridgford
Chairman, Board of
Directors and member of
the Executive Committee

Robert E. Schulze
President and member of
the Executive Committee

Hugh Wm. Bridgford
Chairman, Executive
Committee
and Vice President

William L. Bridgford
Vice President and
Secretary

Raymond F. Lancy
Chief Financial Officer,
Vice President, Treasurer
and Assistant Secretary

Daniel R. Yost
Vice President

John V. Simmons
Vice President

Chris Cole
Vice President	Bridgford Foods Corporation
1308 North Patt Street
P.O. Box 3773
Anaheim, California 92803
Phone (714) 526-5533
www.bridgford.com

Major Operating Facilities
Chicago, Illinois
Dallas, Texas
Statesville, North Carolina

Transfer Agent and Registrar
Mellon Investor
Services
85 Challenger Road
Ridgefield Park, NJ 07760
Phone (800) 356-2017
www.melloninvestor.com

Independent Accountants
PricewaterhouseCoopers LLP
Orange County, California